PROSPECTUS

Filed pursuant to Rule 424(b)(3)
Registration File No. 333-168282

UNIFY CORPORATION

Up to 6,836,867 Shares of Common Stock

     We have prepared this prospectus for resale of up to 6,836,867 shares of our common stock by certain existing holders of our common stock (the “Selling Stockholders”). Each of the Selling Stockholders will receive all of the net proceeds from the sale of shares by that holder. We will not receive any proceeds from the resale of our common stock by the Selling Stockholders

     You should read this prospectus carefully before you invest in our securities. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

     Our common stock is listed on the NASDAQ Stock Market (“NASDAQ”) under the symbol “UNFY.” The last reported sale price of our common stock on NASDAQ on October 7, 2010 was $3.31 per share.

     Investing in shares of our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks in “Risk Factors” on page 7 of this prospectus.

     The complete mailing address and telephone number of our principal executive offices is:

Unify Corporation
1420 Rocky Ridge Drive, Suite 380
Roseville, California 95661
(916) 928-6400

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 8, 2010.

     You should rely only on the information contained in this prospectus and the documents incorporated by reference in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of this prospectus. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights information found elsewhere in this prospectus. Accordingly, it does not contain all of the information which may be important to you. Prospective purchasers should read the following summary carefully in conjunction with the more detailed information appearing elsewhere in this Prospectus concerning Unify Corporation and the securities being offered, including our financial statements and related notes and the information under “Risk Factors.” As used herein, references to “we”, “our”, “us”, and “our Company” refer to Unify Corporation and its subsidiaries.

ABOUT THIS PROSPECTUS

     We have not authorized any dealer, salesperson, or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction in which it is unlawful to make such an offer or sale. The information in this prospectus is current as of the date of the cover.

     This prospectus is part of a Registration Statement on Form S-1 that we filed with the Securities and Exchange Commission that relates to the offer for sale of up to 6,836,867 shares of our common stock by certain existing holders of our common stock (the “Selling Stockholders”). Of the 6,836,867 shares of our common stock being registered pursuant to this prospectus, 5,670,545 of such shares of common stock are currently outstanding and 1,166,322 of such shares of common stock are issuable upon the exercise of certain warrants. Each of the Selling Stockholders will receive all of the net proceeds from the sale of shares by that holder. We will not receive any proceeds from the resale of our common stock by the Selling Stockholders. Our common stock is listed on the NASDAQ Stock Market (“NASDAQ”) under the symbol “UNFY.” The last reported sale price of our common stock on NASDAQ on October 7, 2010 was $3.31 per share.

THE COMPANY

Our Business

     We are a global provider of information management and information governance solutions including application development, migration and data management solutions with our Unify division and archiving and eDiscovery software solutions with our Daegis division. Our software helps companies to maximize value and reduce cost in the development, deployment, management and retention of business applications, and the governance, management, searching and analysis of data and electronically stored information.

     Our customers include corporate information technology (“IT”) and legal organizations, law firms, software value-added resellers (“VARs”), solutions integrators (“SIs”) and independent software vendors (“ISVs”) from a variety of industries, including insurance, financial services, pharmaceuticals, healthcare, government, manufacturing, retail, education, and more. We market and sell products directly in the United States, Europe, Canada, Japan, Singapore and Australia and indirectly through global distributors and resellers representing more than 50 countries. We sell and market the Company’s products and premium services through two operating spheres - information management and information governance.

     Over the past five years, we have expanded our product offering to adapt to evolving market requirements. Our archiving solution, the Central Archive, meets an organization’s requirement to archive, discover and preserve electronically stored information for eDiscovery, regulatory compliance, global email access and storage savings by enabling organizations to securely capture, index, archive, retrieve, review, share, search, supervise and manage the retention, disposition, preservation and destruction of electronic records. With our acquisition of Daegis in June 2010, we now provide eDiscovery offerings that span the entire litigation lifecycle including advanced search, culling, review and production capabilities. Our application modernization solutions help organizations migrate and maximize investments in their existing applications and data. Our software products are built to increase productivity, eliminate risk and substantially reduce time and costs. Our application development and data management software products include Team Developer, SQLBase, SQLBase Treasury, NXJ, DataServer, VISION and ACCELL. Our Migration Solutions include Composer™ Notes which delivers a like-for-like migration of Lotus Notes applications to the Microsoft .NET platform, Composer Sabertooth™ which speeds the conversion of Team Developer or SQLWindows applications to Microsoft .NET, Composer CipherSoft which automatically converts Oracle Forms and PL/SQL code to Java and Composer Mainframe which delivers automation migration of legacy COBOL, Ideal and Natural code to modern code and relational databases through best of breed partnerships with Ateras Inc. and Information Analysis Inc. (“IAI”).

     On June 29, 2010, we acquired Strategic Office Solutions, Inc. (d/b/a “Daegis”), a provider of eDiscovery solutions for corporate legal departments and law firms. The Company believes that the eDiscovery solutions compliment the integrated content archiving segment. The financial and other information in the prospectus included in this registration statement is presented as of our fiscal year end does not include the effect of this acquisition.

     Unify was initially incorporated in California in 1980 and later reincorporated in Delaware on April 10, 1996. We are headquartered in Roseville, California, with offices in San Francisco, New York City, New Jersey, Canada, Australia, France, Germany, and the United Kingdom (“UK”). Our headquarters office is located at 1420 Rocky Ridge Drive, Suite 380, Roseville, California 95661. Our telephone number is (916) 218-4700 and our website address is http://www.unify.com.

Products

Archive and eDiscovery Solutions

     The Central Archive enables corporations to preserve, manage, and utilize their electronically stored information (ESI) as an asset, while better managing storage resources, complying with industry regulations, enabling legal discovery and reducing the risks associated with electronic content. The Central Archive, a policy driven, highly scalable archive solution for all forms of electronically stored information, processes all forms of disparate data types into a single unified archive where companies can manage its long-term preservation requirements, apply records management, support regulated industry requirements and manage legal discovery.

     DocHunter is a dynamic online review platform that hosts electronically stored information (ESI) and provides an array of tools for sophisticated search, early case assessment, culling, processing, hosted review and document production for legal matters. Daegis also provides professional services that include data collection, eDiscovery data analytics, project management, litigation support, cost burden analysis and litigation readiness.

Application Modernization and Migration Solutions

     Composer™ CipherSoft is a software solution that automates the conversion of Oracle Forms and PL/SQL code to Java and we believe is the only one of its kind to be validated by Oracle for migrating Forms to Java (J2EE). Utilizing J2EE simplifies the application development process by using standardized and reusable object-oriented components and by automating multi-tier functionality. As a result, the amount of time needed for programming and training is decreased, saving time and money. Composer CipherSoft provides a like-for-like conversion by preserving the business logic/work flow in order to avoid end-user disruption. Composer CipherSoft can convert all releases of Oracle Forms, including character-based versions such as Release 2.3, 3.0 and 4.5. By automating the migration process, Composer CipherSoft removes the risk of human error and produces standardized business applications that are fully maintainable, helping companies stay competitive.

     Composer™ Notes is a software solution for converting IBM Lotus Notes® applications to the Microsoft platform. Composer Notes delivers like-for-like migration of Lotus Notes applications to the Microsoft stack while preserving the business logic/workflow in order to avoid end-user disruption. With Composer, Lotus Notes applications are decomposed and re-assembled: Data from the Lotus Notes application is migrated into a normalized SQL Server database; Business logic is restructured as C# Web Services in Visual Studio; User Interface is transformed into SharePoint Lists and Web Parts; and ACL security is mapped into the Microsoft Active Directory Services. Composer Notes removes the risk of human error and produces standardized business applications that are fully maintainable, helping companies stay competitive.

     Composer Mainframe delivers automation migration of legacy COBOL, Ideal and Natural code to modern code and relational databases through partnerships with Ateras Inc. and Information Analysis Inc. (“IAI”). Through the Ateras partnership, Composer Mainframe offers a complete solution for companies needing to modernize their legacy mainframe applications, including migrating mainframe code and non-relational databases from IDMS, IMS, VSAM or from Natural / Adabas to COBOL, C# or JAVA code, with either a DB2, SQL Server or Oracle database. The partnership with IAI enables Composer Mainframe to migrate Ideal / Datacom applications to COBOL code with either a DB2 or Oracle database. Composer Mainframe delivers an automated code conversion and data migration for a functionally equivalent application. Unify’s methodology is designed to eliminate risk and substantially reduce time and costs of IT departments.

     Composer Sabertooth™ is designed for organizations that are standardizing on Microsoft and are forced to transition Team Developer applications to C# or VB.NET. The vast majority of Unify’s worldwide Team Developer customers continue to benefit from the ability to rapidly build and deploy business applications fast and cost-effectively. From the latest Web Services Consumption in Team Developer 5.2 to the planned .NET support in future releases, Composer Sabertooth delivers a complimentary solution for organizations requiring standardization and consolidation of their IT systems and applications to the Microsoft .NET platform, either now or in the near future.

Rapid Application Development Products

     Team Developer® is a visual object-oriented rapid application development product that shortens the development cycle by providing developers the tools needed to quickly design, develop and deploy Windows solutions. Team Developer provides a completely integrated visual development environment that includes a database explorer, integrated reporting tool, team-oriented source code management facility, and a powerful component developer facility that enables programmers to automate and customize the development environment.

     NXJ Developer and NXJ Enterprise® is a visual environment for the rapid development of innovative Web 2.0 Rich Internet Applications (“RIA”). NXJ Developer is distinguished by its combination of intuitive visual design, flexible service-oriented architecture (“SOA”) programming, and ease of integration with both Java code and .NET business logic via Web services. The combination of AJAX-rich client technology and Web services make NXJ Developer a powerful and competitive solution for delivering SOA-based Rich Internet Applications. NXJ Enterprise® includes all of the powerful technology of NXJ Developer but adds workflow and reporting for delivering enterprise class RIA and web-based applications.

     ACCELL® is a highly productive 4GL application development suite and database software for developing and deploying data-rich, database-driven applications. 4GL is a fourth generation programming language designed to allow users to develop applications, particularly for the purpose of querying databases and producing reports. The ACCELL products support interfaces to leading database products including Unify DataServer, IBM DB2, Informix, Microsoft SQL Server, Oracle and Sybase. The ACCELL product suite includes ACCELL/SQL and ACCELL/IDS.
  ACCELL/SQL™ — is our 4GL-based rapid application development software for developing client/server applications. ACCELL/SQL connects to Unify, Oracle, Sybase and Informix databases creating a fast application performance environment.

  ACCELL/IDS™ — is our 4GL-based rapid application development software for applications that connect to Unify’s DataServer ELS database.
     VISION® is a graphical, client/server application development system that allows for rapid creation and easy modification of complex business applications based on 4GL technology. Unify VISION consists of an object-oriented, repository-based component framework designed to enable developers to rapidly create and easily modify application components. VISION also contains an application server to allow organizations to integrate custom-built and packaged applications with the Internet.

Database Management Products

     SQLBase® is a fully relational, high performance, embedded database that allows organizations to manage data closer to the customer, where capturing and organizing information is becoming increasingly critical. SQLBase provides a self-recovering, maintenance-free embedded database architecture that enables IT, ISVs and VARs to focus on their solution, rather than the underlying database technology.

     SQLBase® Treasury is an encrypted, secure version of the SQLBase database.

     DataServer® is a high performance enterprise relational database management system with minimal maintenance and memory requirements. It can quickly accommodate the growth of user requirements over time, making it an attractive choice for mission critical applications. DataServer makes it easy for developers to create graphical applications and migrate existing database applications to enterprise network and Internet environments.

     DataServer® ELS is a high performance, easily embeddable database. Its small footprint and proven reliability make it an industry favorite for embedded applications that require relational databases.

     Report Builder™ provides individuals with a quick and easy way to create attractive reports and ad-hoc queries for databases. Report Builder offers full Cross Platform capabilities and is available for Windows and Linux desktop computers.

     Q is an end user query and reporting tool for Personal Query Management, Personal Report Management and Information Sharing.

Customers

     Unify’s customers include corporate information technology (“IT”) and corporate legal departments, law firms, software value-added resellers (“VARs”), solutions integrators (“SIs”) and independent software vendors (“ISVs”) from a variety of industries, including insurance, financial services, pharmaceuticals, healthcare, government, manufacturing, retail, education, and more. For the year ended April 30, 2010, we had one customer that accounted for 14% of consolidated revenues and one customer that accounted for 11% of consolidated revenues. No single customer accounted for 10% or more of consolidated revenue in the year ended April 30, 2009. We had one customer in the year ended April 30, 2008 that accounted for 12% of consolidated revenues.

Sales, Marketing and Distribution

     Unify’s products and professional services are marketed and distributed to customers globally using a combination of a direct corporate sales force and indirect distribution channels, including ISVs, VARs, SIs and worldwide distributors. The indirect sales channels leverage Unify’s sales, support and consulting resources to provide complete solutions to our customers. Unify’s direct sales organization consists of sales representatives and pre-sales consultants. Our North America sales representatives are located primarily in our headquarters in Roseville, California. Unify markets its products internationally through offices in the UK, France, Germany, Canada and Australia. Unify has distributors in Asia Pacific, Europe, Japan, Latin and South America, and Russia. International revenues accounted for 50%, 68% and 78% of total revenues in fiscal 2010, 2009 and 2008, respectively.

     Daegis’s products, solutions and professional services are marketed and distributed to customers primarily in the United States using a direct corporate sales force to sell and market to corporate legal departments and law firms. The sales force is based in major business centers including Boston, Minneapolis, New York City and San Francisco.

     Unify’s marketing is focused on generating demand and marketing awareness for Unify and Daegis products and services including efforts to support the direct and indirect sales channels. Marketing activities include strategic demand generation, public relations, customer communications and events, trade shows and our Web sites.

     As of September 21, 2010, we had a total of 31 employees engaged in sales and marketing activities. Of those employees, 24 were located in the United States and 7 were located in other countries.

Customer Support and Professional Services

     Unify’s customer support and professional services organizations play an important role in maintaining customer satisfaction, facilitating license sales and enabling customers to successfully architect, design, develop, deploy, manage or migrate applications.

Customer Support and Maintenance

     Unify provides customer support via telephone, Web, e-mail and fax from its support centers located in California, New Jersey, Australia, France, UK, Malaysia, South Africa, and Holland. Distribution partners provide telephone support to international customers with technical assistance from the U.S.-based support personnel who also respond to e-mail inquiries. Customers are offered tailored support service levels including response time, information reporting, and other features, such as 24-hour a day, seven-day a week support. During each of the past three fiscal years, over 75% of our support and maintenance customers have renewed their annual contracts.

Consulting & Education

     Unify offers a full range of consulting services ranging from application installation and implementation services including delivering a proof of concept to completed applications using our technology infrastructure. Our products allow companies to maximize return on investment, get to market quickly or be more efficient. Consulting services include: application migration, project implementations and application updates, business process-centric application development, Web-enablement, technology/knowledge transfer, application architecture audits and database tuning. The level of consulting services is tailored to customer-defined needs and includes development plans, hands-on development tasks and project management. Unify offers education courses at our training centers located in Roseville, California and Paris, France. We also offer on-site training at customer and partner facilities.

     Daegis consultants provide comprehensive consulting throughout the litigation life cycle. All of our solutions are informed by the cumulative intelligence we have gained from working on a wide variety of matters for a diverse client base. Daegis provides expert consulting that helps clients devise efficient data collection strategies, craft effective litigation readiness plans, and respond to discovery requests in a defensible and strategic manner. In addition to consulting services, Daegis is available to conduct Continuing Legal Education (CLE) sessions on a variety of timely topics.

eDiscovery Analytics Consulting (eDAC)

     Daegis’ most distinct service offering, eDiscovery Analytics Consulting (eDAC), utilizes an iterative refinement and validation process that targets the most appropriate set of documents for review. Daegis’ hybrid methodology combines advanced technology with human gained knowledge to develop more effective search criteria. This collaborative process is entirely transparent and defensible, and the ultimate goal is to save the client time and money by targeting the best dataset for attorney review.

Project Management

     Daegis’ Project Management philosophy is to offer consultative support to our clients within a proven workflow. Our experienced team is trained to offer suggestions, dispense guidance, produce useful reports, think critically and provide creative solutions for unique case requirements.

     In order to ensure consistency across matters and business continuity, Daegis Project Managers employ a standard workflow for each project. This workflow guides both the Project Manager and the client through the lifecycle of the matter, which includes regular dialogue with the client to define project scope, specifications, and the impact of any changes. This process reflects many years of industry experience, client feedback, as well as best practices advocated by thought leadership groups such as EDRM, TREC, and the Sedona Conference.

     As of September 21, 2010, we had a total of 90 employees engaged in providing customer support, professional services and eDiscovery services. Of those employees, 68 were located in the United States and 22 were located in other countries.

Product Development

     In fiscal 2010, Unify focused our development efforts on the archive portfolio, the initial release of Q, a new version of Team Developer, the Composer products, and SQLBase products. During fiscal 2010, we developed and released a new product, Q, as well as minor versions of the Central Archive, SQLBase, Team Developer, VISION and ACCELL/SQL. Significant enhancements and improvements were made to Composer CipherSoft and Composer Lotus Notes. Unify’s product development expenses for fiscal 2010, 2009 and 2008, were $6.5 million, $2.9 million and $3.5 million, respectively. The significant increase in expenses was the result of the AXS-One acquisition in June 2009. The Daegis development efforts is focused exclusively on the DocHunter software platform, the Company’s hosted solution for eDiscovery.

     Most of Unify’s current software products have been developed internally; however, we have licensed certain software components from third parties and we may do so again in the future. We are committed to delivering products that meet customer and market needs today and into the future.

Intellectual Property

     Unify relies on a combination of copyright, trademark and trade-secret laws, non-disclosure agreements and other methods to protect our proprietary technology. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries in which we sell products do not protect our proprietary rights as fully as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology.

     Although there are no pending lawsuits against Unify regarding infringement of any existing patents or other intellectual property rights and we have not received any notices that we are infringing or allegedly infringing the intellectual property rights of others, there can be no assurance that infringement claims will not be asserted by third parties in the future. If any such claims are asserted, there can be no assurance that we will be able to defend such claim or obtain licenses on reasonable terms. Our involvement in any patent dispute or any other intellectual property dispute or action to protect trade secrets and know-how may have an adverse effect on our business, operating results, and financial condition. Adverse determinations in any litigation may subject us to significant liabilities to third parties, require us to seek licenses from third parties, and prevent us from developing and selling its products. Any of these situations could have an adverse effect on our business, operating results and financial condition.

     Unify is dependent on third-party suppliers for certain software which is embedded in some of our products. Although we believe that the functionality provided by software which is licensed from third parties is obtainable from multiple sources, or could be developed by us if any such third-party licenses were terminated, or not renewed, or if these third parties fail to develop new products in a timely manner, we could be required to develop an alternative approach to developing products which could require payment of additional fees to third parties or internal development costs and delays that might not be successful in providing the same level of functionality. Such delays, increased costs, or reduced functionality could adversely affect our business, operating results, and financial condition.

Competition

     The market for Unify’s software is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Our applications and software products compete in the market with dozens of other companies that provide application modernization solutions, application development products, and databases. These competitors include EMC, Epiq, FTI, IBM, Kroll Ontrack, Microsoft, Oracle and Symantec. All of these competitors are large, well capitalized companies with significantly greater financial, technical and marketing resources as well as greater name recognition and larger customer bases. The Unify solutions are competitive from a technical capability, rich interface and ease of use, service and pricing perspectives, but our competitors have greater brand recognition and perceived financial strength.

     The Company generally derives sales from new eDiscovery & archiving projects, application modernization initiatives, and additional deployment of existing applications and version upgrades. As a result, the key competitive factor is generally the decision by a customer as to whether or not to begin a new project initiative or upgrade or keep things status quo. Organizations choose Unify software for a variety of factors including the ability to deliver market leading archiving/eDiscovery applications, migrate applications, build and deploy applications quickly, the high level of customer service and support Unify provides and our price point, which gives customers a cost-effective solution to their business problem. Organizations will typically choose a competitor because of their perceived financial strength.

     As new products and technologies are introduced, increased competition could result in fewer customer orders, reduced prices and reduced gross margins, any one of which could adversely affect our business, operating results, and financial condition. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share. Such competition could adversely affect our ability to sell additional licenses and maintenance and support renewals on favorable terms.

Employees

     As of September 21, 2010, we had a total of 206 employees, including 48 in product development, 31 in sales and marketing, 90 in customer support, consulting, and eDiscovery, and 37 in finance, operations and general administration. Of these employees, 176 were located in the United States and 30 were located in other countries.

     Unify’s success depends, in large part, on its ability to attract and retain qualified employees, particularly senior management, engineering and direct sales. The competition for such employees is intense. There can be no assurance that we will be successful in attracting or retaining key employees. Any failure we have in attracting and retaining qualified senior management, engineering, direct sales, and support personnel could adversely affect our business, operating results, and financial condition. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

RISK FACTORS

     In evaluating the Company’s business, readers should carefully consider the business risks discussed in this section in addition to the other information presented in this registration statement and in our other filings with the Commission.

Deterioration in general economic conditions has caused and could cause additional decreases or delays in spending by customers and could harm our ability to generate license and maintenance revenues and our results of operations.

     The state of the global economy and availability of capital has and could further impact the spending patterns of existing and potential future customers. Any reduction in spending by, or loss of, existing or potential future customers would cause revenues to decline. Further, it may be difficult to adjust expenses and capital expenditures quickly enough to compensate for any unexpected revenue shortfall.

     Software license and maintenance purchases tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Since most revenues are derived from sales of software licenses, the current deterioration in economic conditions has caused and could cause additional decreases in or delays in software spending and is likely to reduce software license revenues and negatively impact our short-term ability to grow revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to the current deterioration in economic conditions could negatively impact our results of operations.

The exercise price of certain warrants may be substantially below the market price of our stock at the time of exercise which could potentially have a negative impact on our stock price.

     In conjunction with the acquisition of Gupta Technologies LLC in November 2006, we issued 670,000 warrants. As of April 30, 2010, there were 435,994 warrants issued as part of our debt financing that were outstanding which are exercisable at fixed exercise prices ranging from $1.35 per share to $1.90 per share. Subject to certain exceptions, these exercise prices are subject to downward adjustment in the event we issue additional shares of common stock at prices below the then-current exercise price. Exercise of the warrants is only likely to occur at such time as the exercise price is lower than the current market price for our stock. Issuance of common stock at a price below our current market price would have a dilutive effect on current stockholders and could potentially have a negative impact on our stock price.

     In conjunction with the acquisition of Daegis in June 2010, we obtained debt financing and issued 718,860 warrants which are exercisable at $3.30 per share. Subject to certain exceptions, these exercise prices are subject to downward adjustment in the event we issue additional shares of common stock at prices below the then-current exercise price. Exercise of the warrants is only likely to occur at such time as the exercise price is lower than the current market price for our stock. Issuance of common stock at a price below our current market price would have a dilutive effect on current stockholders and could potentially have a negative impact on our stock price.

If we default on any secured loan, all or a portion of our assets could be subject to forfeiture.

     To finance the cash portion of the acquisition of Daegis and provide working capital, the Company entered into a new Revolving Credit & Term Loan Agreement with Hercules Technology on June 29, 2010 (the “Hercules Loan Agreement”). Under the Hercules Loan Agreement, we granted to Hercules a first priority security interest in substantially all of our assets. If we default on the Hercules Loan Agreement and are unable to cure the default pursuant to the terms of the agreement, our lender could take possession of any or all assets in which it holds a security interest, including intellectual property, and dispose of those assets to the extent necessary to pay off the debts, which could seriously harm our business. Furthermore, we may enter into other secured credit or loan agreements in the future. The proceeds from the loan provided under the Hercules Loan Agreement were used to pay off the loans provided under the ComVest Loan Agreement and upon such pay-off ComVest’s security interest was released.

Acquisitions may have an adverse effect on our business.

     We expect to continue making acquisitions as part of our long-term business strategy. These transactions involve significant challenges and risks including that the transaction does not advance our business strategy, that we do not realize a satisfactory return on our investment, or that we experience difficulty in the integration of new employees, business systems, and technology, or diversion of management’s attention from our other businesses. These events could harm our operating results or financial condition.

We are subject to intense competition.

     We have experienced and expect to continue to experience intense competition from current and future competitors including EMC, Epiq, FTI, IBM, Kroll Ontrack, Microsoft, Oracle, and Symantec. Often, these competitors have significantly greater financial, technical, marketing and other resources than Unify, in addition to having greater name recognition and more extensive customer bases. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can.

     In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could adversely affect our ability to sell additional licenses and maintenance and support renewals on terms favorable to us. Further, competitive pressures could require us to reduce the price of our products and related services, which could adversely affect our business, operating results, and financial condition. There can be no assurance that we will be able to compete successfully against current and future competition, and the failure to do so would have an adverse effect upon our business, operating results and financial condition.

The markets in which we compete are subject to rapid technological change.

     The markets in which we compete are characterized by rapid technological change, frequent introductions of new and enhanced products, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable.

     Our future success will depend in part upon our ability to address the increasingly sophisticated needs of customers by developing new product functionality and enhancements that keep pace with technological developments, emerging industry standards and customer requirements.

     There can be no assurance that our products will continue to be perceived by our customers as technologically advantageous or that we will not experience difficulties that delay or prevent the sale of enhancements to existing products that meet with a significant degree of market acceptance. If the release dates of any future product enhancements, or new products are delayed, or if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be adversely affected.

We are dependent on indirect sales channels.

     A significant portion of our database and development tool revenues are derived from indirect sales channels, including ISVs, VARs and distributors. ISVs, VARs and distributors accounted for approximately 45%, 61% and 64% of our software license revenues for fiscal 2010, 2009 and 2008, respectively. Our success therefore depends in part upon the performance of our indirect sales channels, over which we have limited influence. Our ability to achieve significant revenue growth in the future depends in part on maintaining and expanding our indirect sales channels worldwide. The loss of any major partners, either to competitive products offered by other companies or to products developed internally by those partners, or the failure to attract effective new partners, could have an adverse effect on our business, operating results, and financial condition.

There are numerous risks associated with our international operations and sales.

     Revenues derived from our international customers accounted for 50%, 68% and 78% of our total revenues, with the remainder from North America, in fiscal 2010, 2009 and 2008, respectively. If the revenues generated by our international operations are not adequate to offset the expense of maintaining such operations, our overall business, operating results and financial condition will be adversely affected. There can be no assurance that we will continue to be able to successfully market, sell and deliver our products in these markets. Although we have had international operations for a number of years, there are certain unique business challenges and risks inherent in doing business outside of North America, and such challenges and risks can vary from region to region. These include unexpected changes in regulatory requirements; export restrictions, tariffs and other trade barriers; difficulties in staffing and managing foreign operations; longer payment cycles; problems in collecting accounts receivable; political instability; fluctuations in currency exchange rates; seasonal reductions in business activity during the summer months in Europe and other parts of the world; unfamiliar or unusual business practices; and potentially adverse tax consequences, any of which could adversely impact the success of our international operations. There can be no assurance that one or more of these factors will not have an adverse effect on our future international operations and, consequently, on our business, operating results and financial condition. In addition, the Company’s subsidiaries and distributors in Europe and Asia Pacific operate in local currencies. If the value of the U.S. dollar increases relative to foreign currencies, our business, operating results and financial condition could be adversely affected.

Our stock price may be subject to volatility.

     Unify’s common stock price has been and is likely to continue to be subject to significant volatility. A variety of factors could cause the price of the common stock to fluctuate, perhaps substantially, including: announcements of developments related to our business; fluctuations in the operating results and order levels of Unify or its competitors; general conditions in the computer industry or the worldwide economy; announcements of technological innovations; new products or product enhancements from us or our competitors; changes in financial estimates by securities analysts; developments in patent, copyright or other intellectual property rights; and developments in our relationships with our customers, distributors and suppliers; legal proceedings brought against the Company or its officers; and significant changes in our senior management team. In addition, in recent years the stock market in general, and the market for shares of equity securities of many high technology companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of those companies. Such fluctuations may adversely affect the market price of our common stock.

     Beginning on August 25, 2008, the Company’s stock started trading on the NASDAQ. Prior to being traded on the NASDAQ, the Company’s stock was traded over-the-counter on the “bulletin board”. Even though our stock is now traded on the NASDAQ, we do not receive any analyst coverage, our stock is thinly traded and our stock is considered to be micro-cap stock. Our stock is therefore subject to greater price volatility than larger companies whose stock trades more actively.

Our quarterly operating results may be subject to fluctuations and seasonal variability.

     Unify’s quarterly operating results have varied significantly in the past and we expect that they could vary significantly in the future. Such variations could result from the following factors: the size and timing of significant orders and their fulfillment; demand for our products; the quantity, timing and significance of our product enhancements and new product announcements or those of our competitors; our ability to attract and retain key employees; seasonality; changes in our pricing or our competitors’; realignments of our organizational structure; changes in the level of our operating expenses; incurrence of extraordinary operating expenses, changes in our sales incentive plans; budgeting cycles of our customers; customer order deferrals in anticipation of enhancements or new products offered by us or our competitors; product life cycles; product defects and other product quality problems; currency fluctuations; and general domestic and international economic and political conditions.

     Due to the foregoing factors, quarterly revenues and operating results may vary on a quarterly basis. Revenues and quarterly results may vary because software technology is rapidly evolving, and our sales cycle, from initial evaluation to purchase and the providing of maintenance services, can be lengthy and vary substantially from customer to customer. Because we normally deliver products within a short time of receiving an order, we typically do not have a backlog of orders. As a result, to achieve our quarterly revenue objectives, we are dependent upon obtaining orders in any given quarter for shipment in that quarter. Furthermore, because many customers place orders toward the end of a fiscal quarter, we generally recognize a substantial portion of our software license revenues at the end of a quarter. Our expense levels largely reflect our expectations for future revenue and are therefore somewhat fixed in the short term.

     We expect that our operating results will continue to be affected by the continually challenging IT economic environment as well as by seasonal trends. In particular, we anticipate relatively weaker demand in the fiscal quarters ending July 31 and October 31 as a result of reduced business activity in Europe during the summer months.

Our products are subject to lengthy sales cycles.

     Our archiving/eDiscovery solutions are used to implement governance and matter driven requirements and involve legal, IT and risk management departments. Our application modernization solutions are used to implement comprehensive solutions including complete technology platform transitions and new applications. The delivery of our application modernization solutions generally involves a four to ten week implementation time and a significant commitment of management attention and resources by prospective customers. Accordingly, our sales cycle is subject to delays associated with the long approval process that typically accompanies significant initiatives or capital expenditures. Our business, operating results, and financial condition could be adversely affected if customers reduce or delay orders. There can be no assurance that we will not continue to experience these and additional delays in the future. Such delays may contribute to significant fluctuations of quarterly operating results in the future and may adversely affect those results.

Our software products could contain defects and could be subject to potential release delays.

     Software products frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. There can be no assurance that, despite testing by us and current and potential customers, defects and errors will not be found in current versions, new versions or enhancements after commencement of commercial shipments, resulting in loss of revenues, delay in market acceptance, or unexpected re-programming costs, which could have an adverse effect upon our business, operating results and financial condition. Additionally, if the release dates of any future Unify product line additions or enhancements are delayed or if, when released, they fail to achieve market acceptance, our business, operating results, financial condition and cash flows would be adversely affected.

Our license agreements may not protect us from product liability claims.

     The license agreements we have with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in these license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. The sale and support of current and future products may involve the risk of such claims, any of which are likely to be substantial in light of the use of these products in the development of core business applications. A successful product liability claim brought against the Company could have an adverse effect upon our business, operating results, and financial condition.

We rely upon technology from certain third-party suppliers.

     Unify is dependent on third-party suppliers for software which is embedded in some of its products. We believe that the functionality provided by software which is licensed from third parties is obtainable from multiple sources or could be developed by the Company. However, if any such third-party licenses were terminated, or not renewed, or if these third parties fail to develop new products in a timely manner, we could be required to develop an alternative approach to developing such products, which could require payment of additional fees to third parties or internal development costs and delays that might not be successful in providing the same level of functionality. Such delays, increased costs or reduced functionality could adversely affect our business, operating results and financial condition.

We may be subject to violations of our intellectual property rights.

     Unify relies on a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect its proprietary technology. Despite our efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our technology exists, piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights will be adequate and, to the extent such rights are not adequate, other companies could independently develop similar products using similar technology.

     Although there are no pending lawsuits against us regarding infringement of any existing patents or other intellectual property rights, and we have received no notices that we are infringing or allegedly infringing the intellectual property rights of others, there can be no assurance that such infringement claims will not be asserted by third parties in the future. If any such claims are asserted, there can be no assurance that we will be able to defend such claim or if necessary obtain licenses on reasonable terms. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how may have an adverse effect on our business, operating results, and financial condition. Adverse determinations in any litigation may subject us to significant liabilities to third parties, require that we seek licenses from third parties and prevent us from developing and selling our products. Any of these situations could have an adverse effect on our business, operating results, and financial condition.

Our success is dependent upon the retention of key personnel and we may be unable to retain key employees.

     Our future performance depends on the continued service of key technical, sales and senior management personnel. With the exception of Unify’s President and Chief Executive Officer and Executive Vice President and Chief Operating Officer, there are no other Unify technical, sales, executive or senior management personnel bound by an employment agreement. The loss of the services of one or more of our officers or other key employees could seriously harm our business, operating results and financial condition. Future success also depends on our continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and we may fail to retain our key technical, sales and managerial employees, or attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

Rapid growth may significantly strain our resources.

     If we are able to achieve rapid and successful market acceptance of our current and future products, we may undergo a period of rapid growth. This expansion may significantly strain management, financial resources, customer support, operational and other resources. To accommodate this anticipated growth, we are continuing to implement a variety of new and upgraded operating and financial systems, procedures and controls, including the improvement of our internal management systems. There can be no assurance that such efforts can be accomplished successfully. Any failure to expand these areas in an efficient manner could have an adverse effect on our business, operating results, and financial condition. Moreover, there can be no assurance that our systems, procedures and controls will be adequate to support our future operations.

Our disclosure controls and procedures and our internal control over financial reporting may not be effective to detect all errors or to detect and deter wrongdoing, fraud or improper activities in all instances.

     While we believe we currently have adequate internal control over financial reporting, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and fraud. In designing our control systems, management recognizes that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further the design of a control system must reflect the necessity of considering the cost-benefit relationship of possible controls and procedures. Because of inherent limitations in any control system, no evaluation of controls can provide absolute assurance that all control issues and instances of wrongdoing, if any, that may affect our operations, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, that breakdowns can occur because of simple error or mistake and that controls may be circumvented by individual acts by some person, by collusion of two or more people or by management’s override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of a potential future event, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in cost-effective control systems, misstatements due to error or wrongdoing may occur and not be detected. Over time, it is also possible that controls may become inadequate because of changes in conditions that could not be, or were not, anticipated at inception or review of the control systems. Any breakdown in our control systems, whether or not foreseeable by management, could cause investors to lose confidence in the accuracy of our financial reporting and may have an adverse impact on our business and on the market price for Unify’s common stock.

FORWARD-LOOKING STATEMENTS

     The discussion in the prospectus included in this registration statement contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations, estimates and projections about the software industry and certain assumptions made by the Company’s management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include, but are not limited to, those set forth herein under “Risk Factors.” Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Company files from time to time with the Securities and Exchange Commission (the “Commission”), particularly the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and any Current Reports on Form 8-K.

USE OF PROCEEDS

     Each of the Selling Stockholders will receive all of the net proceeds from the sale of shares by that holder. We will not receive any of the net proceeds from the sale of the shares. The Selling Stockholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Stockholders in offering or selling their shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, blue sky registration and filing fees, and fees and expenses of our counsel and accountants.

DETERMINATION OF OFFERING PRICE

     The shares may be sold in one or more transactions at prevailing market prices at the time of the sale on NASDAQ or at privately negotiated prices determined at the time of sale.

DILUTION

     We are not selling any of the shares of common stock in this offering. All of the shares sold in this offering will be held by the Selling Stockholders at the time of sale, so that no dilution will result from the sale of shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The following discussion of the financial condition and results of operations of the Company contains forward-looking statements that involve risks and uncertainties and should be read in conjunction with the cautionary language applicable to such forward-looking statements described above in “Forward-Looking Statements”. You should not place undue reliance on these forward-looking statements which speak only as of the date of the prospectus included in this registration statement. The following discussion should also be read in conjunction with the Consolidated Financial Statements and Notes thereto below. The Company’s actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the Risk Factors discussed in the prospectus included in this registration statement and in the Company’s other filings with the Commission.

Overview

     Unify (the “Company”, “we”, “us” or “our”) is a global provider of application development, data management, migration, archiving software, and eDiscovery solutions. Our tools and database software helps companies to maximize value and reduce cost in the development, deployment, management and retention of business applications and data. Our archiving and eDiscovery solutions meet an organization’s requirement to archive, discover and preserve electronically stored information for eDiscovery, regulatory compliance, information governance and storage savings.

     The Company sells its solutions through two segments. The segments are the Database and Development Products (“DDP”) and Modernization and Migration Solutions segment and eDiscovery and Integrated Content Archiving Solutions segment.

     Unify’s customers include corporate legal and information technology (“IT”) departments, software value-added resellers (“VARs”), solutions integrators (“SIs”) and independent software vendors (“ISVs”) from a variety of industries, including legal, insurance, financial services, healthcare, government, manufacturing, retail, education, and more. We are headquartered in Roseville, California, with offices in San Francisco, New York, Chicago, Boston, Rutherford, Canada, Australia, France, Germany, and the United Kingdom (“UK”). We market and sell our solutions directly in the United States, Europe, Canada, Japan, Singapore and Australia and indirectly through global distributors and resellers representing more than 50 countries.

     Our application modernization solutions help organizations migrate and maximize investments in their existing applications and data to increase productivity, eliminate risk and substantially reduce time and costs. Our application development and data management software products include Team Developer, SQLBase, SQLBase Treasury, NXJ, DataServer, VISION and ACCELL. Our Modernization and Migration Solutions include Composer™ Notes which delivers a like-for-like migration of Lotus Notes applications to the Microsoft .NET platform, Composer Sabertooth™ which speeds the conversion of Team Developer or SQLWindows applications to Microsoft .NET, Composer CipherSoft which automatically converts Oracle Forms and PL/SQL code to Java and Composer Mainframe which delivers automation migration of legacy COBOL, Ideal and Natural code to modern code and relational databases through best of breed partnerships. We also have an integrated content archiving and eDiscovery software solution. The Daegis Central Archive enables organizations to securely capture, index, archive, retrieve, review, share, search, supervise and manage the retention, disposition, preservation and destruction of electronically stored information. Through Daegis, we provide eDiscovery products and litigation support services for Matter Lifecycle Management including consulting, project management, document review, and eDiscovery Analytics Consulting.

Critical Accounting Policies

     The following discussion and analysis of the Company’s financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The areas that require significant judgment are as follows.

Revenue Recognition

     The Company generates revenue from software license sales and related services, including maintenance and support, hosting, and consulting and implementation services. Additionally, the Company generates revenue from its migration solutions products. The Company licenses its products to end-user customers, including corporate legal and IT departments and law firms, independent software vendors (“ISVs”), international distributors and value-added resellers (“VARs”). The Company’s products are generally sold with a perpetual license. The Company’s contracts with ISVs, VARs and international distributors do not include special considerations such as rights of return, stock rotation, price protection or special acceptance. The Company exercises judgment in connection with the determination of the amount of revenue to be recognized in each accounting period. The nature of each contractual arrangement determines how revenues and related costs are recognized.

     For software license arrangements that do not require significant modification or customization of the underlying software, revenue is recognized when the software product or service has been shipped or electronically delivered, the license fees are fixed and determinable, uncertainties regarding customer acceptance are resolved, collectability is probable and persuasive evidence of an arrangement exists.

     For fixed price arrangements that require significant modification or customization of software, the Company uses the percentage-of-completion method for revenue recognition. Under the percentage-of-completion method, progress towards completion is generally measured by labor hours.

     The Company considers a signed non-cancelable license agreement, a customer purchase order, a customer purchase requisition, or a sales quotation signed by an authorized purchaser of the customer to be persuasive evidence that an arrangement exists such that revenue can be recognized.

     The Company’s customer contracts include multi-element arrangements that include a delivered element (a software license) and undelivered elements (such as maintenance and support and/or consulting). The value allocated to the undelivered elements is unbundled from the delivered element based on vendor-specific objective evidence (VSOE) of the fair value of the maintenance and support and/or consulting, regardless of any separate prices stated within the contract. VSOE of fair value is defined as: (i) the price charged when the same element is sold separately, or (ii) if the element has not yet been sold separately, the price for the element established by management having the relevant authority when it is probable that the price will not change before the introduction of the element into the marketplace. The Company then allocates the remaining balance to the delivered element (a software license) regardless of any separate prices stated within the contract using the residual method as the fair value of all undelivered elements is determinable.

     We defer revenue for any undelivered elements, and recognize revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding customer acceptance are resolved, and there are no customer-negotiated refund or return rights affecting the revenue recognized for delivered elements. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

     An assessment of the ability of the Company’s customers to pay is another consideration that affects revenue recognition. In some cases, the Company sells to undercapitalized customers. In those circumstances, revenue recognition is deferred until cash is received, the customer has established a history of making timely payments or the customer’s financial condition has improved. Furthermore, once revenue has been recognized, the Company evaluates the related accounts receivable balance at each period end for amounts that we believe may no longer be collectible. This evaluation is largely done based on a review of the financial condition via credit agencies and historical experience with the customer. Any deterioration in credit worthiness of a customer may impact the Company’s evaluation of accounts receivable in any given period.

     Revenue from support and maintenance activities, which consist of fees for ongoing support and unspecified product updates, are recognized ratably over the term of the maintenance contract, typically one year, and the associated costs are expensed as incurred. Consulting and implementation services are performed on a “best efforts” basis and may be billed under time-and-materials or fixed price arrangements. Revenues and expenses relating to providing consulting services are generally recognized as the services are performed.

Goodwill and Intangible Assets

     Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized. Goodwill is tested for impairment on an annual basis as of April 30, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented. Intangible assets are amortized using the straight-line method over their estimated period of benefit. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No impairments of intangible assets have been identified during any of the periods presented.

Deferred Tax Asset Valuation Allowance

     Deferred taxes are recorded for the difference between the financial statement and tax basis of the Company’s assets and liabilities and net operating loss carryforwards. A valuation allowance is recorded to reduce deferred tax assets to an amount whose realization is more likely than not. U.S. income taxes are not provided on the undistributed earnings of foreign subsidiaries as they are considered to be permanently reinvested.

     As of April 30, 2010, we had approximately $22.4 million of deferred tax assets related principally to net operating loss and capital loss carryforwards, reserves and other accruals, and various tax credits. The Company’s ability to utilize net operating loss carryforwards may be subject to certain limitations in the event of a change in ownership. In addition, the ability of the Company to ultimately realize its deferred tax assets will be contingent upon the Company achieving taxable income. There is no assurance that this will occur in amounts sufficient to utilize the deferred tax assets. Accordingly, a valuation allowance has been recorded to offset these deferred tax assets. Should we determine that we would be able to realize the deferred tax assets in the future in excess of the recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Account Receivable and Allowance for Doubtful Accounts

     We record trade accounts receivable at the invoiced amount and they do not bear interest. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make these estimates based on an analysis of accounts receivable using available information on our customers’ financial status and payment histories as well as the age of the account receivable. Historically, bad debt losses have not differed materially from our estimates.

Accounting for Stock-based Compensation

     For our share-based payment awards, we make estimates and assumptions to determine the underlying value of stock options, including volatility, expected life and forfeiture rates. Additionally, for awards which are performance-based, we make estimates as to the probability of the underlying performance being achieved. Changes to these estimates and assumptions may have a significant impact on the value and timing of stock-based compensation expense recognized, which could have a material impact on our financial statements.

Results of Operations For the Year Ended April 30, 2010 Compared to the Years Ended April 30, 2009 and 2008

     The following table sets forth our consolidated statement of operations expressed as a percentage of total revenues for the periods indicated:

	Years Ended April 30,
	2010	2009	2008
Revenues:
Software licenses	25.8%	31.3%	42.8%
Services	55.3	56.7	55.6
Migration Solutions	18.9	12.0	1.6
Total revenues	100.0	100.0	100.0
Cost of revenues:
Software licenses	1.2	1.2	1.1
Services	11.2	4.9	6.3
Migration Solutions	8.9	5.1	0.7
Total cost of revenues	21.3	11.2	8.1
Gross profit	78.7	88.8	91.9
Operating expenses:
Product development	22.6	14.1	17.6
Selling, general and administrative	61.8	60.7	60.5
Total operating expenses	84.4	74.8	78.1
Income (loss) from operations	(5.7)	14.0	13.7
Interest expense	(0.9)	(0.9)	(4.5)
Other income (expense), net	0.0	(0.6)	0.7
Income (loss) from operations before income taxes	(6.6)	12.5	9.9
Provision (Benefit) for income taxes	(0.5)	0.9	1.6
Net Income (loss)	(6.1)%	11.6%	8.2%

Total Revenues

     The Company generates revenue from software license sales and related services, including maintenance, support and consulting services. We license our software through our direct sales force in the United States and Europe, and through indirect channels comprised of distributors, ISVs, VARs, and other partners worldwide. Revenues from our distributor, ISV and VAR indirect channels accounted for approximately 45%, 61%, and 64% of our software license revenues for fiscal 2010, 2009 and 2008, respectively. International revenues include all our software license and service revenues from customers located outside North America. International revenues accounted for 50%, 68%, and 78% of total revenues in fiscal years 2010, 2009 and 2008, respectively.

     Total revenues in fiscal 2010 were $28.6 million, an increase of $8.0 million or 39% from fiscal 2009 revenues of $20.6 million. Total software license revenues in fiscal 2010 were $7.4 million, an increase of $1.0 million or 15% from fiscal 2009 software license revenues of $6.4 million. Total services revenues were $15.8 million in fiscal 2010, an increase of $4.1 million or 35% from fiscal 2009 service revenues of $11.7 million. The increase in software license revenues and services revenues was primarily due to the acquisition of AXS-One, Inc. in 2010. Total migration solutions revenue in fiscal 2010 was $5.4 million compared to $2.5 million in fiscal 2009. The increase in migration solutions revenue was primarily related to a multi-million dollar database migration project for a governmental entity. This increase offset the decline in total revenues from the tools and database business that was impacted by the deterioration in the worldwide economic conditions during fiscal 2010. Total revenues in fiscal 2009 were $20.6 million, an increase of $0.8 million or 4% from fiscal 2008 revenues of $19.8 million. Total software license revenues in fiscal 2009 were $6.4 million, a decrease of $2.1 million or 24% from fiscal 2008 software revenue of $8.5 million due to the deterioration of in the worldwide economic conditions in fiscal 2009, the decline of the Euro and an order of approximately $1 million received during fiscal 2008 from our Russian distributor that did not reoccur in fiscal 2009. Total service revenues of $11.7 million in fiscal 2009 increased by $0.7 million or 6% from fiscal 2008. Total migration solutions revenue in fiscal 2009 was $2.5 million compared to $0.3 million in fiscal 2008. The increase in migration solutions revenue was due to increases in sales from our Composer Notes, Composer Sabertooth, and Composer CipherSoft.

     For fiscal 2010 and 2009, total revenues from the United States were 50% and 32% of total revenues, respectively. Total revenue from the United States in absolute dollars was $14.3 million for fiscal 2010 and $6.7 million for fiscal 2009. The increase is primarily due to the recognition of revenue on two large US based projects. Additionally, AXS-One has historically had a high percentage of total revenue from the United States. Total revenue from all other countries was $14.3 million for fiscal 2010 and $13.9 million for fiscal 2009. On a percentage basis, revenue from other countries was 50% for fiscal 2010 and 68% for fiscal 2009.

Cost of Revenues

Cost of Software Licenses. Cost of software licenses consists primarily of royalty payments and the amortization of purchased technology from third parties that is amortized ratably over the technology’s expected useful life. Cost of software licenses was $0.3 million for fiscal 2010, $0.2 million for fiscal 2009 and $0.2 for fiscal 2008.

Cost of Services. Cost of services consists primarily of employee, facilities and travel costs incurred in providing customer support under software maintenance contracts and consulting and implementation services. Total cost of services was $3.2 million for fiscal 2010, $1.0 million for fiscal 2009 and $1.2 million for fiscal 2008. Our cost of services as a percent of services revenues was 20% in fiscal 2010, 9% in fiscal 2009 and 11% in 2008. The increase in the percentage of cost of service expenses to services revenue in fiscal 2010 versus fiscal 2009 was due primarily to the acquisition of AXS-One which has a higher proportion of costs of services than most of the Company’s other products.

Cost of Migration Solutions. Cost of migration solutions consists primarily of both expenses associated with employees involved in migration projects and also expenses related to third party assistance. Cost of migration solutions was $2.5 million in fiscal 2010, $1.0 million in fiscal 2009, and $0.1 million in fiscal 2008. The increase in cost of migration solutions in fiscal 2010 over fiscal 2009 is primarily related to a multi-million dollar database migration project for a governmental entity.

Operating Expenses

Product Development. Product development expenses consist primarily of employee and facilities costs incurred in the development and testing of new products and in the porting of new and existing products to additional hardware platforms and operating systems. Product development costs in fiscal 2010 were $6.5 million compared to $2.9 million in fiscal 2009 and $3.5 million in fiscal 2008. The increase in product development costs in fiscal 2010 compared to fiscal 2009 was primarily the result of expenses related to additional headcount resulting from our acquisition of CipherSoft in January 2009 and our acquisition of AXS-One in June 2009.

Selling, General and Administrative. Selling, general and administrative (“SG&A”) expenses consist primarily of salaries and benefits, marketing programs, travel expenses, professional services, facilities expenses and bad debt expense. SG&A expenses were $17.7 million in fiscal 2010, $12.5 million for 2009 and $12.0 million for 2008. The increase in SG&A costs in fiscal 2010 was primarily the result of expenses related to our acquisition of CipherSoft in January 2009 and our acquisition of AXS-One in June 2009. During fiscal 2010, the Company incurred approximately $1.4 million related to the transaction costs for the AXS-One acquisition and salary continuation and severance costs for AXS-One staff that were eliminated post acquisition. As a percentage of total revenue, SG&A expenses were 62% in fiscal 2010, 61% in fiscal 2009 and 61% in fiscal 2008. The major components of SG&A for fiscal 2010 were sales expenses of $8.2 million, marketing expenses of $1.5 million and general and administrative expenses of $7.9 million. The major components of SG&A for fiscal 2009 were sales expenses of $6.5 million, marketing expenses of $0.9 million and general and administrative expenses of $5.1 million. For fiscal 2008, the major components were sales expenses of $5.8 million, marketing expenses of $1.4 million and general and administrative expenses of $4.8 million.

Interest Expense. Interest expense is primarily the result of interest from outstanding debt and was $267,000, $194,000 and $900,000 in fiscal 2010, 2009 and 2008, respectively. Fiscal 2010 interest expense consists primarily of interest incurred on notes payable resulting from a debt financing in conjunction with the November 2006 acquisition of Gupta Technologies LLC and the acquisition of CipherSoft Inc., plus the amortization of related debt issuance costs and the amortization of the discount on notes payable.

Other Income (Expense). Other income (expense), net consists primarily of the gain on the sale of the other investments in fiscal 2008, the foreign exchange gains and losses and interest earned by the Company on our cash and cash equivalents. Other income (expense), net was ($14,000), ($124,000) and $130,000 in fiscal 2010, 2009 and 2008, respectively. In September 2007, the Company sold all of its stock in Arango as part of a stock repurchase plan offered by Arango. At the time of the sale, the Company had a carrying value of $175,000 for the Arango stock. Proceeds from the sale of the Arango stock were $264,000 which generated a gain that was included in other income. Additionally, during fiscal 2008, we wrote off our investment in Unify Japan of $39,000 based on our assessment that there was a permanent decline in value for this investment. The write off of Unify Japan was recorded in other expense.

Provision (Benefit) for Income Taxes. For fiscal 2010, the Company recorded $65,000 in foreign tax benefit and $66,000 for state and federal tax benefit. For fiscal 2009, the Company recorded $27,000 in foreign tax benefit and $206,000 for state or federal tax expense. For fiscal 2008, the Company recorded $89,000 in foreign tax expense and $235,000 for state and federal taxes.

Liquidity and Capital Resources

     At April 30, 2010, the Company had cash and cash equivalents of $3.1 million, compared to $6.1 million at April 30, 2009. The Company had net accounts receivable of $6.2 million as of April 30, 2010 and $4.5 million as of April 30, 2009. The increase in accounts receivable and decrease in cash from April 30, 2009 to April 30, 2010 was primarily the result of accounts receivable acquired and payments on obligations related to the June 30, 2009 acquisition of AXS-One.

     As of April 30, 2010, the Company has various notes payable outstanding in the amount of $1.0 million of which $1.0 million is current. The notes payable all have an interest rate of 5%. The Company also has a $2.5 million revolving line of credit with an interest rate of prime plus 2.25% which has a maturity date of November 30, 2010. As of April 30, 2010, there is $350,000 outstanding on the revolving line of credit. All outstanding amounts under these notes and the line of credit were repaid in June 2010 from the proceeds of the loan provided under the Hercules Loan Agreement.

     To finance the acquisition of Daegis, the Company entered into the Hercules Loan Agreement. The Hercules Loan Agreement consists of a term note and a revolving credit note agreement. The term note is for $24.0 million payable over 5 years with escalating principal payments of 5%, 10%, 15%, 20% and 50% annually. The Company incurs interest at the prevailing LIBOR rate plus 8.25% per annum with a minimum rate of 10.25% (10.25% at the date of closing) plus 2% interest to be paid in kind. Under the terms of the revolver the Company can borrow up to $6.0 million. The amount that can be borrowed under the revolver is based on the amount of eligible accounts receivable outstanding. The Company incurs interest expense on funds borrowed at the prevailing LIBOR rate plus 7.25% per annum with a minimum rate of 9.25% (9.25% at the date of closing).

     We believe that existing cash of $3.1 million as of April 30, 2010, along with forecasted operating cash flows and the credit facilities under the Hercules Loan Agreement, will provide us with sufficient working capital for us to meet our operating plan for fiscal year 2011. Our operating plan assumes normal operations for the Company and the required debt service payments.

Operating Cash Flows. In fiscal 2010, we had cash flows used in operations of $1.4 million. This compares to fiscal 2009 and 2008 where cash flows from operations were $3.8 million and $3.4 million, respectively. Cash flows used in operations for fiscal 2010 principally resulted from $1.8 million of net losses, a $1.2 million increase in accounts receivable, a decrease in the valuation allowance from acquisition of $0.2 million, a decrease in accounts payable of $1.8 million, a decrease in accrued compensation of $0.2 million, a decrease in accrued acquisition costs of $0.1 million, a decrease in other accrued liabilities of $2.4 million, and a decrease in other long term liabilities of $0.5 million. Offsetting these amounts was a $2.7 million increase in deferred revenue, a decrease of $0.6 million in prepaid expenses and other current assets, $2.4 million in amortization of intangible assets, $0.2 million in depreciation and $0.6 million in stock based expenses.

     In fiscal 2009, we had cash flows from operations of $3.8 million. Cash flows provided by operations for fiscal 2009 principally resulted from $2.3 million of income from operations, a $0.7 million decrease in accounts receivable, a decrease in other long term assets of $0.1 million, an increase in other accrued liabilities of $0.4 million, an increase in accounts payable of $0.1 million, $0.8 million in amortization of intangible assets, $0.2 million in depreciation and $0.5 million in stock based expenses. Offsetting these amounts was a $0.8 million decrease in deferred revenue, a decrease of $0.4 million in accrued compensation and related expenses and an increase of $0.1 million in prepaid expenses and other current assets.

     In fiscal 2008, we had cash flows from operations of $3.4 million. Cash flows provided by operations for fiscal 2008 principally resulted from $1.6 million of income from operations, a $0.9 million increase in deferred revenue, a $0.8 million increase in accrued compensation and related expenses, $0.8 million in amortization of intangible assets, $0.2 million for amortization of discount on notes payable, $0.2 million in depreciation and $0.2 million in stock based expenses. Offsetting these amounts was an increase of $0.6 million in accounts receivable, an increase of $0.1 million in other long term assets, a $0.3 million decrease in accounts payable, a decrease of $0.3 million in accrued acquisition costs, and fulfillment of support obligations of $0.3 million.

Investing Cash Flows. Cash used in investing activities was $17,000 for fiscal 2010. Cash used in investing activities was $842,000 in fiscal 2009. The use of cash consisted of $542,000 related to the acquisition of CipherSoft Inc., $190,000 related to the purchase of property and equipment and $110,000 related to payments on acquisitions. Cash used in investing activities was $576,000 in fiscal 2008.

Financing Cash Flows. Net cash used in financing activities in fiscal 2010 was $1.6 million. In fiscal 2010 uses of cash included $1.9 million of principal payments under debt obligations. This amount was offset by proceeds of $0.4 million from borrowings on revolving line of credit. Net cash provided by financing activities in fiscal 2009 was $1.1 million. In fiscal 2009 sources of cash included $1.2 million in proceeds from the exercise of warrants and $1.0 million from borrowings under debt obligations. This amount was offset by a payment of $1.1 million for principal payments under debt obligations. Net cash used in financing activities in fiscal 2008 was $2.3 million. In fiscal 2008 cash used for principal payments under debt obligations was $3.3 million. This amount was offset by $1.0 million in borrowing under debt obligations and $20,000 of proceeds from issuance of common stock.

     A summary of certain contractual obligations as April 30, 2010 is as follows (in thousands):

	Payments Due by Period
		1 year			After
Contractual Obligations	Total	or less	2-3 years	4-5 years	5 years
Debt financing	$1,358	$1,356	$2	$-	$-
Estimated interest expense	20	20	-	-	-
Other liabilities	197	100	-	-	97
Capital lease obligations	52	41	11	-	-
Operating leases	3,446	1,295	1,600	551	-
Total contractual cash obligations	$5,073	$2,812	$1,613	$551	$97

Results of Operations for the Three Months Ended July 31, 2010 Compared to the Three Months Ended July 31, 2009

     The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenue:

	Three Months Ended
	July 31,
	2010	2009
Revenues:
Software licenses	13.5%	31.1%
Maintenance and Hosting	53.5%	60.7%
Consulting and Implementation Services	33.0%	8.2%
Total revenues	100.0%	100.0%
Cost of Revenues:
Software licenses	0.3%	0.8%
Maintenance and Hosting	5.0%	7.5%
Consulting and Implementation Services	17.9%	4.8%
Total cost of revenues	23.2%	13.1%

Gross profit	76.8%	86.9%

Operating Expenses:
Product development	18.0%	31.1%
Selling, general and administrative	61.9%	106.8%
Total operating expenses	79.9%	137.9%
Loss from operations	(3.1)%	(51.0)%
Interest expense	(4.4)%	(1.3)%
Other income (expense), net	(1.2)%	3.1%
Loss before income taxes	(8.7)%	(49.2)%
Provision for income taxes	(0.1)%	0.2%
Net loss	(8.6)%	(49.4)%

Total Revenues

     The Company generates revenue from software license sales and related services, including maintenance and support, and consulting services. We license our software through our direct sales force in the United States and Europe, and through indirect channels comprised of distributors, ISVs, VARs, and other partners worldwide.

     Total revenues in the first quarter of fiscal 2011 were $9.9 million, an increase of $5.4 million from the first quarter of fiscal 2010. This represents an increase of 119% from the first quarter of fiscal 2010 revenues of $4.5 million. The increase in total revenues is primarily due to revenue resulting from the June 29, 2010 acquisition of Daegis. While the Company continued to feel the impact of the world-wide slowdown in the economic environment in the first quarter of 2011 there was a noticeable increase in sales activity in most parts of the world compared to the first quarter of 2010. Total software license revenues in the first quarter of fiscal 2011 were $1.3 million, a decrease of $0.1 million from the first quarter of fiscal 2010. This represents a decrease of 4% over the first quarter of fiscal 2010 revenues of $1.4 million. Total maintenance and hosting revenues in the first quarter of fiscal 2011 were $5.3 million, an increase of $2.6 million from the first quarter of 2010. This represents an increase of 93% from the first quarter of fiscal 2010 revenues of $2.7 million. Total consulting and implementation services revenues in the first quarter of fiscal 2011 were $3.3 million, an increase of $2.9 million from the first quarter of fiscal 2010 revenues of $0.4 million. The increase in maintenance and hosting revenue and consulting and implementation services revenue primarily related to the revenue generated by AXS-One and Daegis. AXS-One only had one month of revenue included in the first quarter of fiscal 2010 and Daegis did not have any revenue included in fiscal 2010.

     For the first quarter of fiscal 2011 and 2010, total revenues from the United States were 64% and 27% of total revenues, respectively. Total revenue from the United States in absolute dollars was $6.4 million for the first quarter of fiscal 2011 and $1.2 million for the first quarter of fiscal 2010. The increase is primarily due to the acquisitions of Daegis and AXS-One, which have historically had a high percentage of total revenue from the United States. Total revenue from all other countries was $3.5 million in the first quarter of fiscal 2011 and $3.3 million for the first quarter of fiscal 2010. On a percentage basis, revenue from other countries was 36% for the first quarter of fiscal 2011 and 73% for fiscal 2010.

Cost of Revenues

Cost of Software Licenses. Cost of software licenses consists primarily of royalty payments and the amortization of purchased technology from third parties that is amortized ratably over the technology’s expected useful life. Cost of software licenses was $25,000 and $38,000 for the first quarter of fiscal 2011 and fiscal 2010, respectively.

Cost of Maintenance and Hosting. Cost of maintenance and hosting consists primarily of employee, facilities and travel costs incurred in providing customer support under software maintenance contracts and third party consulting services. Cost of maintenance and hosting was $495,000 and $341,000 for the first quarter of fiscal 2011 and fiscal 2010, respectively. Approximately $139,000 of the increase is due to the addition of AXS-One and Daegis employees.

Cost of Consulting and Implementation Services. Costs of consulting and implementation services consists primarily of both expenses associated with employees involved in consulting and implementation projects and also expenses related to third party assistance. Cost of consulting and implementation services was $1,769,000 and $215,000 for the first quarter of fiscal 2011 and fiscal 2010, respectively. Approximately $1,192,000 of the increase in consulting and implementation services is due to the addition of AXS-One and Daegis employees.

Operating Expenses

Product Development. Product development expenses consist primarily of employee and facilities costs incurred in the development and testing of new products and in the porting of new and existing products to additional hardware platforms and operating systems. Product development costs in the first quarter of fiscal 2011 were $1.8 million compared to $1.4 million in the same period of fiscal 2010. Approximately $0.6 million of the increase in product development expenses in fiscal 2011 were the result of expenses related to our acquisition of AXS-One in June 2009 and Daegis in June 2010.

Selling, General and Administrative. Selling, general and administrative (“SG&A”) expenses consist primarily of salaries and benefits, marketing programs, travel expenses, professional services, facilities expenses and bad debt expense. SG&A expenses were $6.1 million in the first quarter of fiscal 2011 and $4.8 million for the first quarter of fiscal 2010. The major components of SG&A for the first quarter of fiscal 2011 were sales expenses of $1.7 million, marketing expenses of $0.5 million and general and administrative expenses of $3.9 million. For the first quarter of fiscal 2010, the major components of SG&A were sales expenses of $2.2 million, marketing expenses of $0.2 million and general and administrative expenses of $2.4 million. The decrease in sales expenses are primarily due to a reallocation of employees to consulting and implementation departments combined with a small reduction in force. The increase in SG&A expenses in fiscal 2011 was primarily the result of approximately $1.4 million of expenses incurred related to our acquisition of Daegis in June 2010.

Interest Expense, Interest expense consists primarily of interest incurred on notes payable resulting from the debt financing in conjunction with the June 2010 acquisition of Daegis, plus the amortization of related debt issuance costs and the amortization of the discount on notes payable. Interest expense for the first quarter of fiscal 2011 and 2010 was $433,000 and $58,000, respectively.

Other Income (Expense), Net. Other income (expense), net consists primarily of foreign exchange gains and losses and other income. Foreign exchange rate losses for the first quarter of fiscal 2011 were $132,000. Foreign exchange rate gains in the first quarter of fiscal 2010 were $77,000. Other income for the first quarter of fiscal 2011 was $9,000. Other income for the first quarter of fiscal 2010 was $62,000.

Provision for Income Taxes. For the first quarter of fiscal 2011, the Company recorded $7,000 in federal, state, and foreign income tax benefit. For the first quarter of fiscal 2010, the Company recorded $8,000 in foreign withholding tax expense.

Liquidity and Capital Resources

     At July 31, 2010, the Company had cash and cash equivalents of $5.4 million, compared to $3.1 million at April 30, 2010. The Company had net accounts receivable of $13.2 million as of July 31, 2010, and $6.2 million as of April 30, 2010. The increase in cash and accounts receivable from April 30, 2010 to July 31, 2010 was primarily the result of cash and account receivable resulting from the June 29, 2010 acquisition of Daegis.

     In June 2010, the Company entered into the Hercules Loan Agreement. In order to secure its obligations under the Hercules Loan Agreement, the Company has granted the lender a first priority security interest in substantially all of its assets. The Hercules Loan Agreement consists of a term note and a revolving credit note agreement. The term note is for $24.0 million payable over 5 years with escalating principal payments of 5%, 10%, 15%, 20% and 50% annually. The Company incurs interest on the term note at the prevailing LIBOR rate plus 8.25% per annum with a minimum rate of 10.25% (10.25% at July 31, 2010) plus 2% interest to be paid in kind. As of July 31, 2010 there is $24 million outstanding on the term note of which $0.7 million is current. Under the terms of the revolver the Company can borrow up to $6.0 million. The amount that can be borrowed under the revolver is based on the amount of eligible accounts receivable outstanding. The Company incurs interest expense on funds borrowed on the revolver at the prevailing LIBOR rate plus 7.25% per annum with a minimum rate of 9.25% (9.25% July 31, 2010). As of July 31, 2010 there is $4 million outstanding on the revolving line of credit, none of which is current.

     The Hercules Loan Agreement requires ongoing compliance with certain affirmative and negative covenants. The affirmative covenants include, but are not limited to: (i) maintenance of existence and conduct of business; (ii) compliance with laws; (iii) use of proceeds; and (iv) books and records and inspection. The negative covenants set forth in the Hercules Loan Agreement include, but are not limited to, restrictions on the ability of the Company (and the Company’s subsidiaries): (i) with certain limited exceptions, to create, incur, assume or allow to exist indebtedness; (ii) with certain limited exceptions, to create, incur, assume or allow to exist liens on properties; (iii) with certain limited exceptions, to make certain payments, transfers of property, or investments; or (iv) with certain limited exceptions, to make additional acquisitions.

     In addition, the Company is obligated to maintain certain minimum consolidated adjusted EBITDA levels, certain total leverage ratios, and certain fixed charge coverage ratios, all as calculated in accordance with the terms and definitions determining such ratios contained in the Hercules Loan Agreement. The Hercules Loan Agreement also contains various information and reporting requirements.

     The Hercules Loan Agreement also contains customary events of default, including without limitation events of default based on payment obligations, repudiation of guaranty obligations, material inaccuracies of representations and warranties, covenant defaults, insolvency proceedings, monetary judgments in excess of certain amounts, change in control, certain ERISA events, and defaults under certain other obligations.

     In addition to the Hercules Loan Agreement, as of July 31, 2010 the Company has various notes payable outstanding in the amount of $6.7 million of which $0.5 million is current. The notes payable have interest rates ranging from 3% to 8%. On September 1, 2010, $6.2 million of these notes were converted to common stock.

Operating Cash Flow. For the first three months of fiscal year 2011 cash used by operations was $2.8 million. This compares to cash flows used by operations of $3.1 million for the first three months of fiscal 2010. Cash flows used by operations for the first three months of fiscal 2011 principally resulted from a net loss of $0.9 million, an increase in accounts receivable of $1.1 million, an increase in other long term assets of $1.0 million, a decrease in deferred revenue of $1.8 million, and a decrease in other long term liabilities of $0.2 million. Offsetting these amounts was a decrease in prepaid expenses and other current assets of $0.2 million, an increase in accounts payable of $0.3 million, an increase in other accrued liabilities of $0.3 million, amortization of intangible assets of $0.8 million, depreciation of $0.1 million and stock based compensation expense of $0.3 million.

     Cash flows used by operations for the first three months of fiscal year 2010 principally resulted from a net loss $2.2 million, an increase in accounts receivable of $2.4 million, a decrease in accounts payable of $0.7 million, a decrease in accrued compensation and related expenses of $0.4 million, a decrease in other accrued liabilities of $0.1 million and a decrease in other long term liabilities of $0.2 million. Offsetting these amounts was an increase in deferred revenue of $2.1 million, a decrease in prepaid expenses and other current assets of $0.3 million, amortization of intangible assets of $0.5 million and stock based compensation expense of $0.2 million.

Investing Cash Flows. Cash flow used in investing activities was $22.0 million for the first three months of fiscal 2011 and was primarily the result of cash used in the acquisition of Daegis. Net cash from investing activities for the first three months of fiscal 2010 was $0.1 million and was primarily the result of cash acquired through the acquisition of AXS-One.

Financing Cash Flows. Net cash from financing activities for the first three months of fiscal 2011 was $27.1 million. Cash from financing activities was the result of borrowings on the term loan and revolving line of credit of $24 million and $4 million, respectively. Offsetting this amount was $0.6 of principal payments on debt obligations and $0.4 million of payments on the revolving line of credit. Net cash used in financing activities for the first three months of fiscal 2010 was $0.1 million.

     A summary of certain contractual obligations as July 31, 2010 is as follows (in thousands):

	Payments Due by Period
		1 year	2-3	4-5	After 5
Contractual Obligations	Total	or less	years	years	years
Notes payable	$34,705	$1,160	$5,001	22,344	6,200
Estimated interest expense	12,605	2,945	5,569	4,008	83
Other liabilities	136	40	—	96	—
Capital leases	831	356	475	—	—
Operating leases	5,349	1,882	2,257	970	240
Total contractual cash obligations	$53,626	$6,383	$13,302	$27,418	$6,523

     Other liabilities primarily include contractual severance payments related to the AXS-One acquisition.

Recently Issued Accounting Standards

     In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that establishes the Accounting Standards Codification (“Codification” or "ASC") as the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“Commission”) under authority of federal securities laws are also sources of authoritative GAAP for Commission registrants. The Codification supercedes all existing non-Commission accounting literature not included in the Codification. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP was not intended to be changed as a result of the FASB’s Codification project, but it did change the way guidance is organized and presented. As a result, these changes impacted how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification in this prospectus by providing a plain English approach when describing any new or updated authoritative guidance.

     In October 2009, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The new guidance will become effective for Unify beginning May 1, 2011, with earlier adoption permitted. The Company is currently assessing the impact of the adoption of this guidance.

     In May 2009, the FASB issued authoritative guidance for the accounting and reporting of subsequent events that occur between the balance sheet date and issuance of financial statements. Issuers are required to recognize the effects, if material, of subsequent events in the financial statements if the subsequent event provides additional evidence about conditions that existed as of the balance sheet date. The issuer must also disclose the date through which subsequent events have been evaluated and the nature of any nonrecognized subsequent events. This guidance became effective for financial reporting periods ending after June 15, 2009. We adopted this guidance in fiscal 2010. We evaluated subsequent events through the date our Annual Report on Form 10-K was filed with the U.S. Securities and Exchange Commission.

     In September 2006, the FASB issued authoritative guidance on fair value measurements. This guidance defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted this guidance in the first quarter of fiscal 2010 and it did not have a material effect on our consolidated financial statements.

     In December 2007, the FASB issued authoritative guidance on business combinations. The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. This guidance is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We have accounted for the acquisition of AXS-One Inc. in June 2009 under this guidance. See Note 2.

     In December 2007, the FASB issued authoritative guidance on noncontrolling interests in consolidated financial Statements. The guidance changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in net income. The guidance was effective for us beginning May 1, 2009. We adopted the guidance in the first quarter of fiscal 2010 and it did not have a material effect on our consolidated financial statements.

     In March 2008, the FASB issued authoritative guidance on disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about an entity’s derivative instruments and hedging activities with a view toward improving the transparency of financial reporting, and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The guidance encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We have adopted the guidance and it did not have a material impact on our consolidated financial statements.

     In May 2008, the FASB issued authoritative guidance on accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This guidance requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. The guidance is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods presented. We adopted the guidance in the first quarter of fiscal 2010 and it did not have a material effect on our consolidated financial statements.

     In April 2008, the FASB issued authoritative guidance on the determining the useful life of intangible assets. This guidance amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset. It also requires expanded disclosure related to the determination of intangible asset useful lives. The guidance is effective for fiscal years beginning after December 15, 2008. We adopted the guidance in the first quarter of fiscal 2010 and it did not have a material effect on our consolidated financial statements.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth certain information concerning our executive officers as of the date September 21, 2010.

			Executive
			Officer
Name	Current Position with Company	Age	Since
Todd E. Wille	President and Chief Executive Officer	47	2000
Kurt A. Jensen	Executive Vice President and Chief Operating Officer	45	2010
Steven D. Bonham	Vice President, Finance and Administration and CFO	54	2005
Mark T. Bygraves	Vice President, Sales – Europe, Middle East and Africa	53	2007
Duane V. George	Vice President, Product Development and CTO	52	2007
Frank Verardi	Vice President, Sales - Americas and Asia Pacific	61	2001

     Unify has a board of directors consisting of seven (7) members. Set forth below is information with respect to their ages as of April 30, 2010, as well as their positions and offices held with the Company. Each director holds office until the next Annual Meeting of Stockholders and until his successor is duly elected and qualified.

			Director
Name	Current Position with Company	Age	Since
Steven D. Whiteman	Chairman of Board	59	1997
Timothy P. Bacci	Director	51	2009
Robert M. Bozeman	Director and Mergers and Acquisitions Committee Chair	61	2008
Richard M. Brooks	Director and Audit Committee Chair	56	2005
Tery R. Larrew	Director and Compensation Committee Chair	56	2002
Robert J. Majteles	Director	45	2004
Todd E. Wille	President and Chief Executive Officer	47	2000

Executive Officers

Todd E. Wille has served as president and chief executive officer since November 2000. He rejoined the Company in October 2000 as the chief operating officer and acting chief financial officer. Mr. Wille originally joined Unify in August 1995 as the corporate controller. In September 1997, Mr. Wille was promoted to vice president, finance and chief financial officer. In March 1998, Mr. Wille left the Company and joined FRx Software Corporation as the vice president of finance and chief financial officer. Subsequently, Mr. Wille was promoted to senior vice president of operations. Mr. Wille received a B.A. degree in business administration with concentrations in accounting and finance and management information systems from Wartburg College in Iowa. Mr. Wille also serves on our Board of Directors. We believe Mr. Wille is qualified to serve on our Board of Directors because of his extensive management, financial, and operational experience and his experience with our Company.

Steven D. Bonham joined the Company in June 2005, as vice president of finance and administration and chief financial officer. Before joining Unify, Mr. Bonham was the chief financial officer for LexisNexis/Examen, a subsidiary of LexisNexis, from 1997-2005. Prior to LexisNexis/Examen, Mr. Bonham spent nine years with Foundation Health Corporation, a former Fortune 500 publicly traded managed care insurance company, most recently serving as the vice president of finance for Foundation’s, California Heath Plan. Mr. Bonham, a licensed certified public accountant, has a B.S. degree in accounting from California State University, Sacramento.

Mark T. Bygraves joined the Company in November 2006 as part of the acquisition of Gupta Technologies, where he had served since February 2002 and was appointed as an officer on May 1, 2007. Mr. Bygraves is responsible for driving the Unify channel sales programs together with day to day operational responsibilities for Northern Europe, Middle East and Africa (EMEA). Mr. Bygraves has worked in the IT industry for 20 years, holding a number of senior positions, most recently from January 1999 to January 2002 as Director of Channels at Hitachi Data Systems. Prior to Hitachi Data Systems, Mr. Bygraves was the Sales Director of Transformation Software.

Duane V. George has served as vice president of product development and CTO since July 2006. Mr. George is responsible for Unify’s Technical Services Group which includes product development, customer support, training, documentation, quality control and assurance. Mr. George provides technical vision, leads all aspects of the Company’s technology development and plays an integral role in shaping the Company’s strategic direction, development and future growth. He is responsible for refining the technology strategy for Company products and services and implementing projects aligned to that strategy and delivering all technology applications, systems and solutions that are core to the Company’s offerings. Mr. George has been in the information technology and engineering industries for over 25 years. He began his career as an engineer with the Department of Defense managing the acquisition and implementation of Computer Aided Design and Manufacturing (CAD/CAM) systems. Subsequently, Mr. George joined the US Space Command to manage strategic space defense initiatives and satellite Command Control and Communication (C3) programs. He eventually moved into software development, customer support and project management with an emphasis on customer satisfaction. Mr. George joined Unify in 1995 and has been a core member of the support, consulting and product development teams. He earned his B.S. in engineering from Brigham Young University in Provo, Utah.

Kurt A. Jensen joined the Company through the acquisition of Daegis in June 2010. Mr. Jensen has served as president and chief executive officer of Daegis since its founding in 1999. He continues to hold overall responsibility for the operations, sales, marketing, technology and administration of the Daegis organization, as well as serving in a consultant role regarding the systems, processes, and procedures required to manage electronic data and automated electronic repository services company wide. Prior to founding Daegis, Mr. Jensen held various positions of increasing responsibility at Researchers, a privately-owned company with offices throughout the western United States. Mr. Jensen received a B.S. degree in Business Administration and Marketing from University of California, Berkeley, CA.

Frank Verardi has served in an executive officer position since 2000. Mr. Verardi is currently responsible for driving the Unify channel sales programs together with day to day operational responsibilities for the Americas and Asia Pacific regions. Mr. Verardi served as vice president and general manager of Unify Business Solutions from May 2005 to April 2007, where he oversaw the sales and marketing for the Company’s technology products. From June 2003 to April 2005, he served as vice president of technical services, and from May 2001 to May 2003, he served as vice president of worldwide sales and marketing. Prior to these positions, Mr. Verardi served in various management positions, including vice president of worldwide professional services, vice president of worldwide product delivery and customer support, and director of client services. Mr. Verardi joined the Company in August 1988. Before joining Unify, Mr. Verardi held various positions with Computer Sciences Corporation, including director of commercial professional services. Mr. Verardi received a B.S. degree in computer science from California State University, Chico.

Board of Directors

Steven D. Whiteman has served as a director of the Company since May 1997. In August 2004, he was appointed Chairman of the Board. Mr. Whiteman previously served as the President and Chief Executive Officer of Intesource, an Internet based procurement service specifically for the food industry. From June 2000 to May 2002, he worked as an independent consultant. From May 1993 until June 2000, Mr. Whiteman served as President of Viasoft, Inc. (“Viasoft”), a publicly traded software products and services company. From February 1994 to June 2000, Mr. Whiteman also served as Chief Executive Officer and director of Viasoft, and from April 1997 to June 2000, he served as Chairman of the board of directors. Mr. Whiteman is also a director of Intesource, Actuate Corporation, and Flypaper Inc. Mr. Whiteman holds a B.A. degree in business administration from Taylor University and an M.B.A. from the University of Cincinnati.

Mr. Whiteman’s qualifications to serve on our Board of Directors include, among other skills and qualifications, his prior experience as a chief executive officer of technology companies, his service on other corporate boards, as well as his extensive knowledge about the Company gained from his tenure as a board member dating back to 1997.

Timothy P. Bacci joined Unify’s Board of Directors on August 20, 2009 following Unify’s acquisition of AXS-One Inc. on June 30, 2009. Prior to joining Unify’s Board of Directors, Mr. Bacci had been a board member of AXS-One which was a publicly traded software company. Mr. Bacci is the co-founder of BlueLine Partners (“BlueLine”), a California-based strategic opportunities fund with more than $100 million in assets invested in small, publicly traded, and undervalued healthcare and IT companies. Prior to BlueLine, he spent 15 years in executive positions for software companies, including serving as Chairman and interim CEO of Instant802 Networks and CEO of siteROCK Corp. He was a co-founder of Vicinity Corporation, which was acquired by Microsoft in 2002. Additionally, he has served as a consultant to several early stage technology companies addressing areas relating to corporate strategy and executive recruiting. Mr. Bacci holds a B.S. degree in engineering from the United States Naval Academy and served as an officer on active duty in the U.S. Navy as a fighter pilot.

Mr. Bacci’s qualifications to serve on our Board of Directors include, among other skills and qualifications, his significant management and executive experience in the software industry, his experience in providing consulting services relating to corporate strategy and executive recruiting, his experience gained in evaluating and investing in healthcare and IT companies as a co-founder of BlueLine Partners and his service on other corporate boards.

Robert M. Bozeman was appointed director in January of 2008. Mr. Bozeman currently is an investor and serves as an advisor to companies in Silicon Valley.  His experience includes business operations, venture capital investment, and mergers and acquisitions. He previously served in the capacities of CEO and board member for a variety of software, information services and computer supplier companies. Mr. Bozeman’s last operating role was as CEO for Bricsnet from July 2003 through November, 2004. From November 1997 through December 2003, Mr. Bozemen was General Partner of Angel Investors LP for both its Fund I and Fund II. Investments by the firm included Ask Jeeves, Brightmail, Google, Opsware, and PayPal.  Mr. Bozeman is currently on the board and/or is an advisor   to Become.com, Rare Light, Restoration Partners, Shakers Vodka, and Vortex Intellectual Property Management. For the nine months up to June, 2010, Bob was Chairman of Rare Light.  The company was sold in June to Apple.

Mr. Bozeman’s qualifications to serve on our Board of Directors include, among other skills and qualifications, his significant management and executive experience in a variety of technology companies, his service on other corporate boards and his extensive experience gained in evaluating and investing in companies as a General Partner of Angel Investors.

Richard M. Brooks has served as a director of the company since August 2005. Since September 2006, Mr. Brooks has been a partner with Tatum, a national Executive Services consulting company, which is a wholly owned subsidiary of SFN Group. With Tatum, Mr. Brooks has acted as the project lead on a variety of consulting assignments, including acting as the interim CFO for Pixelworks, a publicly traded semi-conductor company. Mr. Brooks previously served as Chief Executive Officer for VantageMed Corporation (“VantageMed”), a public company, from April 2002 to December 2004. In addition, Mr. Brooks served as a director of VantageMed from March 2001 to January 2005 and was appointed Chairman of the VantageMed board in May of 2002. Mr. Brooks received a B.S. degree in business administration from Oregon State University.

Mr. Brook’s qualifications to serve on our Board of Directors include, among other skills and qualifications, his significant management and executive experience with public companies and his extensive experience in providing financial consulting services to a variety of companies, including publicly traded companies.

Tery R. Larrew has served as a director of the Company since May 2002. Mr. Larrew is the founding and managing partner of Caddis Capital LLC, a private equity firm that specializes in income oriented investments with strong equity appreciation. Until 2005, Mr. Larrew served as the President and CEO of Vericept Corporation (“Vericept”), a provider of network-based early warning and misuse prevention solutions, headquartered in Denver, Colorado. Prior to joining Vericept in 2002, Mr. Larrew co-founded IQ3G, a mobile services company, in 2000. From 1999 to 2000, Mr. Larrew was the Chairman and Chief Executive Officer of a start-up e-communication company, UPDATE Systems, Inc. From 1989 to 1998, Mr. Larrew served as President of the Database Marketing Services Division of Metromail/CIC. He is a graduate of Colorado State University with a B.S. degree in business administration and serves on the Global Leadership Council for the Colorado State University School of Business.

Mr. Larrew’s qualifications to serve on our Board of Directors include, among other skills and qualifications, his significant management and executive experience in the technology industry, his broad range of management experiences, as well as his extensive knowledge about the Company gained from his tenure as a board member dating back to 2002.

Robert J. Majteles is the managing partner of Treehouse Capital LLC (“Treehouse”), an investment firm he founded in 2000 in order to make investments of time and money in interesting people doing worthy things.  Mr. Majteles has served as an active and involved board member for several of the companies in Treehouse’s portfolio and also serves as an advisory partner to a variety of investment funds.  In addition, Mr. Majteles is the Director of the Entrepreneurship Program at the Berkeley Center for Law, Business and the Economy.  Prior to launching Treehouse, Mr. Majteles was the Chief Executive Officer of three different technology companies. In addition, Mr. Majteles has been an investment banker and a mergers and acquisitions attorney.  Mr. Majteles is a frequent lecturer, speaker, and panelist on a wide range of topics including board governance and value added, investment process and methodology, and entrepreneurial strategic planning and metrics-driven business model execution.  Mr. Majteles received a law degree from Stanford University in 1989 and a B.A. degree from Columbia University in 1986.

Mr. Majteles’ qualifications to serve on our Board of Directors include, among other skills and qualifications, his current activities as founder and managing partner of Treehouse Capital LLC, and investment firm, his extensive experience serving on boards and committees of other publicly traded companies, his prior experience as a chief executive officer of technology companies and his prior experience as an investment banker and an attorney.

Todd E. Wille has served as President and Chief Executive Officer (“CEO”) since November 2000. He rejoined the Company in October 2000 as the Chief Operating Officer and acting Chief Financial Officer (“CFO”). Mr. Wille originally joined Unify in August 1995 as the corporate controller. In September 1997, Mr. Wille was promoted to Vice President, Finance and CFO. In March 1998, Mr. Wille left the Company and joined FRx Software Corporation (“FRx”) as the Vice President of Finance and Chief Financial Officer. Subsequently, Mr. Wille was promoted to senior Vice President of Operations of FRx. Mr. Wille received a B.A. degree in business administration with concentrations in accounting and finance and management information systems from Wartburg College.

Mr. Wille’s qualifications to serve on our Board of Directors include, among other skills and qualifications, his extensive management, financial and operation experience and his experience with our Company.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

     We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, an annual cash incentive plan, a long-term equity incentive compensation plan and broad-based benefits programs. We place emphasis on pay for performance-based incentive compensation programs, which make payments when certain company or revenue goals are achieved. This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our CEO, CFO, and the other three most highly-compensated executive officers, which are collectively referred to as the named executive officers.

Compensation Committee

     We have established a Compensation Committee (the “Compensation Committee”), the primary responsibilities of which are to periodically review and approve the compensation and other benefits for our employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our Compensation Committee also administers and has discretionary authority over the issuance of stock awards under our stock compensation plans.

     The Compensation Committee has in the past, and may in the future, delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to stock option grants issued under our Stock Option Plan. Even where the Compensation Committee has not delegated authority, our executive officers typically make recommendations to the Compensation Committee regarding compensation to be paid to our employees and the size of stock options and stock grants.

     The Compensation Committee is comprised of three members, Tery Larrew, Robert Majteles and Steven Whiteman. Mr. Larrew is the chairperson of the Compensation Committee. The Board has determined that Mr. Larrew meets the independence requirements of the NASDAQ Marketplace Rules.

The Objectives of Our Executive Compensation Program

     Our Compensation Committee is responsible for establishing and administering our policies governing the compensation for our executive officers. Our Compensation Committee is composed entirely of non-employee independent directors. The primary goals of the Compensation Committee with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to tie annual and long-term cash and equity incentives to achievement of specified performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these goals, the Compensation Committee intends to implement and maintain compensation plans that tie a substantial portion of executives’ overall compensation to our financial and operational performance, as measured by metrics such as revenue, revenue growth and profitability. The Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels the Compensation Committee believes are comparable with executives in other companies of similar size and stage of development operating in the software industry while taking into account our relative performance and our own strategic goals. In March 2010, we retained a compensation consultant to review our policies and procedures with respect to executive and board compensation and update a market compensation study that was originally completed in March 2007. The Compensation Committee used the results of the consultant’s analysis to evaluate the appropriateness of compensation levels for our executives compared to other companies of similar size.

     Our Compensation Committee meets outside the presence of all of our executive officers, including the named executive officers, to consider appropriate compensation for our CEO. For all other named executive officers, the Compensation Committee meets outside the presence of all executive officers except our CEO, Mr. Wille, who reviews each other named executive officer’s performance with the Compensation Committee and makes recommendations to the Compensation Committee with respect to the appropriate base salary, cash bonus incentives and equity incentives. The Compensation Committee considers the annual performance of the executive officer, the importance of the executive position to the Company, the past salary history of the executive officer and the contributions to be made by the executive officer to us. The Compensation Committee also reviews the analyses and recommendations of the executive compensation consultant retained by the Compensation Committee. After considering the relevant information, the Compensation Committee establishes the annual compensation package for our executive officers.

     We use the following principles to guide our decisions regarding executive compensation:

Allocation between long-term and currently paid out compensation.

     The compensation we currently pay consists of base pay and annual cash incentive compensation. The long-term compensation consists entirely of stock awards or stock options pursuant to our 2001 Stock Option Plan. The allocation between long-term and currently paid out compensation is based on an analysis of how the enterprise software industry and companies of similar size in the general technology market use long-term and currently paid compensation to pay their executive officers.

Allocation between cash and non-cash compensation.

     It is our intent to allocate all currently paid compensation and annual incentive pay in the form of cash and all long-term compensation in the form of stock awards and/or stock options to purchase our common stock. We consider competitive market analyses when determining the allocation between cash and non-cash compensation.

Provide compensation opportunities targeted at market median levels.

     To attract and retain executives with the ability and the experience necessary to lead us and deliver strong performance to our stockholders, we strive to provide a total compensation package that is competitive with total compensation provided by our industry peer group. We benchmark our salary and target incentive levels and practices as well as our performance results in relation to other comparable general technology and enterprise software companies of similar size in terms of revenue and market capitalization. In fiscal 2010, we engaged a compensation consultant to provide us with a comprehensive evaluation of our executive compensation program. The consultant used multiple data sources, including confidential market compensation surveys and public survey data to enable them to compare our company to others with similar attributes.

     We target base salaries and target total compensation to result in annual salaries equal to the market median (50th percentile) pay level. We believe our executive compensation packages are reasonable when considering our business strategy, our compensation philosophy and the competitive market pay data.

Require performance goals to be substantially achieved in order for the majority of the target pay levels to be earned.

     Our executive compensation program emphasizes pay for performance. Performance is measured based on the achievement of company and divisional performance goals established by our Board of Directors relative to our Board of Director approved annual business plan. The goals for our company and divisional measures are established so that target attainment is not assured. The attainment of these company and divisional goals will require significant effort on the part of our executives.

Offer the same comprehensive benefits package to all full-time employees.

     We provide a competitive benefits package to all full-time employees which includes health and welfare benefits, such as medical, dental, vision care, disability insurance, life insurance benefits, and a 401(k) savings plan. We have no structured executive perquisite benefits (e.g., club memberships or company vehicles) for any executive officer, including the named executive officers, and we currently do not provide any deferred compensation programs or supplemental pensions to any executive officer, including the named executive officers.

Provide fair and equitable compensation.

     We provide a total compensation program that we believe will be perceived by both our executive officers and our stockholders as fair and equitable. In addition to conducting analyses of market pay levels and considering individual circumstances related to each executive officer, we also consider the pay of each executive officer relative to each other executive officer and relative to other members of the management team. We have designed our total compensation programs to be consistent for our executive management team.

Our Executive Compensation Program Elements

     Overall, our executive compensation programs are designed to be consistent with the objectives and principles set forth above. For each fiscal year, the Compensation Committee will select, in its discretion, the executive officers of the Company or its subsidiaries who are to participate in the Company’s incentive plans. The Compensation Committee will establish the terms and conditions applicable to any award granted under the plan and a participant will be eligible to receive an award under the plan in accordance with such terms and conditions. Awards will be paid in whole or in part in cash, common stock or other property and will generally be paid in the first quarter following completion of a given fiscal year. The actual amount of any discretionary bonus payment will be determined following a review of each executive’s individual performance and contribution to our strategic goals. The plan does not fix a maximum payout for any officer’s annual discretionary incentive payment. With the exception of the Company’s CEO and COO, no other executive officers have an employment agreement. The basic elements of our executive compensation programs are summarized below:

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For fiscal 2010, this review occurred at the beginning of the first quarter.

Management Incentive Plan. The Company, through the Compensation Committee, maintains an annual Management Incentive Plan (“MIP”) such that executives of the Company can receive an incentive payment based on the achievement of pre-defined objectives. The incentive plan awards are intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual executive, but relate generally to the Company’s financial results. The Company’s financial performance did not meet the MIP pre-defined objective for fiscal 2010, therefore, no MIP cash incentive bonuses were paid for fiscal 2010.

Long-Term Equity Incentive Program. We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our stock compensation guidelines have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of stockholders. The Compensation Committee believes that the use of stock and stock-based awards is a significant component in enabling the company to achieve its compensation goals. We do maintain stock award guidelines and all stock awards are made at the direction of the Compensation Committee. We believe that the aggregate equity ownership levels for our executive officers should be set near competitive median levels for comparable companies. For fiscal 2010, this review occurred at the beginning of the first quarter.

Options and Stock Awards. Our 2001 Stock Option Plan authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. Our Compensation Committee is the administrator of the stock option plan. Stock option grants are made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. The Compensation Committee reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Periodic stock option grants are made at the discretion of the Compensation Committee to eligible employees and, in appropriate circumstances, the Compensation Committee considers the recommendations of members of management, such as Mr. Wille, our Chief Executive Officer. In fiscal 2010, certain named executive officers were awarded stock options in the amounts indicated in the section entitled “Grants of Plan Based Awards.” These grants included stock option grants made in May 2009.

Other Compensation. In accordance with our compensation philosophy, the Compensation Committee may, in its discretion, revise, amend or authorize any changes to the executive officer’s compensation or benefits as deemed necessary. There were discretionary incentive awards made to our CEO and CFO for their efforts related to our June 2009 acquisition of AXS-One Inc. during fiscal 2010.

Retirement Savings Opportunity. The Company maintains a 401(k) employee retirement savings plan. Eligible employees may contribute up to 100% of their pre-tax salary, but not more than statutory limits. We match a portion of employee contributions, currently 50% of the first 6% of compensation deferred. We do not provide an option for our employees to invest in our common stock in the 401(k) plan.

Health and Welfare Benefits. All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Tax Deductibility of Executive Compensation

     Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code which generally limits the tax deductibility of compensation paid by a public company to its chief executive officer and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officer. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

Compensation Committee Report

     The Compensation Committee is comprised entirely of independent directors. The Compensation Committee has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Prospectus.

     Submitted by the Compensation Committee: Tery R. Larrew, Robert J. Majteles, Steven D. Whiteman.

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation earned during the fiscal years ended April 30, 2010, 2009 and 2008 by our President and Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers for the last three (3) fiscal years. Kurt A. Jensen, who became our Chief Operating Officer following our acquisition of Daegis in June 2010 is not included in the table.

								Sales
					Stock	Option		Commission	All Other
Name and Principal		Salary	Bonus		Awards	Awards		Compensation	Compensation		Total
Position	Year	$ (1)	$ (2)		$ (3)	$ (4)		$ (5)	$		$
Todd E. Wille (6)	2010	270,000	40,000	(11)		147,781	(7)				457,781
President and Chief	2009	250,000	55,000			348,525	(8)				653,525
Executive Officer	2008	250,000	180,000			320,231	(9)				750,231

Steven D. Bonham (10)	2010	192,500	30,000	(11)		64,177	(12)				286,677
Chief Financial Officer	2009	185,000	42,500			69,705	(13)				297,205
	2008	185,000	138,000			38,641	(14)				361,641

Frank Verardi (15)	2010	150,000				42,343	(16)	91,248			283,591
Vice President of Sales -	2009	140,000	3,500					121,679			265,179
Americas and Asia Pacific	2008	125,000	15,000					157,352			297,352

Mark Bygraves (17)	2010	158,254				88,669	(18)	134,493	16,956	(19)	398,372
Vice President of Sales -	2009	149,664	5,000			116,175	(20)	115,780	13,736	(21)	400,355
Europe, Middle East, Africa	2008	170,985	12,000			96,220	(22)	163,130	19,311	(23)	461,646

Duane George (24)	2010	165,000				65,506	(25)	26,157			256,663
Chief Technical Officer	2009	160,000	8,750			69,705	(26)	30,692			269,147
	2008	160,000	42,000			60,577	(27)	31,867			294,444
____________________

(1)	Includes amounts, if any, deferred at the named executive officer’s option under Unify Corporation’s 401(k) plan.

(2)	Includes amounts, if any, paid under the Company’s Management Incentive Plan (“MIP”).

(3)	No stock awards have been made in the past three fiscal years.

(4)	The amounts in this column equal the grant date fair value of each award as computed in accordance with FASB Accounting Standards Codification Topic 718 - Stock Compensation. A discussion of the assumptions used in calculating the grant date fair value of these stock options can be found in Note 1 to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2010 under the heading “Stock-Based Compensation” which is on page F-11. Amounts shown reflect accounting expenses and do not reflect whether the recipient has actually realized a financial benefit from the awards.

(5)	Represents commissions earned and paid pursuant to the Company’s sales commission plans.

(6)	Mr. Wille was appointed President and CEO in November 2000.

(7)	Relates to stock option grants of 87,500 and 12,500 shares of common stock to Mr. Wille on May 5, 2009.

(8)	Relates to stock option grant of 75,000 shares of common stock to Mr. Wille on May 2, 2008.

(9)	Relates to stock option grants of 54,000 and 60,000 shares of common stock to Mr. Wille on May 1, 2007 and November 27, 2007 respectively.

(10)	Mr. Bonham joined the Company in June 2005 as CFO.

(11)	Represents a discretionary bonus awarded by the Compensation Committee.

(12)	Relates to stock option grants of 10,000 and 35,000 shares of common stock to Mr. Bonham on May 5, 2009.

(13)	Relates to stock option grant of 15,000 shares of common stock to Mr. Bonham on May 2, 2008.

(14)	Relates to stock option grants of 14,400 and 6,000 shares of common stock to Mr. Bonham on May 1, 2007 and November 27, 2007 respectively.

(15)	Mr. Verardi was appointed to the position of Vice President, Sales for the Americas and Asia Pacific in May 2007. Prior to that, he held the position of Vice President and General Manager of the Unify Business Solutions division.

(16)	Relates to stock option grants of 7,500 and 22,500 shares of common stock to Mr. Verardi on May 5, 2009.

(17)	Mr. Bygraves was appointed to the position of Vice President, Sales – Europe, Middle East and Africa in May 2007. He joined the company in November 2006 upon the acquisition of Gupta Technologies.

(18)	Relates to stock option grants of 7,500 and 52,500 shares of common stock to Mr. Bygraves on May 5, 2009.

(19)	Represents the amount received by Mr. Bygraves under the car allowance program.

(20)	Relates to stock option grants of 25,000 shares of common stock to Mr. Bygraves on May 2, 2008.

(21)	Represents the amount received by Mr. Bygraves under the car allowance program.

(22)	Relates to stock option grants of 20,000 and 20,000 shares of common stock to Mr. Bygraves on May 1, 2007 and November 27, 2007 respectively.

(23)	Represents the amount received by Mr. Bygraves under the car allowance program.

(24)	Mr. George was appointed to the position of Vice President of Product Development and Chief Technology Officer in May 2007. Prior to that, he held the position of Senior Director of Product Development.

(25)	Relates to stock option grants of 7,500 and 37,500 shares of common stock to Mr. George on May 5, 2009.

(26)	Relates to stock option grant of 15,000 shares of common stock to Mr. George on May 2, 2008.

(27)	Relates to stock option grants of 17,400 and 10,000 shares of common stock to Mr. George on May 1, 2007 and November 27, 2007 respectively.

Grants of Plan-Based Awards

     The Compensation Committee approved option awards under our 2001 Stock Option Plan to certain of our named executives in fiscal 2008, 2009 and 2010. Set forth below is information regarding awards granted during fiscal 2008, 2009 and 2010.

			All Other
		All Other Stock	Option Awards:	Exercise or
		Awards:	Number of	Base	Grant Date Fair
		Number of	Securities	Price of Options	Value of Stock
		Shares of	Underlying	or Awards	and Option
Name	Grant Date	Stock (#)	Options (#)	($/share) (1)	Awards ($) (2)
Todd E. Wille	5/1/2007		54,000	$2.55	$101,393
	11/27/2007		60,000	$5.20	$218,838
	5/2/2008		75,000	$6.40	$348,525
	5/5/2009		87,500	$2.60	$135,118
	5/5/2009		12,500	$2.60	$12,663

Steven D. Bonham	5/1/2007		14,400	$2.55	$16,757
	11/27/2007		6,000	$5.20	$21,884
	5/2/2008		15,000	$6.40	$69,705
	5/5/2009		35,000	$2.60	$54,047
	5/5/2009		10,000	$2.60	$10,130

Mark Bygraves	5/1/2007		20,000	$2.55	$23,274
	11/27/2007		20,000	$5.20	$72,946
	5/2/2008		25,000	$6.40	$116,175
	5/5/2009		52,500	$2.60	$81,071
	5/5/2009		7,500	$2.60	$7,598

Frank Verardi	5/5/2009		22,500	$2.60	$34,745
	5/5/2009		7,500	$2.60	$7,598

Duane George	5/1/2007		17,400	$2.55	$44,370
	11/27/2007		10,000	$5.20	$52,000
	5/2/2008		15,000	$6.40	$69,705
	5/5/2009		37,500	$2.60	$57,908
	5/5/2009		7,500	$2.60	$7,598
____________________

(1)	All options were granted with an exercise price equal to the fair market value per share of the common stock on the date of grant, as determined by the fair market value of the Company’s common stock on that day.

(2)	The amounts in this column equal the grant date fair value of each award as computed in accordance with FASB Accounting Standards Codification Topic 718 - Stock Compensation. A discussion of the assumptions used in calculating the grant date fair value of these stock options can be found in Note 1 to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2010 under the heading “Stock-Based Compensation” which is on page F-11. Amounts shown reflect accounting expenses and do not reflect whether the recipient has actually realized a financial benefit from the awards.

     The supplemental table below compares the fair value to the intrinsic value for each of the fiscal 2010 option awards.

Option Awards Fair Value v. Intrinsic Value (supplemental table)

			Intrinsic Value of Stock Option to Executive
	Number		Cash Paid by	Current market	Option Award
	of Option	Fair Value of	Executive to	value of Option	Economic
	Shares	Option Award	Exercise Option	Award	Gain/(Loss) to
Executive Officer	Granted	(1)	(2)	(3)	Executive (4)
Todd E. Wille	100,000	$147,781	$260,000	$360,000	$100,000
Steven D. Bonham	45,000	$64,177	$117,000	$162,000	$45,000
Mark T. Bygraves	60,000	$88,669	$156,000	$216,000	$60,000
Frank Verardi	30,000	$42,343	$78,000	$108,000	$30,000
Duane V. George	45,000	$65,506	$117,000	$162,000	$45,000
____________________

(1)	The Fair Value of the Option Award represents the total compensation expense the Company will record over the vesting period in accordance with the grant-date fair value-based compensation expense calculated under FASB Accounting Standards Codification Topic 718 - Stock Compensation. This is the amount reported in the Summary Compensation Table above.

(2)	The total cash amount the executive will be required to pay to the Company to buy the stock represented by the option award at the time of exercise. The exercise price for these option awards is $2.60 which was the closing price of the Company’s common stock on the date of grant.

(3)	The current market value is based on the April 30, 2010 closing price of $3.60.

(4)	The economic gain or loss to the executive officer is calculated as the difference between the market value of the option award at $3.60 per share and the cash cost to exercise these shares at $2.60 per share.

Stock Option Plans

     Our 2001 Stock Option Plan (the “2001 Option Plan”) is administered by our Compensation Committee. The objectives of the plan include attracting, motivating and retaining key personnel and promoting our success by linking the interests of our employees, directors and consultants with our success.

     Prior to the 2001 Option Plan, the Company had a 1991 Stock Options Plan (the “1991 Option Plan”) which expired as of March 2001. Under the 1991 Option Plan, the Company was able to grant options to eligible employees, directors and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-statutory stock options. Options granted under the 1991 Option Plan generally vest over four years, are exercisable to the extent vested, and expire 10 years from the date of grant.

Options Available for Issuance

     Under the 2001 Stock Option Plan, the Company may grant options to purchase up to 2,000,000 shares of common stock to eligible employees, directors, and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-statutory stock options. As of April 30, 2010 there were 509,965 options available under the 2001 Option Plan.

Term of Options

     The term of each option is ten years from the date of the grant of the option, unless a shorter period is established for incentive stock options or the administrator of the 2001 Stock Option Plan establishes a shorter period.

Vesting Schedule

     Options granted under our 2001 Stock Option Plan, unless waived or modified in a particular option agreement or by action of the Compensation Committee, vest over a four year period. The options generally have no vesting until the end of one year at which time they become 25% vested. Following the first year, the options generally vest monthly on a ratable basis over the next three years. At the end of four years the options are fully vested.

Administration

     The Compensation Committee has full discretionary authority to determine all matters relating to options granted under the plan. The Compensation Committee has the authority to determine the persons eligible to receive options, the number of shares subject to each option, the exercise price of each option, any vesting schedule, any acceleration of the vesting schedule and any extension of the exercise period.

Amendment and Termination

     Our Board of Directors has authority to suspend, amend or terminate the plan, except as would adversely affect participants’ rights to outstanding awards without their consent. As the plan administrator, our Compensation Committee has the authority to interpret the plan and options granted under the plan and to make all other determinations necessary or advisable for plan administration.

Other Stock Options

     In fiscal 2003, the Board authorized the issuance of non-registered non-plan stock options (“Non-Plan Options”) for individual senior level executive recruitment. These Non-Plan Options are granted pursuant to written agreements that are not subject to the terms of the 2001 Option Plan, but have similar terms and conditions. The options and shares issuable under the Non-Plan Options are restricted securities under the Securities Act and may not be issued or sold except under an effective registration statement or an applicable exemption therefrom. The Non-Plan Option agreements contain substantially similar terms as options issued under our 2001 Option Plan, including vesting schedule and option term.

Employment Agreements and Termination and Change of Control Agreements

     We have an employment agreement with Mr. Wille, our President and CEO, which became effective October 1, 2000. Under the agreement, Mr. Wille originally received an annual salary of $220,000, subject to Board adjustment, and is eligible to receive bonuses upon Unify achieving certain benchmarks in its business plan. Following a merger of the Company or sale of substantially all of its assets, the unvested portion of all options held by Mr. Wille as of the date of the transaction will automatically vest. Should Mr. Wille be terminated without cause or resign for good reason, all options held by Mr. Wille will have the benefit of twelve (12) additional months of vesting and he will receive an amount equal to twelve (12) months’ salary and the continuation of health benefits for 12 months following termination.

     We also have an employment agreement with Mr. Jensen, our Executive Vice President and COO, which became effective June 30, 2010. The agreement has a three-year term, which may be extended year to year upon expiration. Under the agreement, Mr. Jensen is entitled to a base salary of $325,000 with a performance bonus up to 55% of base salary, and guaranteed additional payments of $175,000 and $87,500 for the first and second years, respectively, of his employment with the Company. Mr. Jensen will also be eligible to participate in the Company’s employee benefit programs, including the Company’s stock option plans. If the Company terminates Mr. Jensen’s employment for any reason, other than cause, or if Mr. Jensen terminates his employment for good reason, Mr. Jensen shall receive his base salary, bonus, and benefits for the twelve months following termination. If Mr. Jensen terminates his employment for any reason, other than death, disability, or good reason, prior to the first anniversary of Mr. Jensen’s employment, Mr. Jensen shall pay the Company a buy-out and release fee of $500,000.

Change in Control

     Under our 1991 and 2001 Stock Option Plans, should we merge with or otherwise be acquired by another company in a transaction where our stockholders do not retain a majority of the voting stock, such event would constitute a “Change of Control.” If there is a Change of Control and the successor company fails to either assume the outstanding options or substitute substantially equivalent options for its own stock, the vesting of all outstanding Unify options shall accelerate to become fully vested and immediately exercisable. Any outstanding options will terminate if they are not exercised upon consummation of the merger or assumed or replaced by the successor corporation.

Outstanding Equity Awards at April 30, 2010

     The following table summarizes the outstanding equity award holdings by our named executive officers.

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised
	Options	Options	Option Exercise
	Exercisable	Unexercisable	Price	Option Expiration
Name	(#)	(#)	($)	Date
Todd E. Wille	30,000		$1.25	9/26/2011
	30,000		1.30	11/16/2011
	30,000		2.75	5/9/2012
	45,875	8,125	2.55	5/1/2017
	36,250	23,750	5.20	11/27/2017
	35,937	39,063	6.40	5/2/2018
	20,052	67,448	2.60	5/5/2019
		12,500	2.60	5/5/2019

Steven D. Bonham	40,000		1.85	6/27/2015
	14,400		2.55	5/1/2017
	3,625	2,375	5.20	11/27/2017
	7,187	7,813	6.40	5/2/2018
	8,020	26,980	2.60	5/5/2019
		10,000	2.60	5/5/2019

Mark Bygraves	12,812	2,188	1.20	11/20/2016
	20,000		2.55	5/1/2017
	12,083	7,917	5.20	11/27/2017
	11,979	13,021	6.40	5/2/2018
	12,031	40,469	2.60	5/5/2019
		7,500	2.60	5/5/2019

Frank Verardi	8,000		1.25	9/26/2011
	10,000		1.30	11/16/2011
	15,000		2.75	5/9/2012
	4,000		2.30	2/2/2015
	5,156	17,344	2.60	5/5/2019
		7,500	2.60	5/5/2019

Duane George	5,000		1.30	11/16/2011
	2,000		2.75	5/9/2012
	2,000		3.35	11/3/2013
	3,000		4.70	5/3/2014
	1,400		2.05	12/10/2014
	12,812	2,188	1.10	11/16/2016
	16,587	813	2.55	5/1/2017
	6,041	3,959	5.20	11/27/2007
	7,187	7,813	6.40	5/2/2018
	8,593	28,907	2.60	5/5/2019
		7,500	2.60	5/5/2019

Option Exercises and Stock Vested

     There have been no exercises of stock options by our named executive officers during the last fiscal year.

Compensation of Directors

     The compensation for each individual non-employee (“Independent”) Director is assessed by the other members of the Board and is generally based upon the degree and quality of his/her participation in Board activities. Directors receive an annual cash retainer and an annual stock option. For the year ended April 30, 2010 each director was awarded 6,500 options to purchase common stock. A summary of the compensation for each Independent Director is included on the following table.

	Based Upon	Annual Maximum	How Paid
Annual Cash Retainer (1)	Board participation	$25,000 in cash	$6,250 per quarter

Annual Stock Option Grant (2)	Board determination of award to be made pursuant to the 2001 Stock Option Plan	Up to 10,000 shares of common stock	An option to purchase Unify common stock at FMV at the date of grant with a one year vesting period

(1)
Unify pays non-employee directors an annual cash retainer fee of $25,000 which is paid in four quarterly payments of $6,250 each. Payments are to be made in the middle of each fiscal quarter. Directors also receive compensation for their participation or chairing of committees. These payments are paid in four quarterly payments are to be made in the middle of each fiscal quarter. The Chairman of the Board, Chairman of the Audit Committee and Chairman of the M&A Committee are paid $10,000 annually. The Chairman of the Compensation Committee is paid an annual fee of $5,000. An annual fee of $2,000 is paid for participation in the Compensation Committee and an annual fee of $3,000 is paid for participation on the Audit Committee.

(2)
Directors can receive an annual stock option grant of up to 10,000 shares of Unify common stock. Eligibility is determined by the Board and is based on several factors from the prior fiscal year, including the financial performance of the Company, the Director’s personal contribution to the Company and any other relevant factors or events. The stock option grant, if any, is made in May of each year and the exercise price shall be equivalent to the fair market value of the stock at the time of the option grant. Any such option grant will vest monthly over a period of twelve (12) months.

     The following table details the Company’s committee structure and committee membership information.

Mergers &
	Audit	Compensation	Nominating	Acquisitions
Name of Director (1)	Committee	Committee	Committee	Committee
Todd E. Wille				Member
Timothy P. Bacci				Member
Robert M. Bozeman				Chairperson
Richard M. Brooks	Chairperson		Member
Tery R. Larrew	Member	Chairperson	Member
Robert J. Majteles		Member	Member
Steven D. Whiteman	Member	Member	Chairperson

____________________

(1)	With the exception of Mr. Wille, the company’s CEO, all other Board members are non-employees.

(2)	The Disclosure Committee is chaired by the Company’s CFO, Steven D. Bonham.

     The following table sets forth certain information with respect to our non-employee director compensation during the fiscal year ended April 30, 2010.

Director Compensation Table

	Fees Earned or	Stock	Option
	Paid in Cash	Awards	Awards		Total
Name	($)	($)	($)		($)
Timothy P. Bacci	12,500		14,778	(1)	27,278
Robert M. Bozeman	35,000		10,037	(2)	45,037
Richard M. Brooks	35,000		10,037	(2)	45,037
Tery R. Larrew	33,000		10,037	(2)	43,037
Robert J. Majteles	27,000		10,037	(2)	37,037
Steven D. Whiteman	40,000		10,037	(2)	50,037
____________________

(1)
Represents the grant date fair market value of options to purchase 8,000 shares of common stock on August 20, 2009 with an exercise price of $3.46 per share calculated in accordance with FASB Accounting Standards Codification Topic 718 - Stock Compensation.

(2)
Represents the grant date fair market value of options to purchase 6,500 shares of common stock on May 5, 2009 with an exercise price of $2.60 per share calculated in accordance with FASB Accounting Standards Codification Topic 718 - Stock Compensation.

Director Restricted Stock Plan

     In fiscal 2003, the Board adopted, without a need for shareholder approval, the 2002 Director Restricted Stock Plan (the “Director Restricted Stock Plan”) as part of a program to provide compensation we felt was necessary to attract, retain and reward members of our Board of Directors who were willing to provide the time and energy that we believe is required to meet our business goals. At the end of fiscal 2007, the Board changed the Director Compensation such that there is no longer a stock award component. Since the sole purpose of the Director Restricted Stock Plan was to provide stock awards to the Directors, this plan is no longer used. Consequently, there were no shares awarded in the fiscal 2010 under the Director Restricted Stock Plan and there is a balance of 3,862 shares available at April 30, 2010.

Indemnification of Officer and Directors

     Unify’s Restated Certificate of Incorporation (the “Certificate”) limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) any transactions from which the director derived an improper personal benefit. Our bylaws call for us to indemnify our directors, executive officers, and trustees to the fullest extent permitted by law. We believe that such indemnification covers negligence and gross negligence. Our bylaws also permit us to secure insurance on behalf of any executive officer, director, employee or other agent for any liability arising out of his or her actions in such capacity (subject to certain exclusions), regardless of whether the bylaws permit indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Amounts Due from Officers, Directors and Principal Stockholders. Except for advances of reimbursable expenses, we have made no other loans to executive officers, directors, stockholders or other affiliates. Any such loan must be approved by a majority of those Board members who are independent of and have no interest in the transaction.

     Upon consummation of Unify’s 2004 equity financing, the investors affiliated with Special Situations Funds (“SSF”) exercised their right to designate a director nominee and designated Robert J. Majteles to serve as a member of our Board of Directors. Mr. Majteles joined the Board of Directors in 2004. Mr. Majteles is the founder of Treehouse Capital, LLC (“Treehouse”), an investment firm. SSF has entered into an agreement with Mr. Majteles and Treehouse pursuant to which Treehouse, through Mr. Majteles, provides certain management and financial advisory services for SSF on request. If Mr. Majteles’ services are requested by SSF with respect to a particular portfolio investment, Treehouse is entitled to ten percent of SSF’s net gain (as defined) or net loss (as defined) on the investment during the term of the agreement, offset by certain fees that may be paid by the portfolio company to Treehouse or Mr. Majteles directly. Under the agreement, Mr. Majteles is required to act independently of SSF in discharging his fiduciary duties to stockholders of any company for which he serves as a member of the board of directors and also is obligated not to disclose to the funds or use for his own benefit any confidential information he obtains in connection with his service for a particular portfolio company. Mr. Majteles does not have or share voting or dispositive power over any securities held by SSF. Mr. Majteles has agreed to serve as a member of Unify’s Board of Directors pursuant to this agreement.

     In connection with the acquisition of Daegis, on June 29, 2010, Mr. Jensen was issued a convertible subordinated note as partial consideration for his Daegis shares. Pursuant to its terms, this note was converted by Unify on September 1, 2010 into 749,857 shares of Unify common stock. In addition, upon the expiration of the 18 month indemnity set-off period, Mr. Jensen may be entitled to up to an additional 178,410 shares of Unify common stock currently held by an escrow agent.

Director Independence. Six of our seven directors are independent under the rules of the NASDAQ Marketplace. Only our CEO, Mr. Wille, is not considered independent under such rules.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who beneficially own more than ten percent (10%) of Unify’s common stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (“Commission”). Such persons are required by Commission regulations to furnish us with copies of all Section 16(a) reports filed by them.

     Based solely upon our review of such reports furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than ten percent (10%) stockholders for the fiscal year ended April 30, 2010, were met.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of June 30, 2010 with respect to the beneficial ownership of our common stock by: (i) each member of our Board of Directors; (ii) each of our named executives; (iii) all of our directors and executive officers as a group; and (iv) each stockholder who is known to us to own beneficially more than 5% of our outstanding common stock. The following beneficial ownership table assumes full conversion of the convertible term notes resulting from the debt financing in conjunction with the merger of Daegis.

	Shares Owned (1)
	Number of	Percentage of
Name of Beneficial Owner	Shares	Class
Directors
Steven D. Whiteman (2)	59,648	*
Tery R. Larrew (3)	60,498	*
Richard M. Brooks (4)	24,700	*
Robert J. Majteles (5)	22,011	*
Robert M. Bozeman (6)	17,444	*
Timothy P. Bacci (7)(18)	879,137	6.95%

Executive Officers
Todd E. Wille (8)	351,118	2.72%
Steven D. Bonham (9)	87,305	*
Kurt A. Jensen (10)	1,996,605	14.72%
Mark T . Bygraves (11)	79,217	*
Frank Verardi (12)	76,826	*
Duane V. George (13)	75,547	*
All Directors and Executive Officers as a group (12 persons) (14)	3,730,056	26.24%

5% Stockholders
AWM Investment Company, Inc. (15)	2,437,809	18.62%
c/o Special Situations Funds
153 East 53rd St., 55th Floor
New York, NY 10022-4611

Don R. Carmignani (16)	1,268,160	9.59%
1420 Rocky Ridge Road
Roseville, CA 95661

Jurika Family Trust (17)	981,556	7.76%
42 Glen Alpine Rd.
Piedmont, CA 94611

BlueLine Partners, LLC (18)	870,084	6.88%
402 Railroad Avenue, Suite 201
Danville, CA 94526

____________________

*	Less than 1%

(1)	Number of shares beneficially owned and the percentage of shares beneficially owned are based on 12,644,327 shares of the Company’s common stock outstanding as of June 30, 2010. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable, or will become exercisable within 60 days of June 30, 2010, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the individuals in the table may be contacted in care of Unify Corporation, 1420 Rocky Ridge Drive, Suite 380, Roseville, CA 95661.

(2)	Includes 35,000 shares subject to options held by Mr. Whiteman exercisable within 60 days of June 30, 2010.

(3)	Includes 28,000 shares subject to options held by Mr. Larrew exercisable within 60 days of June 30, 2010.

(4)	Includes 21,000 shares subject to options held by Mr. Brooks exercisable within 60 days of June 30, 2010.

(5)	Includes16,000 shares subject to options held by Mr. Majteles exercisable within 60 days of June 30, 2010.

(6)	Includes 17,444 shares subject to options held by Mr. Bozeman exercisable within 60 days of June 30, 2010.

(7)	Includes 5,166 shares subject to options held by Mr. Bacci exercisable within 60 days of June 30, 2010. Mr. Bacci also indirectly owns 870,084 as a managing director of BlueLine Capital, LLC. See note (18) below.

(8)	Includes 253,139 shares subject to options held by Mr. Wille exercisable within 60 days of June 30, 2010.

(9)	Includes 79,305 shares subject to options held by Mr. Bonham exercisable within 60 days of June 30, 2010.

(10)	Kurt A. Jensen, the Company’s Chief Operating Officer, beneficially owns the shares held by The Jensen Revocable Trust Dated January 25, 2007 (the “Jensen Trust”). The Jensen Trust, Mr. Jensen, and Carolyn L. Jensen share sole voting and investment power over 1,819,129 shares of common stock. The Jensen Trust, Mr. Jensen, and Ms. Jensen share sole investment power over 1,996,605 shares of common stock. Kurt A. Jensen, as Shareholder Representative, has sole voting power over 342,857.

(11)	Includes 79,217 shares subject to options held by Mr. Bygraves exercisable within 60 days of June 30, 2010.

(12)	Includes 45,437 shares subject to options held by Mr. Verardi exercisable within 60 days of June 30, 2010.

(13)	Includes 73,204 shares subject to options held by Mr. George exercisable within 60 days of June 30, 2010.

(14)	Includes 652,912 shares subject to options and exercisable within 60 days of June 30, 2010.

(15)	AWM Investment Company, Inc. is a hedge fund management firm based in New York. The firm is owned by David Greenhouse and Austin Marxe. They manage the Special Situations Fund III, L.P., Special Situations Cayman Fund L.P., Special Situations Private Equity Fund, L.P., and Special Situations Tech. Fund, L.P.

(16)	Donald R. Carmignani is a private investor and has sole voting and investment power over 1,155,434 shares of common stock and sole investment power over an additional 112,725 being held in escrow over which the Shareholder Representative has sole voting power.

(17)	Consists of: (i) 971,805 shares of common stock held by Jurika Family Trust U/A 3/17/1989, (ii) 9,699 shares of common stock held by William K. Jurika IRA, and (iii) 52 shares held by Michelle Jurika IRA. William K. Jurika is a private investor and has sole voting and dispositive power over all the foregoing shares.

(18)	BlueLine Capital, LLC is the investment manager for a variety of private investment funds and is based in California. Timothy Bacci and Scott Shuda are the Managing Directors of BlueLine Partners, LLC and they manage BlueLine Capital Partners, L.P., BlueLine Capital Partners II, L.P., BlueLine Capital Partners III, L.P., BlueLine Capital Partners L.L.C., and BlueLine Capital Partners II, L.L.C. Mr. Bacci also directly owns 9,053 shares. See note (7) above.

SELLING STOCKHOLDERS

      In connection with the merger of our wholly-owned subsidiary with and into Strategic Office Solutions, Inc., we entered into a Registration Rights Agreement with the former shareholders of Strategic Office Solutions and Hercules Technology II, L.P., pursuant to which we agreed to use our reasonable commercial efforts to cause the registration statement to be declared effective and to maintain its effectiveness until the earlier of (a) the date on which all of the shares covered by such Registration Statement shall have been sold to the public, or (b) the date on which the shares (in the opinion of counsel to the Company evidenced by a written opinion issued to the holders in form reasonably acceptable to the holders) may be immediately sold without restriction (including, without limitation, as to volume restrictions) by each holder thereof without registration under the Securities Act of 1933, as amended.

     The Registration Rights Agreement is incorporated by reference in this prospectus. Please refer to “Where You Can Find More Information” below for directions on obtaining those documents.

     The registration of the resale of these shares of common stock does not necessarily mean that the Selling Stockholders will sell all or any of the shares of common stock registered by the registration statement of which this prospectus forms a part. The Selling Stockholders may offer and sell all or any portion of the shares of common stock covered by this prospectus and any applicable prospectus supplement from time to time but is under no obligation to offer or sell any such shares. Because the Selling Stockholder may sell, transfer or otherwise dispose of all, some or none of the shares of common stock covered by this prospectus, we cannot determine the number of such shares of common stock that will be sold, transferred or otherwise disposed of by the Selling Stockholders or the amount or percentage of shares of common stock that will be held by the Selling Stockholders upon termination of any particular offering.

     The information set forth in the following table is based upon information provided by each Selling Stockholder and assumes that all shares registered hereunder are sold in the offering. According to the information provided by the Selling Stockholders, none of the Selling Stockholders or any of their affiliates are broker-dealers.

	Common Stock		Common	Common Stock Beneficially
	Beneficially Owned		Stock	Owned after the Offering (1)
	Prior to the		Offered in	Number	Percent of
Name	Offering		this Offering	Of Shares	Class
The Jensen Revocable Trust Dated January 25, 2007 (2)	2,007,913	(3)(4)	2,007,913	0	*
Donald R. Carmignani	1,275,344	(3)(5)	1,275,344	0	*
Judson Holt	322,057	(3)(6)	322,057	0	*
Matthew McCormack	128,823	(3)(7)	128,823	0	*
Suzi Schultz	128,823	(3)(8)	128,823	0	*
Douglas Stewart	8,017	(3)(9)	8,017	0	*
Joseph Rodrigues	4,009	(3)(10)	4,009	0	*
Kevin Savage	4,009	(3)(11)	4,009	0	*
Hercules Technology II, L.P. (11)	718,860	(12)(13)	718,860	0	*
Special Situations Fund III QP, L.P. (14)	1,010,892	(15)(16)	899,085	111,807	*
Special Situations Cayman Fund, L.P. (14)	338,781	(15)(17)	300,533	38,248	*
Special Situations Private Equity Fund, L.P. (14)	541,320	(15)(18)	490,669	50,651	*
Special Situations Technology Fund, L.P. (14)	92,351	(15)(19)	83,828	8,523	*
Special Situations Technology Fund II, L.P. (14)	454.465	(15)(20)	410,897	43,568	*
BlueLine Capital Partners III, L.P. (21)	870,084	(22)	27,000	843,084	5.8%
Jurika Family Trust U/A, 3/17/1989	981,556	(22)	27,000	954,556	6.6%

____________________

*	Less than 1%

	(1)	The number of shares beneficially owned and the percentage of shares beneficially owned are based on 14,437,607 shares of the Company’s common stock outstanding as of September 21, 2010. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable, or will become exercisable within 60 days of September 21, 2010, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the individuals in the table may be contacted in care of Unify Corporation, 1420 Rocky Ridge Drive, Suite 380, Roseville, California 95661.

	(2)	The shares held by The Jensen Revocable Trust are also beneficially owned by Kurt A. Jensen, the Company’s Chief Operating Officer, and Carolyn L. Jensen, co-settlors, co-trustees, and co-beneficiaries of The Jensen Revocable Trust.

	(3)	These shares were acquired on June 29, 2010 in connection with Unify’s acquisition of Strategic Office Solutions, Inc. (“Daegis”), for approximately $37.5 million. Payment was made in the form of $24.0 million in cash, $7.3 million in shares of Company common stock, and $6.2 million in convertible notes, pursuant to the Agreement and Plan of Merger by and among Unify, a wholly-owned subsidiary of Unify, Daegis, and the shareholders of Daegis (the “Merger Agreement”). The Company issued 2,085,714 shares of Unify common stock to the former owners of Daegis at $3.50 per share for a total of $7.3 million. The notes consisted of $5.0 million in convertible notes and a $1.2 million escrow note and were converted, pursuant to their terms, on September 1, 2010 into 1,793,281 additional shares of Unify common stock. The 344,667 shares of Unify common stock issued upon conversion of the indemnity note are subject to offset for certain indemnity claims for 18 months after the date of closing.

	(4)	The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen share sole voting and investment power over 1,829,503 shares of common stock. The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen share sole investment power over 2,007,913 shares of common stock. Kurt A. Jensen, as Shareholder Representative, has sole voting power over 344,667 shares of common stock being held in escrow.

	(5)	Donald R. Carmignani has sole voting and investment power over 1,162,024 shares of common stock and sole investment power over 113,320 shares of common stock being held in escrow, but Kurt A. Jensen, as Shareholder Representative, has sole voting power over these shares.

	(6)	Judson Holt has sole voting and investment power over 293,441 shares of common stock and sole investment power over 28,616 shares of common stock being held in escrow, but Kurt A. Jensen, as Shareholder Representative, has sole voting power over these shares.

	(7)	Matthew McCormack has sole voting and investment power over 117,376 shares of common stock and sole investment power over 11,447 shares of common stock being held in escrow, but Kurt A. Jensen, as Shareholder Representative, has sole voting power over these shares.

(8)	Suzi Schultz has sole voting and investment power over 117,376 shares of common stock and sole investment power over 11,447 shares of common stock being held in escrow, but Kurt A. Jensen, as Shareholder Representative, has sole voting power over these shares.

(9)	Douglas Stewart has sole voting and investment power over 7,304 shares of common stock and sole investment power over 713 shares of common stock being held in escrow, but Kurt A. Jensen, as Shareholder Representative, has sole voting power over these shares.

(10)	Joseph Rodrigues has sole voting and investment power over 3,652 shares of common stock and sole investment power over 357 shares of common stock being held in escrow, but Kurt A. Jensen, as Shareholder Representative, has sole voting power over these shares.

(11)	Kevin Savage has sole voting and investment power over 3,652 shares of common stock and sole investment power over 357 shares of common stock being held in escrow, but Kurt A. Jensen, as Shareholder Representative, has sole voting power over these shares.

(12)	Manuel A. Henriquez, as Chairman and CEO, David M. Lund, as Chief Financial Officer, and H. Scott Harvey, as Chief Legal Officer, of Hercules Technology II, L.P. share voting and investment control over theses shares.

(13)	These shares are issuable upon the exercise of the Hercules Warrant, which may be exercisable any time beginning on the twenty-first following the distribution by the Company of the Information Statement on Schedule 14C of the Securities Exchange Act of 1934 with respect to the action by written consent of the stockholders on June 25, 2010 authorizing the issuance of our common stock issuable upon conversion of the Subordinated Notes and the exercise of the Hercules Warrant at a price of $3.30 per share. The Hercules Warrant was issued on June 29, 2010 pursuant to a Revolving Credit and Term Loan Agreement with Hercules Technology (the “Hercules Loan Agreement”) dated June 29, 2010. The Hercules Loan Agreement consists of a term note and a revolving credit note. The term note is for $24.0 million, payable over five years with escalating principal payments of 5%, 10%, 15%, 20% and 50% annually. The Company incurs interest at the prevailing LIBOR rate plus 8.25% per annum with a minimum rate of 10.25% (10.25% at the date of closing) plus 2% interest to be paid in kind. Under the terms of the revolving credit facility the Company may borrow up to $6.0 million, subject to certain borrowing base limits related to eligible accounts receivable. The Company incurs interest expense on funds borrowed at the prevailing LIBOR rate plus 7.25% per annum with a minimum rate of 9.25% (9.25% at the date of closing). A portion of the proceeds from the Hercules Loan Agreement were used to pay the remaining balance of the ComVest term loan and revolving loan in full.

(14)	MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(15)
Certain of these shares were issued on April 24, 2009, pursuant to an agreement between Unify and Special Situations Funds to issue warrants to purchase up to 190,182 shares of Unify’s common stock, in exchange for Special Situations Funds’ agreement to exercise certain previously issued warrants for cash (the “April 2009 Warrants”). The April 2009 Warrants have an exercise price of $2.75 per share. Under certain circumstances, where the closing bid price of a share of common stock equals or exceeds $5.50, appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of common stock, for 20 consecutive trading days commencing after the registration statement covering the warrants shares has been declared effective, Unify, upon 20 days’ prior written notice to the warrant holders within one business day immediately following the end of such 20 day trading period, may call the warrants for 25% of the shares of the common stock initially purchasable pursuant to the warrants at a redemption price equal to $0.01 per share of common stock then purchasable pursuant to the warrants. If the call conditions are met again during the 30 day period immediately after consummation of a previous call, Unify may once again call the warrants for an additional increment of 25% of the shares of common stock initially purchasable pursuant to the warrants or such less amount as shall then remain purchasable and in the same manner and subject to the same notice requirements as the initial call, until all of the shares have been called.

(16)	Consists of 829,087 shares of common stock and 181,805 shares issuable on the exercise of warrants including 74,605 shares issuable upon the exercise of the April 2009 Warrants.

(17)	Consists of 276,890 shares of common stock and 61,891 shares issuable on the exercise of warrants including 27,051 shares issuable upon the exercise of the April 2009 Warrants.

(18)	Consists of 440,775 shares of common stock and 100,545 shares issuable on the exercise of warrants including 44,265 shares issuable upon the exercise of the April 2009 Warrants.

(19)	Consists of 74,253 shares of common stock and 18,098 shares issuable on the exercise of warrants including 7,378 shares issuable upon the exercise of the April 2009 Warrants.

(20)	Consists of 369,342 shares of common stock and 85,123 shares issuable on the exercise of warrants including 36,883 shares issuable upon the exercise of the April 2009 Warrants.

(21)	BlueLine Capital Partners III, L.P. owns directly 100,074 shares of Unify common stock. BlueLine Partners II, LLC is the sole general partner of BlueLine Capital Partners III, LP. An affiliated company, BlueLine Partners, LLC, is the sole general partner of BlueLine Capital Partners L.P. (which owns directly 507,476 shares of Unify common stock) and BlueLine Capital Partners II, L.P. (which owns directly 126,142 shares of Unify common stock). BlueLine Partners LLC is the sole general partner of each of BlueLine Capital Partners, L.P. and BlueLine Capital Partners II, L.P. Timothy Bacci and Scott Shuda are managing directors of BlueLine Partners, LLC. Mr. Bacci was appointed to Unify’s Board of Directors on August 20, 2009.

(22)
These shares were acquired on June 30, 2009 pursuant to the Agreement and Plan of Merger (the “AXS-One Merger Agreement”) dated April 16, 2009 by and among Unify, a wholly-owned subsidiary of Unify, and AXS-One Inc. Pursuant to the AXS-One Merger Agreement, each outstanding share of AXS-One’s common stock was converted automatically into the right to receive 0.019442 shares of common stock of Unify (“Unify Common Stock”), plus cash in lieu of any fractional shares of Unify Common Stock that would have existed after taking into account all shares of Unify Common Stock to be held by the holder. In addition, each warrant to purchase AXS-One Common Stock (each, a “Company Warrant”) was assumed by Unify and each such assumed Company Warrant was converted into a warrant in substantially the same form as the corresponding Company Warrant to purchase 0.019442 shares of Unify Common Stock per share of AXS-One Common Stock subject to such Company Warrant at an exercise price per share of Unify Common Stock of $0.01. Each option to purchase shares of AXS-One Common Stock (each, a “Company Option”) outstanding was cancelled in exchange for the right to receive an amount, if any, in cash equal to the Change in Control Price (as defined in the AXS-One Merger Agreement) less the exercise price of such Company Option. Existing AXS-One convertible notes (the “Old Notes”) were exchanged for 2,100,000 shares of Unify Common Stock, plus or minus the number of shares of Unify Common Stock equal to (i) the “Adjusted Working Capital,” divided by (ii) five (5) (as such number may be appropriately adjusted to reflect stock splits, stock dividends and reverse stock splits of Unify). “Adjusted Working Capital” is defined as the current assets of the Company as of June 30, 2009 less the current liabilities of the Company as of June 30, 2009, subject to certain adjustments provided in the Merger Agreement. The holders of Old Notes shall also be eligible to receive additional shares of Unify Common Stock based on the performance of the Company’s net license revenue for the period commencing on June 30, 2009 and ending on July 31, 2010.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following summary is not complete. You should refer to the applicable provisions of our Certificate of Incorporation, as amended, and our Bylaws, as amended, copies of which are on file with the Securities and Exchange Commission ("Commission") as exhibits to our previous Commission filings. Please refer to "Where You Can Find More Information" below for directions on obtaining these documents.

Authorized Capital

     As of September 21, 2010, the authorized capital stock of Unify consists of 40,000,000 shares of common stock, $0.001 par value, and 7,931,370 shares of preferred stock, $0.001 par value.

Common Stock

     As of September 21, 2010, there were 12,644,327 shares of our common stock outstanding. Our common stock is traded on the NASDAQ Stock Market (the “NASDAQ”). The high and low sales prices for Unify’s common stock for each full quarterly period within the two most recent fiscal years is as follows:

	High	Low
Fiscal 2010
Fourth Quarter	$3.72	$2.95
Third Quarter	3.38	2.64
Second Quarter	3.60	2.50
First Quarter	3.90	2.40

Fiscal 2009
Fourth Quarter	$2.93	$1.24
Third Quarter	3.26	2.00
Second Quarter	5.50	2.59
First Quarter	6.40	3.70

Common Stockholders of Record

     As of September 20, 2010, there were approximately 870 stockholders of record of the Company’s common stock, as shown in the records of our transfer agent, excluding stockholders whose stock was held in nominee or street name by brokers.

Dividends

     We have never paid dividends on our common stock and our present policy is to retain anticipated future earnings for use in our business.

Equity Compensation Plan Information

     Unify maintains a compensation plan that provides for the issuance of its Common Stock to officers, directors, other employees or consultants. This plan is known as the 2001 Stock Option Plan (the “Option Plan”) and it was approved by the stockholders. The 1991 Stock Option Plan, which had a ten-year life, has expired and has therefore ceased to be available for new grants. In fiscal 2003, the Board adopted, without a need for shareholder approval, the 2002 Director Restricted Stock Plan (the “Director Restricted Stock Plan”) as part of a program to provide compensation we felt was necessary to attract, retain and reward members of our Board of Directors who were willing to provide the time and energy that we believe is required to meet our business goals. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of April 30, 2010:

Number of
shares
remaining
available
for future
	Number of		issuance
	shares to be	Weighted-	under equity
	issued upon	average	compensation
	exercise of	exercise price of	plans
	outstanding	outstanding	[excluding
	options,	options,	shares
	warrants and	warrants and	reflected in
	rights	rights	column (a)]
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by stockholders (1)	1,636,848	$3.42	509,965
Equity compensation plans not approved by stockholders:
Director Restricted Stock Plan (2)	96,138	$2.45	3,862
Non-Plan Options (3)	330,400	$2.94	0
____________________

(1)	Comprised entirely of shares reserved for future issuance under the Option Plan.

(2)	There are 100,000 shares authorized under the Director Restricted Stock Plan, of which 96,138 shares were awarded and were outstanding on April 30, 2010. As of April 30, 2010 there were 3,862 shares available for future awards.

(3)	In fiscal 2003, the Board authorized the issuance of non-plan stock options for individual senior level executive recruitment.

Material Features of Director Restricted Stock Plan

     On May 1, 2002 the Board approved the Director Restricted Stock Plan as part of a compensation program designed to attract and retain independent members for our board of directors. The maximum aggregate number of shares of common stock that may be issued under the Director Restricted Stock Plan is 100,000. In fiscal 2010, there were no shares awarded under this plan. As of April 30, 2010 there is a balance of 3,862 shares reserved for future awards under this plan. The Company does not intend to issue any of the remaining shares and intends to terminate this plan.

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to limitations contained in the General Corporation Law of the State of Delaware, our board of directors may declare and pay dividends upon the shares of our capital stock, which dividends may be paid either in cash, Unify securities or other property. In the event of a liquidation, dissolution or winding up of Unify, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of our preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

     As of September 21, 2010, 7,931,370 shares of preferred stock were authorized, and no shares were outstanding. Our board of directors has the authority to issue the shares of preferred stock in one or more series. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. Although it presently has no intention to do so, our board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of Unify.

PLAN OF DISTRIBUTION

     The Selling Stockholders, which as used herein includes donees, pledges, transferees or other successors-in-interest selling shares of our common stock or interests in shares of our common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may from time to time, sell, transfer or otherwise dispose of any or all of their shares of our common stock or interests in shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices.

     The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent, buy may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales after the date the registration statement of which this prospectus is apart is declared effective by the Commission;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted under applicable law.
     The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgee or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(30 or other applicable provision of the Securities Act of 1933 (the “Securities Act”) amending the list of selling stockholders to include the pledgee, transferee, or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders may also transfer the shares of our common stock in other circumstances, in which case the transferee, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out short positions entered into after the date the registration statement of which this prospectus is a part is declared effective by the Commission, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The aggregate proceeds to the Selling Stockholders from the sale of our common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

     The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of our common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states our common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the Selling Stockholders and their affiliates and underwriters against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus; provided however that we will not be required to indemnify any Selling Stockholder to the extent that any loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished to us in writing specifically for use in this prospectus and in the registration statement. Likewise, each Selling Stockholder has agreed, severally but not jointly, to indemnify and hold harmless, to the extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company against any losses, claims, damages, liabilities, and expenses resulting from any untrue statement of a material fact or any omission of a material fact made in this prospectus or any violation by such selling stockholder of any rule or regulation promulgated under the Securities Act applicable to such selling stockholder and relating to action or inaction required of such selling stockholder in connection with the distribution of securities offered in this prospectus. No selling stockholder, however, will be liable to the Company for amounts in excess of the net proceeds received from the sale of such selling stockholder’s shares pursuant to this prospectus.

     We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (a) the date on which all of the shares covered by such registration statement shall have been sold to the public, or (b) the date on which the shares (in the opinion of our counsel evidenced by a written opinion issued to the Selling Stockholders in form reasonably acceptable to them) may be immediately sold without restriction (including, without limitation, as to volume restrictions) by each Selling Stockholder thereof without registration under the Securities Act.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares may be limited in its ability to engage in market activities with respect to such shares. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchase and sales of any of the shares by the Selling Stockholders. This may affect the marketability of the shares.

LEGAL MATTERS

     The validity of the securities to be sold pursuant to this prospectus will be passed upon by K&L Gates LLP, counsel to the Company.

EXPERTS

     The audited consolidated financial statements of Unify Corporation as of April 30, 2010 and 2009 and for each of the three years in the period ended April 30, 2010, included in this prospectus, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

     The audited financial statements of Strategic Office Solutions, Inc., dba Daegis, as of December 31, 2009 and 2008 and for the years then ended, included in this prospectus, have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Commission under the Securities Act a registration statement on Form S-1. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.

     Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

     We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy the registration statement and any other document we file at the Commission’s public reference room located at 100 F Street, NE, Washington, D.C. 20549.

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Commission at 1-800-SEC-0330. We file information electronically with the Commission. Our Commission filings are available from the Commission’s Internet site at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

FINANCIAL STATEMENTS

We have included the following sets of financial statements in this registration statement:
  our audited consolidated financial statements for the years ended April 30, 2010, 2009 and 2008;

  our unaudited condensed consolidated balance sheet as of July 31, 2010 and April 30, 2010;

  our unaudited condensed consolidated statements of operations and cash flows for the three months ended July 31, 2010 and 2009;

  the audited financial statements of Strategic Office Solutions, Inc. (“Daegis”) for the years ended December 31, 2009 and December 31, 2008, the company which we acquired pursuant to a merger that closed on June 29, 2010;

  the unaudited condensed balance sheets for the periods ended March 31, 2010 and December 31, 2009; and

   the unaudited statements of income and cash flows for the periods ended March 31, 2010 and 2009.
FINANCIAL STATEMENTS INDEX

UNIFY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
Page
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of April 30, 2010 and 2009	F-3
Consolidated Statements of Operations for the years ended April 30, 2010, 2009 and 2008	F-4
Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the
years ended April 30, 2010, 2009 and 2008	F-5
Consolidated Statements of Cash Flows for the years ended April 30, 2010, 2009 and 2008	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of July 31, 2010 and April 30, 2010	F-31
Unaudited Condensed Consolidated Statements of Operations for the
three months ended July 31, 2010 and 2009	F-32
Unaudited Condensed Consolidated Statements of Cash Flows for the
three months ended July 31, 2010 and 2009	F-33
Notes to Unaudited Condensed Consolidated Financial Statements	F-34

STRATEGIC OFFICE SOLUTIONS, INC.

Report of Independent Registered Public Accountants

Board of Directors and Shareholders
Unify Corporation

We have audited the accompanying consolidated balance sheets of Unify Corporation (a Delaware corporation) and subsidiaries (collectively, the “Company”) as of April 30, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended April 30, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unify Corporation and subsidiaries as of April 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Reno, Nevada
July 12, 2010

CONSOLIDATED FINANCIAL STATEMENTS

UNIFY CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	April 30,	April 30,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$3,055	$6,147
Accounts receivable, net of allowances of $262 in 2010, and $183 in 2009	6,194	4,501
Prepaid expenses and other current assets	493	717
Total current assets	9,742	11,365

Property and equipment, net	350	472
Goodwill	15,835	6,425
Intangibles, net	8,613	2,720
Other assets, net of allowances of $82 in 2010, and $80 in 2009	228	99
Total assets	$34,768	$21,081

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$380	$685
Current portion of long term debt	1,397	1,663
Accrued compensation and related expenses	1,308	1,178
Other accrued liabilities	2,349	905
Deferred revenue	9,733	5,617
Total current liabilities	15,167	10,048

Long term debt, net of current portion	12	837
Deferred tax liabilities, net	557	541
Other long term liabilities	636	352

Commitments and contingencies	—	—

Stockholders’ equity:
Preferred stock, $0.001 par value; 7,931,370 shares authorized; no shares	—	—
issued or outstanding
Common stock, $0.001 par value; 40,000,000 shares authorized, 10,476,633	10	7
and 7,496,705 shares outstanding in 2010 and 2009
Additional paid-in capital	80,312	69,941
Accumulated other comprehensive income (loss)	383	(113)
Accumulated deficit	(62,309)	(60,532)
Total stockholders’ equity	18,396	9,303
Total liabilities and stockholders’ equity	$34,768	$21,081

See accompanying notes.

Unify Corporation
Consolidated Statements of Operations
(In thousands, except per share data)

	Years Ended April 30,
	2010	2009	2008
Revenues:
Software licenses	$7,379	$6,436	$8,489
Services	15,816	11,688	11,027
Migration solutions	5,397	2,468	309
Total revenues	28,592	20,592	19,825

Cost of Revenues:
Software licenses	346	244	226
Services	3,202	1,019	1,245
Migration solutions	2,537	1,041	129
Total cost of revenues	6,085	2,304	1,600
Gross profit	22,507	18,288	18,225

Operating Expenses:
Product development	6,470	2,907	3,498
Selling, general and administrative	17,664	12,494	12,002
Total operating expenses	24,134	15,401	15,500
Income (loss) from operations	(1,627)	2,887	2,725
Interest expense	(267)	(194)	(900)
Other income (expense), net	(14)	(124)	130
Income (loss) before income taxes	(1,908)	2,569	1,955
Provision (benefit) for income taxes	(131)	179	324
Net income (loss)	$(1,777)	$2,390	$1,631

Net income (loss) per share:
Basic	$(0.18)	$0.34	$0.25
Diluted	$(0.18)	$0.32	$0.23

Shares used in computing net income (loss) per share:
Basic	9,691	6,991	6,423
Diluted	9,691	7,582	7,105

See accompanying notes.

UNIFY CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDER S ’ EQUITY
(In thousands , except share data )

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income (loss)	Deficit	Equity
Balances at April 30, 2007	6,029,201	$6	$64,973	$45	$(64,555)	$469
Components of comprehensive income:
Net income	—	—	—	—	1,631	1,631
Translation adjustments	—	—	—	74	2	76
Total comprehensive income						1,707
Issuance of common stock	41,108	—	183	—	—	183
Exercise of stock options	13,390	—	23	—	—	23
Conversion of warrants and debt to stock	897,050	1	2,826	—	—	2,827
Stock-based compensation	—	—	210	—	—	210
Balances at April 30, 2008	6,980,749	7	68,215	119	(62,922)	5,419
Components of comprehensive income:
Net income	—	—	—	—	2,390	2,390
Translation adjustments	—	—	—	(232)	—	(232)
Total comprehensive income						2,158
Issuance of common stock	20,000	—	52	—	—	52
Exercise of stock options	500	—	2	—	—	2
Conversion of warrants to stock	475,456	—	1,188	—	—	1,188
Stock-based compensation	—	—	484	—	—	484
Balances at April 30, 2009	7,476,705	7	69,941	(113)	(60,532)	9,303
Components of comprehensive loss:
Net loss	—	—	—	—	(1,777)	(1,777)
Translation adjustments	—	—	—	496	—	496
Total comprehensive loss						(1,281)
Issuance of common stock	2,836,063	3	9,439	—	—	9,442
Exercise of stock options	7,911	—	13	—	—	13
Conversion of warrants and debt to stock	155,954	—	290	—	—	290
Stock-based compensation	—	—	629	—	—	629
Balances at April 30, 2010	10,476,633	$10	$80,312	$383	$(62,309)	$18,396

See accompanying notes.

UNIFY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended April 30,
	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	$(1,777)	$2,390	$1,631
Reconciliation of net income (loss) to net cash provided by (used in)
operating activities:
Depreciation	235	189	172
Gain on disposal of other investments	-	-	(49)
Amortization of intangible assets	2,398	809	770
Fulfillment of support obligations	-	-	(313)
Amortization of discount on notes payable	28	47	199
Stock based compensation expense	629	484	210
Changes in operating assets and liabilities:
Accounts receivable	(1,164)	654	(596)
Prepaid expenses and other current assets	647	(209)	119
Other long term assets	52	74	142
Valuation allowance from acquisition	(220)	-	-
Accounts payable	(1,804)	130	(312)
Accrued compensation and related expenses	(187)	(425)	784
Accrued acquisition costs	(76)	7	(324)
Other accrued liabilities	(2,420)	381	50
Deferred revenue	2,739	(754)	899
Other long term liabilities	(470)	-	-
Net cash provided by (used in) operating activities	(1,390)	3,777	3,382
Cash flows from investing activities:
Acquisition, net of cash acquired	$19	$(542)	$(249)
Purchases of property and equipment	(36)	(190)	(284)
Proceeds from sale of property and equipment	-	-	9
Payments on acquisitions	-	(110)	(317)
Proceeds from sale of other investments	-	-	265
Net cash used in investing activities	(17)	(842)	(576)
Cash flows from financing activities:
Short term borrowings, net	-	-	20
Proceeds from issuance of common stock	13	2	-
Proceeds from exercise of warrants	-	1,188	-
Borrowings on revolving line of credit	350	1,000	1,000
Payments on revolving line of credit	-	(1,000)	(1,000)
Principal payments under debt obligations	(1,940)	(133)	(2,302)
Net cash provided by (used in) financing activities	(1,577)	1,057	(2,282)
Effect of exchange rate changes on cash	(108)	(537)	104
Net increase (decrease) in cash and cash equivalents	(3,092)	3,455	628
Cash and cash equivalents, beginning of year	6,147	2,692	2,064
Cash and cash equivalents, end of year	$3,055	$6,147	$2,692

Supplemental cash flow information:
Cash paid during the year for interest	$112	$81	$610
Cash paid during the year for income taxes	$79	$146	$21
Supplemental non-cash financing activities:
Warrants converted into common stock	$20	$-	$162
Debt converted into common stock	$270	$-	$3,004

See accompanying notes.

UNIFY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Tables in thousands of dollars, except share and per share data, unless otherwise indicated)

Note 1. The Company and Summary of Significant Accounting Policies

The Company

Unify (the “Company”, “we”, “us” or “our”) is a global provider of archiving, application development, data management, and migration software solutions. Our archiving solutions meet an organization’s requirement to archive, discover and preserve electronically stored information for eDiscovery, regulatory compliance, global email access and storage savings. Our software helps companies to maximize value and reduce cost in the development, deployment, management and retention of business applications, data and electronically stored information.

Basis of Presentation

The accompanying consolidated financial statements have been prepared by Unify Corporation pursuant to the rules and regulations of the Securities and Exchange Commission (“Commission”). Such financial statements include our accounts and those of our subsidiaries that we control due to ownership of a controlling interest. Intercompany transactions and balances have been eliminated.

The functional currency of the Company’s foreign subsidiaries is their local currency. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average rates of exchange in effect during the reporting period. Foreign currency transaction gains or losses are included in other income (expense), net. Foreign currency adjustments resulting from the translation process are excluded from net income and recorded in other comprehensive income (loss).

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue recognition and the assessment of the valuation of goodwill and other intangible assets, valuation allowance for deferred taxes and the allowance for doubtful accounts receivable. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less when purchased and are stated at cost. Cash equivalents consist primarily of demand deposits with banks and money market funds.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments. The carrying amounts of long term accounts receivable approximate fair value based on the collection analysis performed and recording of necessary reserves. The fair values of the Company's long term borrowings are estimated based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Such values approximate the carrying value of the borrowings as of fiscal year end.

Concentrations of Credit Risk and Credit Evaluations

Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily with five financial institutions which at times may exceed federal insured levels. The Company licenses its products principally to companies in the United States, Europe, Canada, Latin America, Russia, Japan, Singapore and Australia. For the year ended April 30, 2010, one customer accounted for 14% of consolidated revenues and another accounted for 11% of consolidated revenues. No single customer accounted for 10% or more of consolidated revenue in the year ended April 30, 2009. We had one customer in the year ended April 30, 2008 that accounted for 12% of consolidated revenues. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Allowances are maintained for potential credit losses. International revenues include all our software license and service revenues from customers located outside the United States. International revenues accounted for 50%, 68% and 78% of total revenues in fiscal years 2010, 2009 and 2008, respectively.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is established to ensure trade receivables are not overstated due to uncollectability. Bad-debt reserves are maintained for all customers based on a variety of factors, including the length of time receivables are past due, significant one-time events and historical experience. Additional reserves for individual accounts are recorded when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. Following is a schedule that details activity for the allowance for doubtful accounts and the allowance for long-term accounts and notes receivable.

			Charges
	Balance at	Beginning	(Credits) to		Balance at
	Beginning	Balance From	Operating	Write-offs	End of
	of Year	Acquisition	Expenses	of Accounts	Year
	(In thousands)
Allowance for doubtful accounts receivable:
Year ended April 30, 2008	$193	$-	$15	$(39)	$169
Year ended April 30, 2009	169	-	73	(59)	183
Year ended April 30, 2010	183	50	74	(45)	262

Allowance for long-term accounts
receivable – reflected in other assets:
Year ended April 30, 2008	$213	$-	$23	$(140)	$96
Year ended April 30, 2009	96	-	(14)	(2)	80
Year ended April 30, 2010	80	-	2	-	82

Property and Equipment

Property and equipment are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term.

Capitalized Software

Under the criteria set forth in Financial Accounting Standards Board (“FASB”) guidance on accounting for the costs of computer software to be sold, leased or otherwise marketed, capitalization of software development costs begins upon the establishment of technological feasibility of the product. With respect to the Company’s software development process, technological feasibility is established upon completion of a working model. To date, the Company’s products have been released shortly after reaching technological feasibility. Therefore, development costs incurred after completion of a working model and prior to general release have not been significant. Accordingly, no software development costs have been capitalized by the Company to date.

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may be in excess of fair value or not recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment has been identified during any of the periods presented.

The Company periodically reevaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated useful lives of the long-lived assets. The criteria used for these evaluations include management’s estimate of the asset’s continuing ability to generate income from operations and positive cash flows in future periods.

Goodwill

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized. Goodwill is tested for impairment on an annual basis as of April 30, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented (Note 4).

Intangible Assets

Intangible assets are amortized using the straight-line method over their estimated period of benefit. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No impairments of intangible assets have been identified during any of the periods presented (Note 4).

Revenue Recognition

The Company generates revenue from software license sales and related services, including maintenance and support, and consulting services. Additionally, the Company generates revenue from its migration solutions products. The Company licenses its products to end-user customers, independent software vendors (“ISVs”), international distributors and value-added resellers (“VARs”). The Company’s products are generally sold with a perpetual license. The Company’s contracts with ISVs, VARs and international distributors do not include special considerations such as rights of return, stock rotation, price protection or special acceptance. The Company exercises judgment in connection with the determination of the amount of revenue to be recognized in each accounting period. The nature of each contractual arrangement determines how revenues and related costs are recognized.

For software license arrangements that do not require significant modification or customization of the underlying software, revenue is recognized when the software product or service has been shipped or electronically delivered, the license fees are fixed and determinable, uncertainties regarding customer acceptance are resolved, collectability is probable and persuasive evidence of an arrangement exists.

For fixed price arrangements that require significant modification or customization of software, the Company uses the percentage-of-completion method for revenue recognition. Under the percentage-of-completion method, progress towards completion is measured by labor hours.

The Company considers a signed non-cancelable license agreement, a customer purchase order, a customer purchase requisition, or a sales quotation signed by an authorized purchaser of the customer to be persuasive evidence that an arrangement exists such that revenue can be recognized.

The Company’s customer contracts include multi-element arrangements that include a delivered element (a software license) and undelivered elements (such as maintenance and support and/or consulting). The value allocated to the undelivered elements is unbundled from the delivered element based on vendor-specific objective evidence (VSOE) of the fair value of the maintenance and support and/or consulting, regardless of any separate prices stated within the contract. VSOE of fair value is defined as: (i) the price charged when the same element is sold separately, or (ii) if the element has not yet been sold separately, the price for the element established by management having the relevant authority when it is probable that the price will not change before the introduction of the element into the marketplace. The Company then allocates the remaining balance to the delivered element (a software license) regardless of any separate prices stated within the contract using the residual method as the fair value of all undelivered elements is determinable.

We defer revenue for any undelivered elements, and recognize revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding customer acceptance are resolved, and there are no customer-negotiated refund or return rights affecting the revenue recognized for delivered elements. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

An assessment of the ability of the Company’s customers to pay is another consideration that affects revenue recognition. In some cases, the Company sells to undercapitalized customers. In those circumstances, revenue recognition is deferred until cash is received, the customer has established a history of making timely payments or the customer’s financial condition has improved. Furthermore, once revenue has been recognized, the Company evaluates the related accounts receivable balance at each period end for amounts that we believe may no longer be collectible. This evaluation is largely done based on a review of the financial condition via credit agencies and historical experience with the customer. Any deterioration in credit worthiness of a customer may impact the Company’s evaluation of accounts receivable in any given period.

Revenue from support and maintenance activities, which consist of fees for ongoing support and unspecified product updates, are recognized ratably over the term of the maintenance contract, typically one year, and the associated costs are expensed as incurred. Consulting service arrangements are performed on a “best efforts” basis and may be billed under time-and-materials or fixed price arrangements. Revenues and expenses relating to providing consulting services are generally recognized as the services are performed.

Warranties and Indemnification

The Company offers a limited warranty for product and service sales that generally provide the customer a sixty-day warranty period against defects. To date, the Company has not incurred any material costs as a result of such warranties and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

The Company’s license agreements generally include certain provisions for indemnifying customers against liabilities if its product or services infringe upon a third-party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

Stock-Based Compensation

Compensation expense includes the estimated fair value of equity awards vested during the reported period. Expense for equity awards vested is determined based on the grant date fair value previously calculated for pro forma disclosures. For the fiscal years ended April 30, 2010, 2009, and 2008 equity-based compensation expense was comprised of the following (in thousands):

	April 30, 2010	April 30, 2009	April 30, 2008
Cost of Sales	$17	$14	$4
Product Development	122	75	30
Selling, General and Administrative	490	395	176
Total Equity-Based Compensation	$629	$484	$210

The following table shows remaining unrecognized compensation expense on a pre-tax basis related to all types of nonvested equity awards outstanding as of April 30, 2010. This table does not include an estimate for future grants that may be issued (in thousands).

Fiscal Year Ending April 30,	Amount
2011	$621
2012	519
2013	218
2014	24
Total	$1,382

The cost above is expected to be recognized over a weighted-average period of 1.25 years.

The Company uses the Black-Scholes option pricing model to estimate fair value of equity awards, which requires the input of highly subjective assumptions, including the expected stock price volatility. The Company’s calculations are made using the following weighted average assumptions: expected option life, 12 months following vesting; stock volatility, 92% in fiscal 2010, 90% in fiscal 2009, 104% in fiscal 2008; risk-free interest rates, 1.9% in fiscal 2010, 2.9% in fiscal 2009, 4.2% in fiscal 2008; and no dividends during the expected term. Not all stock options that have been granted will be exercised. Accordingly, the Company’s calculation of equity-based compensation expense includes an adjustment for the estimated number of options that will be forfeited. The Company uses a forfeiture rate of 20%, which is based on historical trends.

Under the 2001 Stock Option Plan (the “2001 Option Plan”), the Company may grant options to purchase up to 2,000,000 shares of common stock to eligible employees, directors, and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-statutory stock options. Options granted under the 2001 Stock Option Plan generally vest over four years, are exercisable to the extent vested, and expire 10 years from the date of grant. Under the 1991 Stock Option Plan (the “1991 Option Plan”) which expired as of March 2001, the Company was able to grant options to eligible employees, directors and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-statutory stock options. Options granted under the 1991 Option Plan generally vest over four years, are exercisable to the extent vested, and expire 10 years from the date of grant.

A summary of the Company’s stock option activity for the fiscal year ended April 30, 2010 is as follows:

		Weighted	Weighted
		Average	average remaining	Aggregate
		Exercise	contractual	intrinsic
	Shares	Price	term (in years)	value (1)
Outstanding at April 30, 2009	1,075,804	$3.93	7.22	$496,992
Granted	705,300	$2.84
Exercised	(7,911)	$1.59
Cancelled/expired	(109,696)	$6.07
Outstanding at April 30, 2010	1,663,497	$3.34	7.12	$1,271,375

____________________

(1)	Aggregate intrinsic value is defined as the difference between the current market value and the exercise price and is estimated using the closing price of the Company’s common stock on the last trading day of the periods ended as of the dates indicated.

The total intrinsic value of awards exercised during the year ended April 30, 2010 and 2009 was $11,996 and $1,975, respectively. The total fair value of awards vested during the year ended April 30, 2010 and 2009 was $722,896 and $561,190, respectively.

A summary of the Company’s nonvested stock option activity for the fiscal year ended April 30, 2010 is as follows:

		Weighted
		Average
		Fair
	Shares	Value
Nonvested at April 30, 2009	460,464	$3.50
Granted	705,300	$1.54
Vested	(282,561)	$2.56
Cancelled/expired	(68,860)	$2.44
Nonvested at April 30, 2010	814,343	$2.18

Income Taxes

Deferred taxes are recorded for the difference between the financial statement and tax basis of the Company’s assets and liabilities and net operating loss carryforwards. A valuation allowance is recorded to reduce deferred tax assets to an amount whose realization is more likely than not. U.S. income taxes are not provided on the undistributed earnings of foreign subsidiaries as they are considered to be permanently reinvested.

Income (loss) Per Share

Earnings per share guidance requires a dual presentation of basic and diluted income (loss) per share (“EPS”). Basic EPS excludes dilution and is computed by dividing net income attributable to common stockholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (e.g. convertible preferred stock, warrants, and common stock options) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded for fiscal year 2010 as their effect would be antidilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and gains and losses on foreign currency translation.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. We have evaluated our approach for making operating decisions and assessing the performance of our business and, beginning in the first quarter of fiscal year 2010 as a result of our acquisition on AXS-One, we determined that we have three reportable segments: Database and Development Products (“DDP”), Integrated Content Archiving Solutions and Modernization and Migration Solutions.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that establishes the Accounting Standards Codification (“Codification” or "ASC") as the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities.

Rules and interpretive releases of the Securities and Exchange Commission (“Commission”) under authority of federal securities laws are also sources of authoritative GAAP for Commission registrants. The Codification supercedes all existing non-Commission accounting literature not included in the Codification. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP was not intended to be changed as a result of the FASB’s Codification project, but it did change the way guidance is organized and presented. As a result, these changes impacted how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification in this prospectus by providing a plain English approach when describing any new or updated authoritative guidance.

In October 2009, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The new guidance will become effective for Unify beginning May 1, 2011, with earlier adoption permitted. The Company is currently assessing the impact of the adoption of this guidance.

In May 2009, the FASB issued authoritative guidance for the accounting and reporting of subsequent events that occur between the balance sheet date and issuance of financial statements. Issuers are required to recognize the effects, if material, of subsequent events in the financial statements if the subsequent event provides additional evidence about conditions that existed as of the balance sheet date. The issuer must also disclose the date through which subsequent events have been evaluated and the nature of any nonrecognized subsequent events. This guidance became effective for financial reporting periods ending after June 15, 2009. We adopted this guidance in fiscal 2010.

In September 2006, the FASB issued authoritative guidance on fair value measurements. This guidance defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted this guidance in the first quarter of fiscal 2010 and it did not have a material effect on our consolidated financial statements.

In December 2007, the FASB issued authoritative guidance on  business combinations. The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. This guidance is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We have accounted for the acquisition of AXS-One Inc. in June 2009 under this guidance. See Note 2.

In December 2007, the FASB issued authoritative guidance on noncontrolling interests in consolidated financial Statements. The guidance changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in net income. The guidance was effective for us beginning May 1, 2009. We adopted the guidance in the first quarter of fiscal 2010 and it did not have a material effect on our consolidated financial statements.

In March 2008, the FASB issued authoritative guidance on disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about an entity’s derivative instruments and hedging activities with a view toward improving the transparency of financial reporting, and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The guidance encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We have adopted the guidance and it did not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued authoritative guidance on accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This guidance requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. The guidance is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods presented. We adopted the guidance in the first quarter of fiscal 2010 and it did not have a material effect on our consolidated financial statements.

In April 2008, the FASB issued authoritative guidance on the determining the useful life of intangible assets. This guidance amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset. It also requires expanded disclosure related to the determination of intangible asset useful lives. The guidance is effective for fiscal years beginning after December 15, 2008. We adopted the guidance in the first quarter of fiscal 2010 and it did not have a material effect on our consolidated financial statements.

Note 2. Acquisitions

Active Data Corporation

On May 22, 2007, the Company purchased privately held Active Data Corporation (“ADC”) for approximately $420,000 plus earn-out payments of $97,000. ADC provided application migration software that added Microsoft’s .NET functionality to Unify’s Team Developer product and provided an additional application migration solution for the Company. Pursuant to the terms of the purchase agreement, Unify acquired all the outstanding stock of ADC. ADC did not represent the addition of a significant subsidiary. The acquisition of ADC did not have a material impact on the financials of Unify and the results of operations for ADC are included in the Company’s results from the date of acquisition. The ADC purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on management’s determination of their estimated fair values. The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill. The Company believes the fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.

CipherSoft Inc.

On January 30, 2009, the Company purchased privately held CipherSoft Inc. (“CipherSoft”), headquartered in Calgary, Canada, for approximately $628,000 plus the assumption of debt of $1,032,000 and future potential royalty payments to be paid over a four year period following the acquisition. The royalty payments are based on a percentage of revenue and will increase goodwill upon being earned. As of April 30, 2010, royalty payments earned totaled $135,000. CipherSoft is a leading Oracle partner for modernization and migration of Oracle applications and provides an additional application migration solution for the Company. Pursuant to the terms of the purchase agreement, Unify acquired all the outstanding stock of CipherSoft. CipherSoft did not represent the addition of a significant subsidiary.

The CipherSoft purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on management’s determination of their estimated fair values at the acquisition date, January 30, 2009. Intangible assets include technologies of $1,060,000, non-competition agreements of $85,000, consulting agreements of $110,000 and trade names of $80,000. The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill. The Company believes the fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the fair values of net assets acquired and represents the opening balance sheet for CipherSoft as of the acquisition date, January 30, 2009 (in thousands):

Current assets	$236
Long term assets	22
Goodwill	780
Intangibles	1,335
Total assets	$2,373

Current Liabilities	$1,099
Long term liabilities	646
Total liabilities assumed	$1,745

Total consideration	$628

AXS-One Inc.

On June 30, 2009, the Company acquired all of the issued and outstanding shares of common stock and warrants of AXS-One. The common stock and warrants were converted into, in the aggregate, 1,000,000 shares of Unify common stock. The outstanding convertible notes of AXS-One with an aggregate outstanding principal and interest balance of approximately $13 million were exchanged for 1,642,600 shares of Unify common stock. The note holders may also be issued additional shares of Unify common stock based on revenue generated from AXS-One’s products over 13 months after the effective date of the merger.

AXS-One is a leading provider of integrated content archiving software solutions which enables organizations to implement secure, scalable and enforceable policies that address records management for corporate governance, legal discovery and industry regulations. The acquisition of AXS-One advances the Company’s growth strategy to acquire superior technology companies that can leverage its technology strengths, extensive customer base and worldwide distribution channel while enabling the combined company to meet a broader set of customers’ needs, accelerate direct and channel sales, and achieve cost synergies.

The goodwill of $9.1 million arising from the acquisition consists of increased market presence and opportunities, enhanced product mix and operating efficiencies expected from combining the operations of Unify and AXS-One. All of the goodwill was assigned to Unify’s Integrated Content Archiving Solutions segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for AXS-One and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, June 30, 2009 (in thousands):

Consideration
Equity instruments (2,642,600 common shares of Unify)	$8,853
Contingent consideration arrangement	1,499
Fair value of total consideration	$10,352

Recognized amounts of identifiable assets acquired and liabilities assumed
Financial assets	$117
Accounts receivable	561
Other assets	640
Property, plant and equipment	132
Identifiable intangible assets	8,065
Financial liabilities	(5,772)
Deferred revenue	(2,493)
Total identifiable net assets	$1,250
Goodwill	9,102
$10,352

Acquisition related costs (included in selling, general and administrative expense in Unify's
statement of operations for the year ended April 30, 2010)	$611

The fair value of the 2,642,600 common shares issued as part of the consideration paid for AXS-One ($8,853,000) was determined on the basis of the closing market price of Unify’s common shares on the acquisition date.

The contingent consideration arrangement requires Unify to issue to the former holders of AXS-One convertible notes 0.35 shares of Unify common stock for every $1 of AXS-One net license revenue over the first $2,000,000 for the 13 month period following the acquisition date. After the holders of AXS-One convertible notes have received in the aggregate 2,580,000 Unify shares (as adjusted to reflect stock splits, stock dividends and reverse stock splits of Unify) under the earn-out, the shares issued as the earn-out shall be distributed one-half to the holders of AXS-One convertible notes and one-half to the former management members until the management members have received 171,250 Unify shares under the earn-out. Thereafter, any additional Unify shares issued as earn-out shall be distributed solely to the holders of AXS-One convertible notes. There is no limit to the total number of shares that can be earned. The estimated number of shares that Unify will issue under the contingent consideration arrangement is 451,000. The fair value of the contingent consideration of $1.5 million is based on management’s estimate of both expected net license revenue and share price.

Based on the receipt of a final valuation, acquisition date provisional values were adjusted to decrease contingent consideration by $3.3 million, decrease identifiable intangible assets by $2.0 million, increase deferred revenue by $0.4 million, increase financial liabilities $0.2, and decrease goodwill by $0.7 million. Intangible assets include technologies of $4.2 million, trademarks of $1.2 million, backlog of $0.1 million, and customer relationships of $2.6 million.

The amounts of AXS-One’s revenue and earnings included in the Company’s consolidated statement of operations for the year ended April 30, 2010, and the supplemental pro forma revenue and earnings of the combined entity had the acquisition date been May 1, 2009, or May 1, 2008, are:

(in thousands, except per share amounts)	Revenue	Net loss	Net loss per share
Actual from July 1, 2009 to April 30, 2010	$8,555	$(393)	$(0.04)
Supplemental pro forma from May 1, 2009 to April 30, 2010	$30,101	$(2,693)	$(0.28)
Supplemental pro forma from May 1, 2008 to April 30, 2009	$32,827	$(5,920)	$(0.85)

Note 3. Property and Equipment

Property and equipment at April 30, 2010 and 2009 consisted of the following (in thousands):

	2010	2009
Equipment	$1,700	$1,661
Furniture and leasehold improvements	602	626
	$2,302	$2,287
Less accumulated depreciation and amortization	(1,952)	(1,815)
Property and equipment, net	$350	$472

Note 4. Goodwill and Intangible Assets

The following tables present details of the Company’s goodwill and intangible assets as of April 30, 2010 and April 30, 2009 (in thousands).
	Gross		Net
	carrying	Accumulated	carrying	Estimated
April 30, 2010	amount	amortization	amount	useful life
Infinite Lives:
Goodwill	$15,835	$-	$15,835	-
Finite Lives:
Customer - related	4,136	(1,268)	2,868	5 to 10 years
Technology-based	6,787	(2,220)	4,567	0.5 to 6 years
Trademarks	1,500	(456)	1,044	0.5 to 5 years
Trade name	197	(140)	57	2 years
Backlog	100	(100)	-	0.5 years
Non-compete	103	(32)	71	3 to 3.3 years
Consulting Agreements	133	(127)	6	1 year
Total	$28,791	$(4,343)	$24,448

	Gross		Net
	carrying	Accumulated	carrying	Estimated
April 30, 2009	amount	amortization	amount	useful life
Infinite Lives:
Goodwill	$6,425	$-	$6,425	-
Finite Lives:
Customer - related	1,536	(742)	794	4 to 5 years
Technology-based	2,395	(827)	1,568	3 to 5 years
Trademarks	300	(181)	119	4 years
Trade name	180	(107)	73	1 to 3 years
Non-compete	85	(7)	78	3 to 3.3 years
Consulting Agreements	110	(22)	88	1 to 1.3 years
Total	$11,031	$(1,886)	$9,145

Acquired finite-lived intangibles are generally amortized on a straight line basis over their estimated useful life. The useful life of finite-lived intangibles is the period over which the asset is expected to contribute directly or indirectly to future cash flows of the Company. Intangible assets amortization expense for fiscal 2010 was $2,398,000. Amortization expense for the fiscal year ended April 30, 2009, was $809,000. The estimated future amortization expense related to intangible assets as of April 30, 2010, is as follows (in thousands):

Fiscal Year Ending April 30	Amount
2011	$2,265
2012	1,747
2013	1,206
2014	1,202
2015	994
Thereafter	1,199
Total	$8,613

Goodwill at April 30, 2010, represents the excess of purchase prices of acquired companies over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes these acquisitions will produce the following results:

  Increased Market Presence and Opportunities: The addition of the acquired companies should increase the combined company’s market presence and opportunities for growth in sales and earnings.

  Enhanced Product Mix: The complementary nature of the Company’s products with those of the acquired companies should benefit current customers and provide the combined company with the ability to access new customers.

  Operating Efficiencies: The combination of the Company and the acquired companies provides the opportunity for potential economies of scale and cost savings.
The Company believes these primary factors support the amount of goodwill recognized as a result of the purchase price for companies it has acquired. Goodwill is tested for impairment on an annual basis as of April 30, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. Based on our testing as of April 30, 2010, we do not believe goodwill is impaired and accordingly have made no adjustments to its carrying value.

Note 5. Credit Facility

On November 20, 2006, the Company entered into a revolving credit note agreement with ComVest Capital LLC. Under the terms of the agreement the Company can borrow up to $2.5 million. As of April 30, 2010, there was $350,000 outstanding on the revolver. The amount that can be borrowed under the revolver is based on the amount of eligible foreign and domestic accounts receivable outstanding. The revolver has an expiration date of November 30, 2010, and the Company incurs interest expense on funds borrowed at the prevailing prime rate plus 2.25% per annum (5.5% as of April 30, 2010). The credit facility was repaid on June 29, 2010. See Note 19.

Note 6. Long-Term Debt

The Company’s long-term debt consists of the following at April 30, 2010 and April 30, 2009 (in thousands):

	April 30,	April 30,
	2010	2009
Convertible notes payable to ComVest Capital LLC, interest rate of 5%, payable in installments through September 30, 2010. These notes include certain negative covenants and the Company is in compliance with such covenants at April 30,
2010. The Comvest notes were repaid on June 29, 2010. See Note 19.	$377	$1,400

Note Payable, interest rate of 5%, payable in installments through April 2011	627	1,032

ComVest Capital LLC credit facility, repaid on June 29, 2010. See Notes 5 and 19.	350	-

Other note payable	4	-

Capital leases, payable in monthly installments through September 2011	52	97
	1,410	2,529
Less discount on notes payable, net	(1)	(29)
Less current portion	(1,397)	(1,663)
Long term debt, net	$12	$837

A summary of future payments on long-term debt obligations as of April 30, 2010 is as follows (in thousands):

Fiscal Year Ending April 30,	Amount
2011	$1,397
2012	13
1,410
Unamortized discount on notes payable	(1)
Current portion of long term debt	(1,397)
Long term debt, net	$12

Note 7. Other Long Term Liabilities

In France, the Company is subject to mandatory employee severance costs associated with a statutory government regulated plan covering all employees. The plan provides for one month of severance for the first five years of service with an employer and one fifth of one year of severance for every one year of service thereafter. In order to receive their severance payment the employee may not retire before age 65 and must be employed at the time of retirement. As of April 30, 2010 and April 30, 2009 the amount of severance is $97,000 and $81,000, respectively. Also included in other long term liabilities as of April 30, 2010 and April 30, 2009 is $219,000 and $271,000 respectively, of deferred rent related to the Roseville, California office. Additionally, included in other long term liabilities as of April 30, 2010, is $320,000 related to the unfavorable lease terms associated with the Rutherford, New Jersey office lease assumed in the acquisition of AXS-One, Inc. (see Note 2).

Note 8. Maintenance Contracts

The Company offers maintenance contracts to its customers at the time they enter into a product license agreement and renew those contracts, at the customers’ option, annually thereafter. These maintenance contracts are priced as a percentage of the value of the related license agreement. The specific terms and conditions of these initial maintenance contracts and subsequent renewals vary depending upon the product licensed and the country in which the Company does business. Generally, maintenance contracts provide the customer with unspecified product maintenance updates and customer support services. Revenue from maintenance contracts is initially deferred and then recognized ratably over the term of the agreements.

Changes in the Company’s deferred maintenance revenue during the periods are as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	April 30,	April 30,	April 30,
	2010	2009	2008
Deferred maintenance revenue beginning balance	$5,473	$6,130	$5,500
Deferred maintenance revenue recognized during period	(14,217)	(11,239)	(10,551)
Deferred maintenance revenue of new maintenance contracts	18,386	10,582	11,181
Deferred maintenance revenue ending balance	$9,642	$5,473	$6,130

Note 9. Stockholders’ Equity

Preferred Stock

The Company may issue up to 7,931,370 shares of preferred stock in one or more series upon authorization by its board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.

Stock Option Plan

Under the 2001 Stock Option Plan (the “2001 Option Plan”), the Company may grant options to purchase up to 2,000,000 shares of common stock to eligible employees, directors, and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-statutory stock options. Options granted under the 2001 Stock Option Plan generally vest over four years, are exercisable to the extent vested, and expire 10 years from the date of grant. Under the 1991 Stock Option Plan (the “1991 Option Plan”) which expired as of March 2001, the Company was able to grant options to eligible employees, directors and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-statutory stock options. Options granted under the 1991 Option Plan generally vest over four years, are exercisable to the extent vested, and expire 10 years from the date of grant.

A summary of stock option activity is as follows:

		Weighted
		Average
	Number of	Exercise
	Shares	Price
Outstanding at April 30, 2007	453,242	$2.90
Granted (weighted average fair value of $3.58)	393,300	$3.58
Exercised	(13,390)	$1.67
Cancelled/expired	(73,135)	$3.41
Outstanding at April 30, 2008	760,017	$3.23
Granted (weighted average fair value of $5.85)	455,900	$5.85
Exercised	(500)	$2.55
Cancelled/expired	(139,613)	$6.39
Outstanding at April 30, 2009	1,075,804	$3.93
Granted (weighted average fair value of $2.84)	705,300	$2.84
Exercised	(7,911)	$1.59
Cancelled/expired	(109,696)	$6.07
Outstanding at April 30, 2010	1,663,497	$3.34

Additional information regarding options outstanding at April 30, 2010 is as follows:

	Options Outstanding			Options Exercisable
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Outstanding	Price
$1.10 - 1.44	173,994	3.59	$1.30	161,836	$1.30
1.65 - 2.50	118,603	5.99	$2.12	98,830	$2.06
2.55 - 2.55	179,000	7.01	$2.55	158,576	$2.55
2.60 - 2.60	519,000	8.09	$2.60	100,828	$2.60
2.65 - 3.80	238,100	6.87	$3.24	89,697	$2.88
3.90 - 5.20	184,500	7.67	$4.87	105,151	$4.93
6.15 - 6.25	9,000	7.94	$6.19	5,291	$6.21
6.40 - 6.40	235,900	8.01	$6.40	126,037	$6.40
6.48 - 6.48	400	7.99	$6.48	200	$6.48
6.70 - 6.70	5,000	7.79	$6.70	2,708	$6.70

Options to purchase 849,154 and 616,091 shares at weighted average prices of $3.20 and $3.33 were exercisable at April 30, 2010 and 2009. At April 30, 2010, there were 509,965 shares reserved for future grants under the Stock Option Plan.

Restricted Stock

On May 1, 2002, the Company established the 2002 Director Restricted Stock Plan (“Director Restricted Stock Plan”) as part of a compensation program designed to attract and retain independent members for our board of directors. The maximum aggregate number of shares of common stock that may be issued under the Director Restricted Stock Plan is 100,000. There were no shares awarded under the plan in fiscal 2010 or fiscal 2009 leaving a balance of 3,862 shares reserved for future awards at April 30, 2010.

Private Placement

On April 23, 2004, the Company issued through a private placement 1,126,780 shares of common stock to a group of institutional investors at a price of $3.55 per share and 5-year warrants to purchase an aggregate of 450,712 shares of common stock at an exercise price of $4.50 per share. Net proceeds from the private placement were $3,696,000, net of estimated accrued costs of $304,000. The Company’s actual costs for the private placement were $397,000 which resulted in a further reduction of additional paid-in-capital of $93,000 during fiscal 2005. The warrants were subject to an anti-dilution provision such that future stock issuances would cause an adjustment to the number of warrants.

As a result of issuances of additional common stock the number of warrant shares purchasable as of April 30, 2009 was increased to 491,792. On April 24, 2009, the warrant agreement was amended and the exercise price was reduced to $2.50 per share as an inducement to have the warrant holder exercise the warrants. On April 24, 2009, 475,456 of the warrants were exercised at $2.50 per share and the remaining 16,336 warrants expired. Further, in consideration of the exercise of the warrants, the Company granted an additional 190,182 warrants at an exercise price of $2.75 per share. Under certain circumstances, where the closing bid price of a share of common stock equals or exceeds $5.50, appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of common stock, for 20 consecutive trading days commencing after the registration statement covering the warrants shares has been declared effective, the Company, upon 20 days’ prior written notice to the warrant holders within one business day immediately following the end of such 20 day trading period, may call the warrants for 25% of the shares of the common stock initially purchasable pursuant to the warrants at a redemption price equal to $0.01 per share of common stock then purchasable pursuant to the warrants. If the call conditions are met again during the 30 day period immediately after consummation of a previous call, the Company may once again call the warrants for an additional increment of 25% of the shares of common stock initially purchasable pursuant to the warrants or such less amount as shall then remain purchasable and in the same manner and subject to the same notice requirements as the initial call, until all of the shares have been called.

Note 10. Income Taxes

Income (loss) before income taxes and provision (benefit) for income taxes for the years ended April 30 were as follows (in thousands):

	2010	2009	2008
Domestic	$(1,728)	$3,004	$1,997
Foreign	(180)	(435)	(42)
Total income (loss) before income taxes	$(1,908)	$2,569	$1,955

Current
Foreign taxes	$55	$-	$89
Federal and state income taxes	18	95	16
Total Current	73	95	105

Deferred
Foreign taxes	(120)	(27)	-
Federal and state income taxes	(84)	111	219
Total Deferred	(204)	84	219
Provision (benefit) for income taxes	$(131)	$179	$324

The provision (benefit) for income taxes for the years ended April 30, 2010, 2009 and 2008 differs from the amounts computed by applying the statutory U.S. federal income tax rate to pretax income (loss) as a result of the following (in thousands):

	2010	2009	2008
Computed tax expense (benefit) at statutory rate	$(837)	$1,144	$665
Increases (reductions) in tax expense resulting from:
Change in valuation allowance for deferred tax assets	339	(1,226)	(298)
Stock-based compensation	180	117	-
Acquisition cost	224	-	-
Change in tax contingency reserve	7	67	-
Other	(44)	77	(43)
Provision (benefit) for income taxes	$(131)	$179	$324

The Company provides deferred income taxes which reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at April 30 were as follows (in thousands):

	2010	2009
Deferred tax assets (liabilities):
Non-current assets
Net operating loss carryforwards	$18,694	$14,501
Capital loss carryforward	2,288	1,702
Foreign tax credits	163	108
Domestic fixed assets and other intangibles	-	296
Others	462	206
Current assets
Deferred revenue	109	64
Allowance for losses on accounts receivable	107	83
Reserves and other accruals	578	151
Total deferred tax assets	22,401	17,111
Valuation allowance	(20,120)	(17,111)
Non-current liabilities
Domestic fixed assets and other intangibles	(2,095)
Foreign fixed assets and other intangibles	(278)	(211)
Goodwill	(465)	(330)
Net deferred tax assets (liabilities)	$(557)	$(541)

Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, the Company has maintained a full valuation allowance against its net deferred tax assets in all the tax jurisdictions except Canada. The valuation allowance increased by $3.0 million in fiscal 2010, decreased by $1.2 million in fiscal 2009 and increased by $298,000 in fiscal 2008.

At April 30, 2010, the Company had approximately $37.4 million in federal net operating loss (“NOL”) carryforwards that begin to expire in fiscal year 2011 through 2029, approximately $5.2 million in state net operating loss carryforwards that expire in fiscal years 2014 to 2031, and approximately $1.2 million in foreign net operating loss carryforwards that do not expire. The Company’s ability to utilize these net operating loss carryforwards may be subject to certain limitations in the event of a change in ownership. In addition, the Company had approximately $9.2 million acquired federal NOLs through a business combination during fiscal year 2010 that begin to expire in fiscal year 2027 though 2029, approximately $13.7 million acquired state NOL that expire in fiscal years 2017 to 2031 and approximately $5.2 million acquired foreign NOL that do not expire. At April 30, 2010, the Company also had approximately $5.1 million federal capital loss carryforward and $9.1 million California capital loss carryforward, respectively, which expires beginning in fiscal year 2013 for federal tax purpose and will not expire for State of California.

Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year ended	Year ended
	April 30, 2010	April 30, 2009
Beginning balance	$67	$-
Gross increases - tax positions in current period	-	67
Gross decreases - tax positions in prior period	-	-
Gross increases - tax positions in prior period	7	-
Decreases relating to settlements	-	-
Reductions as a result of a lapse of statute of limitations	-	-
Ending balance	$74	$67

If recognized, $74,000 of the total unrecognized tax benefits would be recorded as a reduction in income tax expense. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of April 30, 2010, the Company did not have material interest or penalties associated with any unrecognized tax benefits. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease within the next twelve months.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. In general, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the fiscal years before 2005.

Note 11. Other Income (Expenses)

Other income (expenses), net for the years ended April 30, consisted of the following (in thousands):

	2010	2009	2008
Interest income	$5	$20	$12
Foreign currency exchange gain (loss)	(78)	(205)	146
Other	59	61	(28)
Other income (expenses), net	$(14)	$(124)	$130

Note 12. Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and net foreign currency translation adjustments. A comprehensive gain (loss) on foreign currency translations for years ended April 30, 2010, 2009, and 2008 was $496,000 and ($232,000), and $76,000 respectively.

Note 13. Earnings (Loss) per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock. For fiscal 2010, because of our reported net loss, potentially dilutive securities of 491,000 were excluded from the per share computations due to their antidilutive effect.

(in thousands, except per share amounts)	Year Ended April 30,
	2010	2009	2008
Net income (loss)	$(1,777)	$2,390	$1,631

Weighted average shares of common stock outstanding, basic	9,691	6,991	6,423
Effect of dilutive securities (stock options)	-	591	682
Weighted average shares of common stock outstanding, diluted	$9,691	$7,582	$7,105

Earnings (loss) per share of common stock:
Basic	$(0.18)	$0.34	$0.25
Diluted	$(0.18)	$0.32	$0.23

The dilutive securities above represent only those stock options, warrants and convertible debt whose exercise prices were less than the average market price of the stock during the respective periods and therefore were dilutive. The number of shares of stock options excluded from the above amounts because their exercise prices exceeded the average market price of the stock during the respective periods was 548,006 in fiscal 2010, 584,688 in fiscal 2009, and 85,319 in fiscal 2008. The number of shares of common stock warrants excluded from the above amounts because their exercise prices exceeded the average market price of the stock during the respective periods was none in fiscal 2010, fiscal 2009, and fiscal 2008.

Note 14. Related Party Transactions

The Company had an ownership interest in Unify Japan KK which was less than 15%. In April 2008, we wrote off our investment in Unify Japan of $39,000 based on our assessment that there was a permanent decline in value for this investment. Unify Japan KK is a Japanese corporation that is a master distributor for the Company in Japan. Sales to Unify Japan KK in fiscal 2010, 2009, and 2008 were $0.3 million, $0.2 million, and $0.2 million, respectively. Accounts receivable from Unify Japan KK as of April 30, 2010 and 2009 were $35,000 and $13,000, respectively. The Company records an investment impairment charge if and when the Company believes an investment has experienced a decline in market value that is other than temporary. Several factors can trigger an impairment review such as significant underperformance relative to expected historical or projected future operating results and significant negative industry or economic trends. In assessing potential impairment for such investments, we consider these factors as well as the forecasted financial performance.

Note 15. Employee Retirement Plan

The Company maintains a 401(k) profit sharing plan (the “401(k) Plan”). Eligible employees may contribute up to 100% of their pre-tax annual compensation to the 401(k) Plan, subject to certain statutory limitations. The Company can, at its discretion, voluntarily match the participating employees’ contributions not to exceed 6% of each employee’s annual compensation. In fiscal years 2010, 2009 and 2008, the Company contributed $196,000, $140,000 and $114,000, respectively, to the 401(k) Plan.

Note 16. Commitments and Contingencies

Operating Leases

The Company leases office space and equipment under non-cancelable operating lease arrangements expiring at various dates through fiscal 2014. Future minimum rental payments under these leases as of April 30, 2010 are as follows (in thousands):

Years Ending April 30,
2011	$1,295
2012	1,054
2013	546
2014	551
Thereafter	-
$3,446

Rent expense under operating leases was $927,800, $667,200 and $1,095,500 for the years ended April 30, 2010, 2009 and 2008, respectively.

Litigation

The Company is subject to legal proceedings and claims that arise in the normal course of business. If such matters arise, the Company cannot assure that it would prevail in such matters, nor can it assure that any remedy could be reached on mutually agreeable terms, if at all. Due to the inherent uncertainties of litigation, were there any such matters, the Company would not be able to accurately predict their ultimate outcome. As of April 30, 2010, there were no current proceedings or litigation involving the Company that management believes would have a material adverse impact on its financial position, results of operations, or cash flows.

Note 17. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. We have evaluated our approach for making operating decisions and assessing the performance of our business and, beginning in the first quarter of fiscal year 2010, we have determined that we have three reportable segments: Database and Development Products (“DDP”), Integrated Content Archiving Solutions and Modernization and Migration Solutions. Prior to the first quarter of fiscal year 2010, the Company maintained two reportable segments, Database and Development Products and Modernization and Migration Solutions. The accounting policies of the segments are the same as those described in Note 1. We evaluate performance based on gross margins (total revenues less costs of licenses, services and migration solutions) before operating costs. We do not manage our operating costs on a segment basis as many of our sales, marketing and support personnel regularly work with products from all segments. Additionally, we do not track assets by segment and therefore asset disclosures by segment are not relevant and are not presented.

For the fourth quarter of fiscal 2010 and 2009, total revenue from the United States was $5.0 million and $1.6 million, respectively. Total revenue from all other countries was $3.4 million in the fourth quarter of fiscal 2010 and $3.1 million for the fourth quarter of fiscal 2009. Total long-lived assets as of April 30, 2010 and 2009, for the United States, were $26.4 million and $9.6 million, respectively. Total long-lived assets in all other countries were $2.0 million as of April 30, 2010 and $68,000 as of April 30, 2009.

Financial information for the Company’s reportable segments is summarized below (in thousands).

	For the Years Ended April 30,
	2010	2009	2008
Total revenues:
Database and Development Products	$14,640	$18,124	$19,516
Integrated Content Archiving Solutions	8,555	-	-
Modernization and Migration Solutions	5,397	2,468	309
Total revenues	$28,592	$20,592	$19,825

Cost of revenue:
Database and Development Products	$1,357	$1,263	$1,471
Integrated Content Archiving Solutions	2,191	-	-
Modernization and Migration Solutions	2,537	1,041	129
Total Cost of Revenues	$6,085	$2,304	$1,600

Gross profit:
Database and Development Products	$13,283	$16,861	$18,045
Integrated Content Archiving Solutions	6,364	-	-
Modernization and Migration Solutions	2,860	1,427	180
Total Gross Profit	$22,507	$18,288	$18,225

Note 18. Quarterly Results of Operations (Unaudited)

The following interim financial information presents the fiscal 2010 and 2009 results on a quarterly basis:

	Quarter Ended
	July 31,	October 31,	January 31,	April 30,
	(In thousands, except per share data)
Year ended 2010:
Total revenues	$4,511	$7,087	$8,622	$8,372
Gross profit	$3,917	$5,610	$6,837	$6,143
Net income (loss)	$(2,229)	$(1,400)	$1,062	$790

Net income (loss) per share:
Basic earnings per share:
Net income (loss) per share	$(0.27)	$(0.14)	$0.10	$0.08

Dilutive earnings per share:
Net income (loss) per share	$(0.27)	$(0.14)	$0.10	$0.07

Shares used in computing net income per share:
Basic	8,367	10,119	10,123	10,169
Diluted	8,367	10,119	10,601	10,743

Year ended 2009:
Total revenues	$5,027	$5,801	$5,208	$4,556
Gross profit	$4,566	$5,056	$4,621	$4,045
Net income	$391	$725	$1,085	$189
Net income per share:
Basic earnings per share:
Net income per share	$0.06	$0.10	$0.16	$0.03

Dilutive earnings per share:
Net income per share	$0.05	$0.10	$0.15	$0.03

Shares used in computing net income per share:
Basic	6,981	6,981	6,981	7,022
Diluted	7,821	7,605	7,334	7,210

Note 19. Subsequent Event

On June 29, 2010, the Company purchased Strategic Office Solutions, Inc., dba Daegis, for approximately $37.5 million. Payment was made in the form of $24.0 million in cash, $7.3 million in equity, and $6.2 million in convertible notes. The Company issued 2,085,714 shares of Unify common stock to the former owners of Daegis at $3.50 per share for a total of $7.3 million. The notes consisted of a $5.0 million convertible note and a $1.2 million escrow note. Under the terms of the convertible note the Company will incur interest at 8% per annum. Upon shareholder approval to issue additional shares in conjunction with this acquisition, the note will automatically convert to 1,428,571 shares of Unify common stock. Under the terms of the escrow note the Company will incur interest at 3% per annum for the first eighteen months and 8% per annum thereafter. Upon shareholder approval the escrow note will convert into 342,857 shares of Unify common stock 18 months after the date of closing.

To finance the cash portion of the acquisition of Daegis and provide working capital, the Company entered into a new Revolving Credit and Term Loan Agreement with Hercules Technology (the “Hercules Loan Agreement”) on June 29, 2010. The Hercules Loan Agreement consists of a term note and a revolving credit note agreement. The term note is for $24.0 million payable over five years with escalating principal payments of 5%, 10%, 15%, 20% and 50% annually. The Company incurs interest at the prevailing LIBOR rate plus 8.25% per annum with a minimum rate of 10.25% (10.25% at the date of closing) plus 2% interest to be paid in kind. Under the terms of the revolver the Company can borrow up to $6.0 million. The amount that can be borrowed under the revolver is based on the amount of eligible accounts receivable outstanding. The Company incurs interest expense on funds borrowed at the prevailing LIBOR rate plus 7.25% per annum with a minimum rate of 9.25% (9.25% at the date of closing). The additional proceeds from the Hercules Loan Agreement were used to pay the remaining balance of the ComVest Term Loan and Revolver in full (see Note 6). In conjunction with the Hercules Loan Agreement, we issued 718,860 warrants which are exercisable at $3.30 per share.

Disclosure of the acquisition-date fair value of the consideration given, fair-value of assets acquired and liabilities assumed, intangible asset classifications, and pro-forma information is not included in this note. Due to the timing of the acquisition, the initial accounting for the business combination was incomplete at the time the financial statements were issued and the above mentioned information was unavailable.

UNIFY CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	July 31,	April 30,
	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	$5,380	$3,055
Accounts receivable, net	13,153	6,194
Prepaid expenses and other current assets	898	493
Total current assets	19,431	9,742

Property and equipment, net	2,171	350
Goodwill	30,917	15,835
Intangibles, net	22,478	8,613
Other assets, net	1,339	228
Total assets	$76,336	$34,768

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,023	$380
Current portion of long term debt	1,516	1,397
Accrued compensation and related expenses	2,421	1,308
Other accrued liabilities	2,971	2,349
Deferred revenue	7,961	9,733
Total current liabilities	15,892	15,167

Long term debt, net	31,897	12
Deferred tax liabilities, net	473	557
Other long term liabilities	628	636

Commitments and contingencies	—	—

Stockholders’ equity:
Common stock	13	10
Additional paid-in capital	90,240	80,312
Accumulated other comprehensive income	362	383
Accumulated deficit	(63,169)	(62,309)
Total stockholders’ equity	27,446	18,396
Total liabilities and stockholders’ equity	$76,336	$34,768

See accompanying notes to condensed consolidated financial statements.

UNIFY CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended
	July 31,
	2010	2009
Revenues:
Software licenses	$1,339	$1,402
Maintenance and hosting	5,280	2,741
Consulting and implementation services	3,266	368
Total revenues	9,885	4,511

Cost of Revenues:
Software licenses	25	38
Maintenance and hosting	495	341
Consulting and implementation services	1,769	215
Total cost of revenues	2,289	594
Gross profit	7,596	3,917

Operating Expenses:
Product development	1,783	1,403
Selling, general and administrative	6,122	4,816
Total operating expenses	7,905	6,219
Loss from operations	(309)	(2,302)
Interest expense	(433)	(58)
Other income (expense), net	(123)	139
Loss before income taxes	(865)	(2,221)
Provision (benefit) for income taxes	(7)	8
Net loss	$(858)	$(2,229)

Net loss per share:
Basic	$(0.08)	$(0.27)
Dilutive	$(0.08)	$(0.27)

Shares used in computing net loss per share:
Basic	11,240	8,367
Dilutive	11,240	8,367

See accompanying notes to condensed consolidated financial statements.

UNIFY CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	July 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(858)	$(2,229)
Reconciliation of net loss to net cash used in operating activities:
Depreciation	115	58
Amortization of intangible assets	835	544
Amortization of discount on notes payable	44	11
Interest added to long term debt principal	44	-
Stock based compensation expense	252	151
Changes in operating assets and liabilities:
Accounts receivable	(1,139)	(2,427)
Prepaid expenses and other current assets	245	251
Other long term assets	(962)	5
Accounts payable	282	(708)
Accrued compensation and related expenses	11	(351)
Other accrued liabilities	311	(146)
Accrued acquisition costs	-	(75)
Deferred revenue	(1,766)	2,051
Other long term liabilities	(180)	(223)
Net cash used in operating activities	(2,766)	(3,088)

Cash flows from investing activities:
Acquisition, net of cash acquired	(21,730)	118
Purchases of property and equipment	(230)	(12)
Net cash provided by (used in) investing activities	(21,960)	106

Cash flows from financing activities:
Payments on revolving line of credit	(350)	-
Borrowings on revolving line of credit	4,000	-
Borrowings on term loan	24,000	-
Principal payments under debt obligations	(557)	(147)
Net cash provided by (used in) financing activities	27,093	(147)
Effect of exchange rate changes on cash	(42)	(53)
Net increase (decrease) in cash and cash equivalents	2,325	(3,182)
Cash and cash equivalents, beginning of period	3,055	6,147
Cash and cash equivalents, end of period	$5,380	$2,965
Supplemental cash flow information:
Cash paid during the period for:
Interest	$35	$42
Taxes	$132	$(8)

Supplemental non-cash financing activities:
Common stock issued in conjunction with acquisition	$7,217	$8,853
Convertible notes issued in conjunction with acquisition	$6,200	$-

See accompanying notes to condensed consolidated financial statements.

UNIFY CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010

1. Basis of Presentation

The condensed consolidated financial statements have been prepared by Unify Corporation (the “Company”, “we”, “us”, “our”) pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying condensed consolidated financial statements include our accounts and those of our subsidiaries that we control due to ownership of a controlling interest. Intercompany transactions and balances have been eliminated. While the interim financial information contained in this filing is unaudited, such financial statements, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation. The results for interim periods are not necessarily indicative of the results to be expected for the entire fiscal year. These financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2010, as filed with the SEC.

Revenue Recognition

The Company generates revenue from software license sales and related services, including maintenance and support, hosting, and consulting and implementation services. The Company licenses its products to end-user customers, including corporate legal and IT departments and law firms, independent software vendors (“ISVs”), international distributors and value-added resellers (“VARs”). The Company’s products are generally sold with a perpetual license. The Company’s contracts with ISVs, VARs and international distributors do not include special considerations such as rights of return, stock rotation, price protection or special acceptance. The Company exercises judgment in connection with the determination of the amount of revenue to be recognized in each accounting period. The nature of each contractual arrangement determines how revenues and related costs are recognized.

For software license arrangements that do not require significant modification or customization of the underlying software, revenue is recognized when the software product or service has been shipped or electronically delivered, the license fees are fixed and determinable, uncertainties regarding customer acceptance are resolved, collectability is probable and persuasive evidence of an arrangement exists.

For fixed price arrangements that require significant modification or customization of software, the Company uses the percentage-of-completion method for revenue recognition. Under the percentage-of-completion method, progress towards completion is generally measured by labor hours.

The Company considers a signed non-cancelable license agreement, a customer purchase order, a customer purchase requisition, or a sales quotation signed by an authorized purchaser of the customer to be persuasive evidence that an arrangement exists such that revenue can be recognized.

The Company’s customer contracts include multi-element arrangements that include a delivered element (a software license) and undelivered elements (such as maintenance and support and/or consulting). The value allocated to the undelivered elements is unbundled from the delivered element based on vendor-specific objective evidence (VSOE) of the fair value of the maintenance and support and/or consulting, regardless of any separate prices stated within the contract. VSOE of fair value is defined as: (i) the price charged when the same element is sold separately, or (ii) if the element has not yet been sold separately, the price for the element established by management having the relevant authority when it is probable that the price will not change before the introduction of the element into the marketplace. The Company then allocates the remaining balance to the delivered element (a software license) regardless of any separate prices stated within the contract using the residual method as the fair value of all undelivered elements is determinable.

We defer revenue for any undelivered elements, and recognize revenue for delivered elements only when the fair values of undelivered elements are known, uncertainties regarding customer acceptance are resolved, and there are no customer-negotiated refund or return rights affecting the revenue recognized for delivered elements. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

An assessment of the ability of the Company’s customers to pay is another consideration that affects revenue recognition. In some cases, the Company sells to undercapitalized customers. In those circumstances, revenue recognition is deferred until cash is received, the customer has established a history of making timely payments or the customer’s financial condition has improved. Furthermore, once revenue has been recognized, the Company evaluates the related accounts receivable balance at each period end for amounts that we believe may no longer be collectible. This evaluation is largely done based on a review of the financial condition via credit agencies and historical experience with the customer. Any deterioration in credit worthiness of a customer may impact the Company’s evaluation of accounts receivable in any given period.

Revenue from support and maintenance activities, which consist of fees for ongoing support and unspecified product updates, are recognized ratably over the term of the maintenance contract, typically one year, and the associated costs are expensed as incurred. Consulting and implementation services are performed on a “best efforts” basis and may be billed under time-and-materials or fixed price arrangements. Revenues and expenses relating to providing consulting services are generally recognized as the services are performed.

Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The new guidance will become effective for Unify beginning May 1, 2011, with earlier adoption permitted. The Company is currently assessing the impact of the adoption of this guidance.

Reclassifications

Certain reclassifications have been made to the prior period consolidated statement of operations to conform to the current period presentation. These reclassifications had no effect on net income (loss).

2. Acquisitions

CipherSoft Inc.

On January 30, 2009, the Company purchased privately held CipherSoft Inc. (“CipherSoft”), headquartered in Calgary, Canada, for approximately $628,000 plus the assumption of debt of $1,032,000 and future potential royalty payments to be paid over a four year period following the acquisition. The royalty payments are based on a percentage of revenue and will increase goodwill upon being earned. As of July 31, 2010, royalty payments earned totaled $143,000. CipherSoft is a leading Oracle partner for modernization and migration of Oracle applications and provides an additional application migration solution for the Company. Pursuant to the terms of the purchase agreement, Unify acquired all the outstanding stock of CipherSoft. CipherSoft did not represent the addition of a significant subsidiary.

The CipherSoft purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on management’s determination of their estimated fair values at the acquisition date, January 30, 2009. Intangible assets include technologies of $1,060,000, non-competition agreements of $85,000, consulting agreements of $110,000 and trade names of $80,000. The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill. The Company believes the fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the fair values of net assets acquired and represents the opening balance sheet for CipherSoft as of the acquisition date, January 30, 2009 (in thousands):

Current assets	$236
Long term assets	22
Goodwill	780
Intangibles	1,335
Total assets	$2,373

Current Liabilities	$1,099
Long term liabilities	646
Total liabilities assumed	$1,745

Total consideration	$628

AXS-One Inc.

On June 30, 2009, the Company acquired all of the issued and outstanding shares of common stock and warrants of AXS-One. The common stock and warrants were converted into, in the aggregate, 1,000,000 shares of Unify common stock. The outstanding convertible notes of AXS-One with an aggregate outstanding principal and interest balance of approximately $13 million were exchanged for 1,642,600 shares of Unify common stock. The note holders may also be issued additional shares of Unify common stock based on revenue generated from AXS-One’s products over 13 months after the effective date of the merger.

AXS-One is a leading provider of integrated content archiving software solutions which enables organizations to implement secure, scalable and enforceable policies that address records management for corporate governance, legal discovery and industry regulations. The acquisition of AXS-One advances the Company’s growth strategy to acquire superior technology companies that can leverage its technology strengths, extensive customer base and worldwide distribution channel while enabling the combined company to meet a broader set of customers’ needs, accelerate direct and channel sales, and achieve cost synergies.

The goodwill of $9.1 million arising from the acquisition consists of increased market presence and opportunities, enhanced product mix and operating efficiencies expected from combining the operations of Unify and AXS-One. All of the goodwill was assigned to the eDiscovery and Integrated Content Archiving Solutions segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for AXS-One and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, June 30, 2009 (in thousands):

Consideration
Equity instruments (2,642,600 common shares of Unify)	$8,853
Contingent consideration arrangement	1,499

Fair value of total consideration	$10,352

Recognized amounts of identifiable assets acquired and liabilities assumed
Financial assets	$117
Accounts receivable	561
Other assets	640
Property, plant and equipment	132
Identifiable intangible assets	8,065
Financial liabilities	(5,772)
Deferred revenue	(2,493)
Total identifiable net assets	1,250

Goodwill	9,102

$10,352

Acquisition related costs (included in selling, general and administrative expense in
Unify's statement of operations for fiscal year 2010, all of which was in the three months
ended July 31, 2009.)	$611

The fair value of the 2,642,600 common shares issued as part of the consideration paid for AXS-One ($8,853,000) was determined on the basis of the closing market price of Unify’s common shares on the acquisition date.

The contingent consideration arrangement required Unify to issue to the former holders of AXS-One convertible notes 0.35 shares of Unify common stock for every $1 of AXS-One net license revenue over the first $2,000,000 for the 13 month period following the acquisition date. The number of shares that Unify will issue under the contingent consideration arrangement is 415,422. Accordingly, the fair value of the contingent consideration is $1.3 million, which resulted in a reduction in the acquisition liability of $164,000 and a corresponding reduction in selling, general, and administrative expenses.

The amounts of AXS-One’s revenue and earnings included in the Company’s consolidated statement of operations for the year ended April 30, 2010, and the supplemental pro forma revenue and earnings of the combined entity had the acquisition date been May 1, 2009, or May 1, 2008, are:

(in thousands, except per share amounts)	Revenue	Net loss	Net loss per share
Actual from July 1, 2009 to April 30, 2010	$8,555	$(393)	$(0.04)
Supplemental pro forma from May 1, 2009 to April 30, 2010	$30,101	$(2,693)	$(0.28)
Supplemental pro forma from May 1, 2008 to April 30, 2009	$32,827	$(5,920)	$(0.85)

Strategic Office Solutions, Inc., dba Daegis

On June 29, 2010, the Company acquired all of the issued and outstanding shares of common stock of Strategic Office Solutions, Inc., dba Daegis, for approximately $37.4 million. Payment was made in the form of $24.0 million in cash, $7.2 million in equity, and $6.2 million in convertible notes. The Company issued 2,085,714 shares of Unify common stock to the former owners of Daegis at $3.46 per share (closing market price on the acquisition date) for a total of $7.2 million. The notes consisted of a $5.0 million convertible note and a $1.2 million escrow note. Under the terms of the convertible note the Company will incur interest at 8% per annum. The note is convertible at the election of either party to the agreement for a total of 1,428,571 shares of Unify common stock. Under the terms of the escrow note the Company will incur interest at 3% per annum for the first eighteen months and 8% per annum thereafter. The note is convertible at the election of either party to the agreement for a total of 342,857 shares of Unify common stock. See Notes 6 and 13 for additional discussion of the convertible notes.

Daegis is a provider of eDiscovery solutions for corporate legal departments and law firms. The Company believes Daegis’ eDiscovery solutions compliments its integrated content archiving product. The acquisition of Daegis advances the Company’s growth strategy to acquire superior software and services companies that can leverage its technology strengths and extensive customer base while enabling the combined company to meet a broader set of customer and market needs.

The goodwill of $15.1 million arising from the acquisition consists of increased market presence and opportunities, enhanced product mix and operating efficiencies expected from combining the operations of Unify and Daegis. All of the goodwill was assigned to the eDiscovery and Integrated Content Archiving Solutions segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for Daegis and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, June 29, 2010 (in thousands):

Consideration
Cash	$24,000
Equity instruments (2,085,714 common shares of Unify)	7,217
Convertible notes	6,200

Fair value of total consideration	$37,417

Recognized amounts of identifiable assets acquired and liabilities assumed
Financial assets	$2,270
Accounts receivable	5,823
Other assets	705
Property, plant and equipment	1,706
Identifiable intangible assets	14,700
Financial liabilities	(2,861)
Total identifiable net assets	22,343

Goodwill	15,074
$37,417
Acquisition related costs (included in selling, general and administrative expense in Unify's statement of operations for the three months ended July 31, 2010)	$1,423

The fair value of the 2,085,714 common shares issued as part of the consideration paid for Daegis ($7,216,570) was determined on the basis of the closing market price of Unify’s common shares on the acquisition date.

The fair value of the acquired identifiable intangible assets and recorded amounts for deferred income taxes and goodwill are provisional pending receipt of the final valuations. Intangible assets include technologies of $6.8 million, backlog of $0.2 million, trademarks of $2.0 million, patents of $1.0 million, non-compete agreements of $0.5 million, and customer relationships of $4.2 million.

The amounts of Daegis’s revenue and earnings included in the Company’s consolidated statement of operations for the three months ended July 31, 2010, and the supplemental pro forma revenue and earnings of the combined entity had the acquisition date been May 1, 2010, or May 1, 2009, are:

			Net income (loss)
(in thousands, except per share amounts)	Revenue	Net income (loss)	per share
Actual from June 29, 2010 to July 31, 2010	$3,016	$1,194	$0.11
Supplemental pro forma from May 1, 2010 to July 31, 2010	$10,709	$(1,110)	$(0.11)
Supplemental pro forma from May 1, 2009 to July 31, 2009	$12,953	$(1,501)	$(0.18)

3. Stock Compensation Information

Compensation expense includes the estimated fair value of equity awards vested during the reported period. Expense for equity awards vested is determined based on the grant date fair value previously calculated for pro forma disclosures. For the quarter ended July 31, 2010, equity-based compensation expense from operations was comprised of the following (in thousands):

	Three Months Ended
	July 31,
	2010	2009
Cost of Sales	$5	$4
Product Development	38	27
Selling, General and Administrative	209	120
Total Equity-Based Compensation	$252	$151

The following table shows remaining unrecognized compensation expense on a pre-tax basis related to all types of non-vested equity awards outstanding as of July 31, 2010. This table does not include an estimate for future grants that may be issued (amounts in thousands).

Fiscal Year Ending April 30,	Amount
Remainder of 2011	$654
2012	675
2013	374
2014	164
Total	$1,867

The cost above is expected to be recognized over a weighted-average period of 1.43 years.

The Company continues to use the Black-Scholes option pricing model to estimate fair value of equity awards, which requires the input of highly subjective assumptions, including the expected stock price volatility. The Company’s calculations are made using the Black-Scholes option pricing model, with the following weighted average assumptions for the three months ended July 31, 2010 and 2009, respectively: expected option life, 12 to 18 months following vesting; stock volatility of 83% and 94%; risk-free interest rates of 1.4% and 2.4% and no dividends during the expected term. Not all stock options that have been granted will be exercised. Accordingly, the Company’s calculation of equity-based compensation expense includes an adjustment for the estimated number of options that will be forfeited.

Under the 2001 Stock Option Plan (the “2001 Option Plan”), the Company may grant options to purchase up to 2,000,000 shares of common stock to eligible employees, directors, and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-statutory stock options. Options granted under the 2001 Stock Option Plan generally vest over four years, are exercisable to the extent vested, and expire 10 years from the date of grant. Under the 1991 Stock Option Plan (the “1991 Option Plan”) which expired as of March 2001, the Company was able to grant options to eligible employees, directors and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for non-statutory stock options. Options granted under the 1991 Option Plan generally vest over four years, are exercisable to the extent vested, and expire 10 years from the date of grant.

A summary of the Company’s stock option activity for the three months ended July 31, 2010 is as follows:

			Weighted
		Weighted	average remaining	Aggregate
		average	contractual	intrinsic
	Shares	exercise price	term (in years)	value (1)
Outstanding at April 30, 2010	1,663,497	$3.31	7.12	$1,271,375
Granted	413,700	$3.55
Exercised	-	$-
Canceled or expired	(13,209)	$3.25
Outstanding at July 31, 2010	2,063,988	$3.38	7.20	$922,234

Exercisable at July 31, 2010	980,093	$3.23	6.26	$660,861

(1)	Aggregate intrinsic value is defined as the difference between the current market value and the exercise price and is estimated using the closing price of the Company’s common stock on the last trading day of the periods ended as of the dates indicated.

Total intrinsic value of awards exercised during the quarters ended July 31, 2010 and July 31, 2009 was $0 for both periods. The total fair value of awards vested during the quarters ended July 31, 2010 and July 31, 2009 was $302,292 and $237,958, respectively.

A summary of the Company’s nonvested stock option activity for the period ended July 31, 2010 is as follows:

		Weighted
		average fair
	Shares	value
Nonvested at April 30, 2010	814,343	$3.50
Granted	413,700	$2.28
Vested	(132,293)	$2.29
Canceled or expired	(11,855)	$2.02
Nonvested at July 31, 2010	1,083,895	$3.19

4. Goodwill and Intangible Assets

The following tables present details of the Company’s goodwill and intangible assets as of July 31, 2010 and April 30, 2010 (in thousands).

	Gross		Net
	carrying	Accumulated	carrying	Estimated
July 31, 2010	amount	amortization	amount	useful life
Infinite Lives:
Goodwill	$30,917	$—	$30,917	—
Finite Lives:
Customer-related	8,337	(1,445)	6,892	5 to 10 years
Technology-based	13,587	(2,680)	10,907	0.5 to 6 years
Trademarks	3,500	(568)	2,932	0.5 to 5 years
Patents	1,000	(8)	992	10 Years
Trade name	197	(149)	48	2 years
Backlog	300	(133)	167	0.5 years
Non-compete	603	(63)	540	3 to 3.3 years
Consulting agreement	133	(133)	-	1 year
Total	$58,574	$(5,179)	$53,395

	Gross		Net
	carrying	Accumulated	carrying	Estimated
April 30, 2010	amount	amortization	amount	useful life
Infinite Lives:
Goodwill	$15,835	$—	$15,835	—
Finite Lives:
Customer-related	4,136	(1,268)	2,868	5 to 10 years
Technology-based	6,787	(2,220)	4,567	0.5 to 6 years
Trademarks	1,500	(456)	1,044	0.5 to 5 years
Trade name	197	(140)	57	2 years
Backlog	100	(100)	-	0.5 years
Non-compete	103	(32)	71	3 to 3.3 years
Consulting agreement	133	(127)	6	1 year
Total	$28,791	$(4,343)	$24,448

Acquired finite-lived intangibles are generally amortized on a straight line basis over their estimated useful life. The useful life of finite-lived intangibles is the period over which the asset is expected to contribute directly or indirectly to future cash flows of the Company. Intangible assets amortization expense for the three months ended July 31, 2010, was $835,000. Amortization expense for the three months ended July 31, 2009, was $544,000. The estimated future amortization expense related to intangible assets as of July 31, 2010, is as follows (in thousands):

Fiscal Year Ending April 30,	Amount
Remainder of 2011	$3,495
2012	3,971
2013	3,415
2014	3,275
2015	3,047
2016	2,096
Thereafter	3,179
Total	$22,478

Goodwill at July 31, 2010, represents the excess of purchase prices over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes these acquisitions will produce the following results:
  Increased Market Presence and Opportunities: The addition of the acquired companies should increase the combined company’s market presence and opportunities for growth in sales and earnings.

  Enhanced Product Mix: The complementary nature of the Company’s products with its acquisitions should benefit current customers and provide the combined company with the ability to access new customers.

  Operating Efficiencies: The combination of the Company with its acquisitions provides the opportunity for potential economies of scale and cost savings.
The Company believes these primary factors support the amount of goodwill recognized as a result of the purchase price for companies it has acquired. Goodwill is tested for impairment on an annual basis as of April 30, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach.

5. Credit Facility

On June 29, 2010, the Company entered into a revolving credit note agreement with Hercules Technology II, L.P. Under the terms of the agreement, the Company is entitled to borrow up to $6.0 million. The amount that can be borrowed under the revolver is determined by the amount of eligible accounts receivable outstanding. As of July 31, 2010, there was $4.0 million outstanding on the revolver. Interest expense is recorded on funds borrowed at the prevailing LIBOR rate plus 7.25% per annum with a minimum rate of 9.25% (9.25% as of July 31, 2010) and has a maturity date of June 29, 2015.

6. Long-Term Debt

The Company’s debt consists of the following at July 31, 2010 and April 30, 2010 (in thousands):

	July 31,	April 30,
	2010	2010
Term Note Payable to Hercules Technology II, L.P., the proceeds of which were used to fund the cash portion of the consideration to acquire Daegis - see Note 2, interest rate at the prevailing LIBOR rate plus 8.25% per annum with a minimum rate of 10.25%
(10.25% at July 31, 2010) plus 2% interest to be paid in kind through maturity on June
29, 2015. This note is secured by an interest in substantially all of the Company's assets.
This note includes certain financial covenants and the Company is in compliance with
such covenants at July 31, 2010.	$24,044	$—

Subordinated Purchase (Convertible) Note Payable to the former Daegis shareholders, interest rate of 8%, payable September 2015. The note was converted on September 1,
2010 - see Note 13.	5,000	—

Subordinated Indemnity (Escrow) Note Payable to the former Daegis shareholders, interest rate of 3% for the first 18 months and 8% thereafter, payable September 2015.
The note was converted on September 1, 2010 - see Note 13.	1,200	—

Hercules Technology II, L.P., credit facility, interest rate at prevailing LIBOR rate plus
7.25% per annum with a minimum rate of 9.25% (9.25% at July 31, 2010), payable
June 29, 2015.	4,000	—

Convertible notes payable to ComVest Capital LLC, interest rate of 5%. The Comvest
notes were repaid on June 29, 2010.	—	377

Note Payable, interest rate of 5%, payable in installments through April 2011.	457	627

ComVest Capital LLC credit facility, interest rate 5.5%, repaid on June 29, 2010.	—	350

Other notes payable	4	4

Capital leases payable, payable in monthly installments through June 2013.	831	52
	35,536	1,410
Less discount on notes payable	(2,123)	(1)
Less current portion	(1,516)	(1,397)
Total long term debt, net	$31,897	$12

The discount on notes payable is related to warrants granted to the lender in association with the issuance of the term note. The Company provided the lender with 718,860 warrants to purchase shares of Unify common stock at $3.30 per share. The warrants have an expiration date of June 29, 2020. The Company used the Black-Scholes pricing model to estimate fair value of warrants granted.

7. Other Long-Term Liabilities

Included in other long term liabilities as of July 31, 2010 is deferred rent related to the Roseville, San Francisco, New York, and Chicago offices of $203,000, $6,000, $102,000, and $21,000, respectively. Included in other long term liabilities as of April 30, 2010 is $219,000 of deferred rent related to the Roseville, California office. Also included in other long term liabilities as of July 31, 2010 and April 30, 2010 are $200,000 and $320,000, respectively, related to the unfavorable lease terms associated with the Rutherford, New Jersey office lease assumed in the acquisition of AXS-One, Inc. Additionally, as of July 31, 2010 and April 30, 2010, there is $96,000 and $97,000, respectively, related to mandatory employee severance costs associated with a French statutory government regulated plan covering all France employees.

8. Maintenance Contracts

The Company offers maintenance contracts to its customers at the time they enter into a product license agreement and renew those contracts at the customers’ option, generally annually thereafter. These maintenance contracts are priced as a percentage of the value of the related license agreement. The specific terms and conditions of these initial maintenance contracts and subsequent renewals vary depending upon the product licensed and the country in which the Company does business. Generally, maintenance contracts provide the customer with unspecified product maintenance updates and customer support services. Revenue from maintenance contracts is initially deferred and then recognized ratably over the term of the agreements.

Changes in the Company’s deferred maintenance revenue during the periods are as follows (in thousands):

	Three Months Ended
	July 31,
	2010	2009
Deferred maintenance revenue beginning balance	$9,642	$5,473
Deferred maintenance revenue recognized during period	(4,686)	(2,580)
Deferred maintenance revenue of new maintenance contracts	2,949	4,910
Deferred maintenance revenue ending balance	$7,905	$7,803

9. Income Taxes

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. In general, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the fiscal years before 2005. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months. Therefore, no reserves for uncertain income tax positions have been recorded.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of July 31, 2010 and April 30, 2010, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor did the Company record any interest expense associated with any unrecognized tax benefits in the three months ended July 31, 2010 and 2009.

10. Comprehensive Income (Loss)

Comprehensive income includes net income (loss) and net foreign currency translation adjustments. A comprehensive loss on foreign currency translations for the three months ended July 31, 2010 and 2009 was ($20,000) and ($32,000), respectively.

11. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock. For the three months ended July 31, 2010 and 2009, because of our reported net loss, potentially dilutive securities were excluded from the per share computations due to their anti-dilutive effect.

	Three Months Ended
(in thousands, except per share amounts)	July 31,
	2010	2009
Net loss	$(858)	$(2,229)

Weighted average shares of common stock outstanding, basic	11,240	8,367
Effect of dilutive securities	-	-
Weighted average shares of common stock outstanding, diluted	11,240	8,367

Loss per share of common stock:
Basic	$(0.08)	$(0.27)
Diluted	$(0.08)	$(0.27)

The dilutive securities above represent only those stock options, warrants and convertible debt whose exercise prices were less than the average market price of the stock during the respective periods and therefore were dilutive. Potentially dilutive securities that are not included in the diluted net loss calculation because they would be antidilutive are employee stock options of 307,175 and common stock warrants of 242,435 as of July 31, 2010. Potentially dilutive securities that are not included in the diluted net loss calculation because they would be antidilutive are employee stock options of 513,865 and common stock warrants of 272,633 as of July 31, 2009. The number of shares of stock options excluded from the above amount because their exercise prices exceeded the average market price of the stock was 926,216 for the three months ended July 31, 2010 and 390,305 for the three months ended July 31, 2009.

12. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. We have evaluated our approach for making operating decisions and assessing the performance of our business and, beginning in the first quarter of fiscal year 2011, we have determined that we have two reportable segments: Database and Development Products (“DDP”) and Modernization and Migration Solutions, and eDiscovery and Integrated Content Archiving Solutions. Prior to the first quarter of fiscal year 2011, the Company maintained three reportable segments, Database and Development Products (“DDP”), Integrated Content Archiving Solutions and Modernization & Migration Solutions. The accounting policies of the segments are the same as those described in Note 1. We evaluate performance based on gross margins (total revenues less costs of revenues) before operating costs. We do not manage our operating costs on a segment basis as many of our sales, marketing and support personnel regularly work with products from all segments. Additionally, we do not track assets by segment and therefore asset disclosures by segment are not relevant and are not presented.

For the first quarter of fiscal 2011 and 2010, total revenue from the United States was $6.4 million and $1.2 million, respectively. Total revenue from all other countries was $3.5 million in the first quarter of fiscal 2011 and $3.3 million for the first quarter of fiscal 2010. Total long-lived assets as of July 31, 2010 and April 30, 2010, for the United States, was $55.0 million and $23.0 million, respectively. Total long-lived assets in all other countries were $1.9 million as of July 31, 2010 and $2.0 million as of April 30, 2010.

Financial information for the Company’s reportable segments is summarized below (in thousands). Fiscal 2010 segment information has been reclassified to conform to the fiscal 2011 presentation.

	Three Months Ended
	July 31,
	2010	2009
Total revenues:
Database and development products and modernization and migration solutions	$4,321	$3,428
eDiscovery and integrated content archiving solutions	5,564	1,083
Total revenues	$9,885	$4,511

Cost of revenue:
Database and development products and modernization and migration solutions	$765	$413
eDiscovery and integrated content archiving solutions	1,524	181
Total cost of revenues	$2,289	$594

Gross profit:
Database and development products and modernization and migration solutions	$3,556	$3,015
eDiscovery and integrated content archiving solutions	4,040	902
Total gross profit	$7,596	$3,917

13. Subsequent Event

On September 1, 2010 the Company converted the Subordinated Purchase Note issued pursuant to the Company’s acquisition of Daegis on June 29, 2010 and all related accrued interest to 1,448,614 shares of common stock at a conversion price of $3.50 per share. On September 1, 2010 the Company converted the Subordinated Indemnity (Escrow) Note issued pursuant to the Company’s acquisition of Daegis on June 29, 2010 and all related accrued interest to 344,667 shares of common stock at a conversion price of $3.50 per share. Both notes were cancelled upon conversion.

Audit ● Tax ● Advisory
Grant Thornton LLP 100 W Liberty Street, Suite 770 Reno, NV 89501-1965
Report of Independent Certified Public Accountants	T 775.786.1520 F 775.786.7091 www.GrantThornton.com

To the Board of Directors
Strategic Office Solutions, Inc. dba Daegis

We have audited the accompanying balance sheets of Strategic Office Solutions, Inc. dba Daegis (a California corporation) as of December 31, 2009 and 2008, and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Office Solutions, Inc. dba Daegis as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reno, Nevada
June 8, 2010

Strategic Office Solutions, Inc.
dba Daegis

BALANCE SHEETS

December 31,

ASSETS
	2009	2008
CURRENT ASSETS
Cash	$5,710,206	$2,013,314
Accounts receivable	6,105,205	7,264,053
Prepaid expenses	202,420	210,604
State franchise and income tax receivable	21,186	21,276
Total current assets	12,039,017	9,509,247
PROPERTY AND EQUIPMENT, net	1,284,450	1,437,229
DEPOSITS	184,005	208,052
Total assets	$13,507,472	$11,154,528

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$255,754	$272,653
Accrued expenses	1,208,370	821,790
Current portion of long-term capital lease obligations	265,468	376,489
Current portion of deferred rent	49,992	-
Total current liabilities	1,779,584	1,470,932
LONG-TERM CAPITAL LEASE OBLIGATIONS	-	265,328
NONCURRENT PORTION OF DEFERRED RENT	119,114	-
Total liabilities	1,898,698	1,736,260
STOCKHOLDERS' EQUITY
Common stock	309,934	309,934
Additional paid-in capital	1,153,995	1,016,862
Retained earnings	10,144,845	8,091,472
Total stockholders' equity	11,608,774	9,418,268
Total liabilities and stockholders' equity	$13,507,472	$11,154,528

The accompanying notes are an integral part of these statements.

Strategic Office Solutions, Inc.
dba Daegis

STATEMENTS OF INCOME

Years ended December 31,

	2009	2008
Sales, net	$23,550,599	$22,051,341
Cost of sales	3,615,949	3,216,398
Gross profit	19,934,650	18,834,943

Operating expenses
Salaries and wages	9,257,869	9,243,005
Payroll taxes	842,604	795,095
Employee benefits	1,079,731	831,946
Stock-based compensation	137,125	954,184
Outside services	257,123	65,503
Rent	792,537	533,346
Supplies	107,629	81,766
Utilities and telephone	652,903	564,569
Travel and entertainment	538,810	509,215
Office expense	180,221	266,911
Professional fees	451,822	220,695
Repairs and maintenance	144,914	110,682
Advertising/promotion	74,146	80,646
Taxes and licenses	194,228	140,652
Insurance	174,870	202,401
Other	370,746	90,754
Depreciation and amortization	945,062	629,002
Total operating expenses	16,202,340	15,320,372
Income from operations	3,732,310	3,514,571

Other income (expense)
Interest expense	(41,140)	(55,339)
Interest and other income	61,713	27,238
Total other income (expense)	20,573	(28,101)
Income before taxes	3,752,883	3,486,470
State income tax expense	92,836	2,256
NET INCOME	$3,660,047	$3,484,214

The accompanying notes are an integral part of these statements.

Strategic Office Solutions, Inc.
dba Daegis

STATEMENT OF STOCKHOLDERS' EQUITY

Year ended December 31, 2009

	Common Stock
	20,000,000 Shares
	Authorized,
	15,207,163
	Issued and	Additional		Total
	Outstanding,	Paid-in	Retained	Stockholders'
	No Par Value	Capital	Earnings	Equity
Balance, December 31, 2007	$309,934	$62,678	$4,921,458	$5,294,070
Stock-based compensation	-	954,184	-	954,184
Dividends paid	-	-	(314,200)	(314,200)
Net income	-	-	3,484,214	3,484,214
Balance, December 31, 2008	309,934	1,016,862	8,091,472	9,418,268
Stock-based compensation	-	137,133	-	137,133
Dividends paid	-	-	(1,341,530)	(1,341,530)
Advances to stockholders	-	-	(265,144)	(265,144)
Net income	-	-	3,660,047	3,660,047
Balance, December 31, 2009	$309,934	$1,153,995	$10,144,845	$11,608,774

The accompanying notes are an integral part of this statement.

Strategic Office Solutions, Inc.
dba Daegis

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2009	2008
Cash flows from operating activities:
Net income	$3,660,047	$3,484,214
Items not requiring the use of cash:
Depreciation and amortization	945,062	629,002
(Gain) on sale of equipment	-	(2,981)
Stock compensation expense	137,133	954,184
Changes in assets and liabilities:
Accounts receivable	1,158,848	(1,719,369)
Prepaid expenses	8,184	14,850
State franchise and income tax receivable	90	7,324
Deposits	24,047	(85,262)
Accounts payable	(16,899)	49,649
Accrued expenses	386,580	(33,107)
Deferred rent expense	169,106	-
Net cash provided by operating activities	6,472,198	3,298,504
Cash flows from investing activities:
Purchase of property and equipment	(792,283)	(713,723)
Proceeds from sale of equipment	-	3,000
Net cash used in investing activities	(792,283)	(710,723)
Cash flows from financing activities:
Borrowings on line of credit	1,000,000	13,117
Payments on line of credit	(1,000,000)	(13,117)
Payments on long-term capital lease obligations	(376,349)	(404,369)
Dividends paid	(1,341,530)	(314,200)
Advances to stockholders	(265,144)	-
Net cash used in financing activities	(1,983,023)	(718,569)
INCREASE IN CASH	3,696,892	1,869,212
Cash at beginning of year	2,013,314	144,102
Cash at end of year	$5,710,206	$2,013,314
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$41,140	$55,339
State franchise and income tax	$76,341	$9,081

The accompanying notes are an integral part of these statements.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A - ORGANIZATION

Strategic Office Solutions, Inc., an S-Corporation, was incorporated in 1999 to operate as a service bureau, providing time-sensitive document management services and finding cost-effective means by which their customers can meet their information management needs. The Company is headquartered in San Francisco, California, and principally provides litigation support services for attorneys and large corporations. As of August 21, 2006, Strategic Office Solutions, Inc. began doing business as Daegis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The Company’s financial records are maintained on the accrual basis of accounting. Revenues are recognized in the accounting period in which they are earned and become measurable; and expenses are recognized in the period incurred.

2. Revenue Recognition

The Company recognizes revenue as services are performed.

Various states impose a sales tax of 5.0% to 9.5% on all sales to in-state consumers. The Company collects that sales tax from customers and remits it to the various states. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenues and operating expenses.

3. Cash and Cash Equivalents The Company considers all short-term investments with original maturities of ninety days or less to be cash equivalents.

4. Accounts Receivable

The majority of the Company’s accounts receivable are due from law firms or companies involved in litigation. The Company does not require collateral from its customers to secure accounts receivable and generally requires payment in thirty days. The Company evaluates the collectability of its accounts receivable and writes off any amounts that are determined to be uncollectible.

5. Property and Depreciation Property and equipment are recorded at cost and depreciated using the straight-line and declining-balance methods over estimated useful lives of three to seven years.

6. Accounting for Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with accounting guidance requiring recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, the Company evaluates asset recoverability at each balance sheet date or when an event occurs that may impair recoverability of an asset. No impairment was recorded in 2009 or 2008.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

7. Advertising Costs The Company’s policy is to expense advertising costs as incurred. Advertising expenses for the years ended December 31, 2009 and 2008 were $74,146 and $80,646, respectively.

8. Compensated Absences

It is the Company’s policy to permit employees to accumulate earned but unused vacation, which will be paid to employees upon separation from the Company’s service. The cost of vacation is recorded in the period earned.

9. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. Income Taxes

The Company elected to be taxed as an S-Corporation as of May 7, 1999. Income tax effects resulting from the Company’s operations pass through to the stockholders; and accordingly, no provision for income taxes is included in the financial statements. It is the Company’s policy to declare and pay dividends to its stockholders to assist them in funding their income tax payments as a result of the S-Corporation election.

On January 1, 2009, the Company adopted accounting guidance related to accounting for uncertainty in income taxes, which required the recognition of uncertain tax positions taken or expected to be taken in a tax return when it is “more likely than not” to be sustained upon examination by tax authorities. This assessment assumes that tax authorities evaluate the technical merits of transactions individually with full knowledge of all facts and circumstances surrounding the issue. A recognized tax position is recorded in the financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority. Changes in judgment resulting in subsequent recognition, de-recognition, or adjusted measurement of a tax position taken in a prior annual period, including any related interest and penalties, are recognized as discrete items during the period in which the change occurs.

The adoption of the new accounting guidance related to accounting for uncertainty in income taxes did not have an impact on the financial statements, as all position taken on prior year income tax returns were deemed highly certain. The Company did not have a liability for unrecognized tax benefits upon adoption of the guidance or as of December 31, 2009.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

10. Income Taxes - Continued

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits. As of December 31, 2009, the Company did not have any unrecognized tax benefits; therefore, the Company did not have any interest or penalties expense related to unrecognized tax benefits for the year ended December 31, 2009. The Company is unaware of information concerning any tax positions for which a material change in the unrecognized tax benefit or liability is reasonably possible within the next twelve months. The Company files income tax returns in the United States. The Company is no longer subject to United States federal income tax examinations for years before 2006. The Company files federal and various state income tax returns and is no longer subject to federal income tax examinations for years before 2006 or state income tax examinations for years before 2005.

11. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and accounts receivable.

The Company maintains, at times, a cash balance at a single financial institution in excess of the $250,000 limit insured by the Federal Deposit Insurance Corporation.

The Company considers accounts receivable to be fully collectible, and no allowance for bad debts has been recorded.

As of December 31, 2009 and 2008, 58% of accounts receivable was due from three customers, and 57% of accounts receivable was due from four customers, respectively.

For the years ended December 31, 2009 and 2008, sales to two customers comprised 52%, and sales to three customers comprised 39% of sales revenue, respectively.

12. Recently Issued Accounting Standards

The Financial Accounting Standards Board (“FASB”) has established the Accounting Standards CodificationTM (“Codification” or “ASC”) as the single source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB’s Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification in this Annual Report by providing a plain English approach when describing any new or updated authoritative guidance.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

12. Recently Issued Accounting Standards - Continued

In May 2009, the FASB issued general standards for the accounting and reporting of subsequent events that occur between the balance sheet date and issuance of financial statements. Issuers will be required to recognize the effects, if material, of subsequent events in the financial statements if the subsequent event provides additional evidence about conditions that existed as of the balance sheet date. The issuer must also disclose the date through which subsequent events have been evaluated and the nature of any nonrecognized subsequent events. Nonrecognized subsequent events include events that provide evidence about conditions that did not exist as of the balance sheet date, but which are of such a nature that they must be disclosed to keep the financial statements from being misleading. These new standards became effective for financial reporting periods ending after June 15, 2009. The adoption has had no material effect on the Company’s consolidated financial statements. The Company evaluated subsequent events through June 8, 2010, the date the financial statements were available to be issued.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2009	2008
Computer equipment	$3,115,033	$2,707,751
Computer software	668,602	544,648
Office equipment	230,455	140,511
Leasehold improvements	324,663	153,560
Total property and equipment	4,338,753	3,546,470
Less accumulated depreciation	3,054,303	2,109,241
	$1,284,450	$1,437,229

Depreciation expense was $945,062 and $629,002 for the years ended December 31, 2009 and 2008, respectively.

NOTE D - LINE OF CREDIT

The Company has a $1,000,000 revolving line of credit with a bank secured by accounts receivable, inventory, equipment, and intangibles which expire in April 2010. The line of credit is due on demand, and there are currently no amounts outstanding. Interest is at prime plus 0.75% and was 4.00% as of December 31, 2009. The line of credit has certain financial covenants which the Company was in compliance with at December 31, 2009. The line of credit is guaranteed by certain shareholders of the Company.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE E - LONG-TERM CAPITAL LEASE OBLIGATIONS

The Company leases equipment and software under capital leases expiring in various years through 2010. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated using straight-line and declining-balance methods over the life of the capital lease or the estimated life whichever is shorter. Equipment and software serve as collateral for capital lease obligations.

The following is a summary of equipment under capital leases at December 31:

	2009	2008
Equipment and software	$1,028,898	$1,159,740
Less accumulated depreciation	781,617	576,788
Equipment, net	$247,281	$582,952

Minimum future lease payments under capital leases are as follows:

Year ending December 31, 2010	$275,507

Total minimum annual lease payments	275,507

Less amount representing interest	10,039
Less current portion	265,468
Long-term capital lease obligations	$-0-

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE F - OPERATING LEASES

The Company leases office space under various long-term operating leases, several of which include provisions for rent escalations. Rent expense is charged to operations using the straight-line method over the lease period. The lease terms vary and expire from 2009 to 2016 with the leases guaranteed by a certain stockholder. Total rental expense for the years ended December 31, 2009 and 2008 were $792,537 and $533,346, respectively.

Years ending December 31,
2010	$834,151
2011	791,076
2012	534,854
2013	262,283
2014	277,528
Thereafter	701,345
$3,401,237

NOTE G - STOCK OPTIONS

The Company adopted a stock option plan in 2001. Effective February 1, 2008, the Company amended the plan to increase the shares of common stock reserved from 5,650,000 to 8,750,000 shares. The Company may issue incentive stock options to officers, directors, and key employees as defined under current tax laws and non-qualified stock options to non-employees of the Company. The option price, number of shares, and grant date are determined at the discretion of the Company’s Board of Directors. Currently, options for approximately 8.1 million shares of common stock have been issued under this plan. The options are either exercisable in two equal installments, with the first installment becoming exercisable on the date of the grant of the options, or they are fully exercisable on the date of the grant of the options. The options have expiration dates of five and ten years from the dates of the grant of the options. Accounting guidance related to Share-Based Payment requires stock option plans to be accounted for using the Fair-Value-Based Method.

Under the accounting guidance, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized over the stated vesting period. The Company uses the Black-Scholes option-pricing model to estimate the fair value of employee stock-based compensation at the date of grant, which requires the use of accounting judgment and financial estimates. The expected life of the options used in this calculation is the period of time the options are expected to be outstanding, and is determined by the simplified method which states, “The midpoint of the average vesting period and contractual life is an acceptable expected life assumption.” Expected stock volatility is based on the median historical volatility of comparable guideline public companies. Expected option exercises, the period of time the options are held, forfeitures, employee terminations and other criteria are based on previous experiences. The risk-free rates for periods within the contractual life of the options are based on United States Treasury Note rates in effect at the time of the grant for the period equal to the expected life. Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation and consequently, the related amounts recognized in the Statements of Income. In December 2007, accounting guidance was issued which extends the use of the “simplified” method for those companies that conclude that it is not reasonable to base its estimate of expected life of options on its historical share option exercise experience. The Company uses the “simplified” method for all estimations of stock option compensation expense due to insufficient historical exercise data and changes in the terms of the share option grants.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE G - STOCK OPTIONS - Continued

These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. There were no stock options granted in 2009. The assumptions used in the Black-Scholes model for the year ended December 31, 2008 was as follows:

Risk-free interest rate	1.65%
Dividend yield	0.00%
Volatility factor	40.00%
Expected life (in years)	3

A summary of the activity under the stock option plan and related information is presented below:

	December 31, 2009		December 31, 2008
		Weighted		Weighted
	Number	Average	Number	Average
	of Shares	Exercise	of Shares	Exercise
	(Options)	Price	(Options)	Price
Balance at beginning of year	4,792,837	$0.64	1,507,023	$0.62
Options granted	-	-	3,285,814	0.65
Options forfeited	(642,858)	0.60	-	-
Options exercised	-	-	-	-
Balance at end of year	4,149,979	$0.64	4,792,837	$0.64
Exercisable at end of year	3,740,336	$0.64	3,901,050	$0.64

As of December 31, 2009, the total compensation cost related to unvested stock-based awards granted to employees under the Company’s stock option plan but not yet recognized was $13,780. This cost will be amortized during the year ended December 31, 2010. If all stock options were exercised, there would be no significant change in ownership percentages to the majority shareholders.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE G - STOCK OPTIONS - Continued

A summary of the Company’s nonvested stock option activity for the years ended December 31, 2009 and 2008 is as follows:

	December 31, 2009		December 31, 2008
	Number	Weighted	Number	Weighted
	of Shares	Average	of Shares	Average
	(Options)	Fair Value	(Options)	Fair Value
Nonvested at beginning of year	891,786	$0.34	160,715	$0.36
Granted	-	-	3,285,814	0.33
Vested	(160,715)	0.36	(2,554,743)	0.32
Forfeited	(321,429)	0.35	-	-
Nonvested at end of year	409,642	$0.32	891,786	$0.34

NOTE H - 401(k) PLAN

The Company has a 401(k) plan effective January 2003. The plan is available to all employees who have met certain service requirements. On October 15, 2007, the Company amended the plan to change employer contributions from discretionary to 100% of the first 3% of participants’ contributions and 50% of the next 2% of participants’ contributions. The Company’s contributions were $210,506 and $178,268 for the years ended December 31, 2009 and 2008, respectively.

Strategic Office Solutions, Inc.
dba Daegis

UNAUDITED CONDENSED BALANCE SHEETS

ASSETS

	March 31,	December 31,
	2010	2009
CURRENT ASSETS
Cash	$4,205,758	$5,710,206
Accounts receivable	4,816,820	6,105,205
Prepaid expenses	386,359	202,420
State franchise and income tax receivable	16,405	21,186
Total current assets	9,425,342	12,039,017

PROPERTY AND EQUIPMENT, net	1,626,396	1,284,450

DEPOSITS	146,005	184,005
Total assets	$11,197,743	$13,507,472

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$312,464	$255,754
Accrued expenses	967,745	1,208,370
Current portion of long-term capital lease obligations	357,047	265,468
Current portion of deferred rent	8,670	49,992
Total current liabilities	1,645,926	1,779,584

LONG-TERM CAPITAL LEASE OBLIGATIONS	369,443	-

NONCURRENT PORTION OF DEFERRED RENT	161,403	119,114
Total liabilities	2,176,772	1,898,698

STOCKHOLDERS' EQUITY
Common stock	309,934	309,934
Additional paid-in capital	1,153,981	1,153,995
Retained earnings	7,557,056	10,144,845
Total stockholders' equity	9,020,971	11,608,774
Total liabilities and stockholders' equity	$11,197,743	$13,507,472

The accompanying notes are an integral part of these statements.

Strategic Office Solutions, Inc.
dba Daegis

UNAUDITED CONDENSED STATEMENTS OF INCOME

Three Months ended March 31,

	2010	2009
Sales, net	$4,754,903	$4,894,645

Cost of sales	742,969	793,661
Gross profit	4,011,934	4,100,984

Operating expenses
Salaries and wages	1,346,159	1,657,946
Payroll taxes	244,715	221,766
Employee benefits	293,702	230,156
Stock-based compensation	-	34,281
Outside services	58,414	59,670
Rent	205,353	235,585
Supplies	15,833	17,107
Utilities and telephone	170,407	143,261
Travel and entertainment	30,597	151,488
Office expense	56,976	48,988
Professional fees	74,957	128,868
Repairs and maintenance	28,469	35,023
Advertising/promotion	11,125	27,317
Taxes and licenses	80,685	133,969
Insurance	40,102	44,390
Other	12,414	7,681
Depreciation and amortization	192,987	128,535
Total operating expenses	2,862,895	3,306,031
Income from operations	1,149,039	794,953

Other income (expense)
Interest expense	(4,190)	(12,715)
Interest and other income	9,482	15,336
Total other income (expense)	5,292	2,621

Income before taxes	1,154,331	797,574

State income tax expense	207,596	88,076
NET INCOME	$946,735	$709,498

The accompanying notes are an integral part of these statements.

Strategic Office Solutions, Inc.
dba Daegis

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

Three Months ended March 31,

	2010	2009
Cash flows from operating activities:
Net income	$946,735	$709,498
Items not requiring the use of cash:
Depreciation and amortization	192,987	128,535
Stock compensation expense	-	34,281
Changes in assets and liabilities:
Accounts receivable	1,288,385	867,376
Prepaid expenses	(183,939)	(58,317)
State franchise and income tax receivable	4,781	21,276
Deposits	38,000	(8,385)
Accounts payable	56,710	244,120
Accrued expenses	(240,626)	252,512
Deferred rent expense	967	134,628
Net cash provided by operating activities	2,104,000	2,325,524

Cash flows from investing activities:
Purchase of property and equipment	(6,584)	(115,869)
Net cash used in investing activities	(6,584)	(115,869)

Cash flows from financing activities:
Payments on long-term capital lease obligations	(67,326)	(97,711)
Dividends paid	(3,534,538)	-
Net cash used in financing activities	(3,601,864)	(97,711)
INCREASE (DECREASE) IN CASH	(1,504,448)	2,111,944
Cash at beginning of period	5,710,206	2,013,314
Cash at end of period	$4,205,758	$4,125,258

Supplemental disclosure of cash flow information:
Non-cash acquisition of property and equipment	$528,348	$-
Cash paid during the period for:
Interest	$4,190	$12,715
State franchise and income tax	$207,596	$88,076

The accompanying notes are an integral part of these statements.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

March 31, 2010

NOTE A - ORGANIZATION

Strategic Office Solutions, Inc., an S-Corporation, was incorporated in 1999 to operate as a service bureau, providing time-sensitive document management services and finding cost-effective means by which their customers can meet their information management needs. The Company is headquartered in San Francisco, California, and principally provides litigation support services for attorneys and large corporations. As of August 21, 2006, Strategic Office Solutions, Inc. began doing business as Daegis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The Company’s financial records are maintained on the accrual basis of accounting. Revenues are recognized in the accounting period in which they are earned and become measurable; and expenses are recognized in the period incurred.

2. Revenue Recognition

The Company recognizes revenue as services are performed.

Various states impose a sales tax of 5.0% to 9.5% on all sales to in-state consumers. The Company collects that sales tax from customers and remits it to the various states. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenues and operating expenses.

3. Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of ninety days or less to be cash equivalents.

4. Accounts Receivable

The majority of the Company’s accounts receivable are due from law firms or companies involved in litigation. The Company does not require collateral from its customers to secure accounts receivable and generally requires payment in thirty days. The Company evaluates the collectability of its accounts receivable and writes off any amounts that are determined to be uncollectible.

5. Property and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line and declining-balance methods over estimated useful lives of three to seven years.

6. Accounting for Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with accounting guidance requiring recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, the Company evaluates asset recoverability at each balance sheet date or when an event occurs that may impair recoverability of an asset. No impairment was recorded in 2010 or 2009.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS - CONTINUED

March 31, 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

7. Advertising Costs

The Company’s policy is to expense advertising costs as incurred. Advertising expenses for the three month periods ended March 31, 2010 and 2009 were $11,125 and $27,317, respectively.

8. Compensated Absences

It is the Company’s policy to permit employees to accumulate earned but unused vacation, which will be paid to employees upon separation from the Company’s service. The cost of vacation is recorded in the period earned.

9. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. Income Taxes

The Company elected to be taxed as an S-Corporation as of May 7, 1999. Income tax effects resulting from the Company’s operations pass through to the stockholders; and accordingly, no provision for income taxes is included in the financial statements. It is the Company’s policy to declare and pay dividends to its stockholders to assist them in funding their income tax payments as a result of the S-Corporation election.

On January 1, 2009, the Company adopted accounting guidance related to accounting for uncertainty in income taxes, which required the recognition of uncertain tax positions taken or expected to be taken in a tax return when it is “more likely than not” to be sustained upon examination by tax authorities. This assessment assumes that tax authorities evaluate the technical merits of transactions individually with full knowledge of all facts and circumstances surrounding the issue. A recognized tax position is recorded in the financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority. Changes in judgment resulting in subsequent recognition, de-recognition, or adjusted measurement of a tax position taken in a prior annual period, including any related interest and penalties, are recognized as discrete items during the period in which the change occurs.

The adoption of the new accounting guidance related to accounting for uncertainty in income taxes did not have an impact on the financial statements, as all position taken on prior year income tax returns were deemed highly certain. The Company did not have a liability for unrecognized tax benefits upon adoption of the guidance or as of March 31, 2010.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS - CONTINUED

March 31, 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

10. Income Taxes - Continued

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits. As of March 31, 2010, the Company did not have any unrecognized tax benefits; therefore, the Company did not have any interest or penalties expense related to unrecognized tax benefits for three months ended March 31, 2010. The Company is unaware of information concerning any tax positions for which a material change in the unrecognized tax benefit or liability is reasonably possible within the next twelve months. The Company files income tax returns in the United States. The Company is no longer subject to United States federal income tax examinations for years before 2006. The Company files federal and various state income tax returns and is no longer subject to federal income tax examinations for years before 2006 or state income tax examinations for years before 2005.

11. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and accounts receivable.

The Company maintains, at times, a cash balance at a single financial institution in excess of the $250,000 limit insured by the Federal Deposit Insurance Corporation.

The Company considers accounts receivable to be fully collectible, and no allowance for bad debts has been recorded.

As of March 31, 2010 and December 31, 2009, 51% of accounts receivable was due from four customers, and 58% of accounts receivable was due from three customers, respectively.

For the three months ended March 31, 2010 and 2009, sales to two customers comprised 50%, and sales to six customers comprised 70% of sales revenue, respectively.

12. Recently Issued Accounting Standards

The Financial Accounting Standards Board (“FASB”) has established the Accounting Standards CodificationTM (“Codification” or “ASC”) as the single source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB’s Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification in these financial statements by providing a plain English approach when describing any new or updated authoritative guidance.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS - CONTINUED

March 31, 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

12. Recently Issued Accounting Standards - Continued

In May 2009, the FASB issued general standards for the accounting and reporting of subsequent events that occur between the balance sheet date and issuance of financial statements. Issuers will be required to recognize the effects, if material, of subsequent events in the financial statements if the subsequent event provides additional evidence about conditions that existed as of the balance sheet date. The issuer must also disclose the date through which subsequent events have been evaluated and the nature of any non-recognized subsequent events. Non-recognized subsequent events include events that provide evidence about conditions that did not exist as of the balance sheet date, but which are of such a nature that they must be disclosed to keep the financial statements from being misleading. These new standards became effective for financial reporting periods ending after June 15, 2009. The adoption has had no material effect on the Company’s consolidated financial statements. The Company evaluated subsequent events through September 21, 2010, the date the financial statements were issued.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at March 31, 2010 and December 31, 2009:

	March 31,	December, 31,
	2010	2009
Computer equipment	$3,648,764	$3,115,033
Computer software	668,602	668,602
Office equipment	231,657	230,455
Leasehold improvements	324,663	324,663
Total property and equipment	4,873,686	4,338,753
Less accumulated depreciation	3,247,290	3,054,303
	$1,626,396	$1,284,450

Depreciation expense was $192,987 and $128,535 for the three months ended March 31, 2010 and 2009, respectively.

NOTE D - LINE OF CREDIT

The Company had a $1,000,000 revolving line of credit with a bank secured by accounts receivable, inventory, equipment, and intangibles which expired in April 2010. The line of credit was due on demand, and there were no amounts outstanding as of March 31, 2010. Interest was at prime plus 0.75% and was 3.25% as of March 31, 2010. The line of credit had certain financial covenants which the Company was in compliance with at March 31, 2010. The line of credit was guaranteed by certain shareholders of the Company.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS - CONTINUED

March 31, 2010

NOTE E - LONG-TERM CAPITAL LEASE OBLIGATIONS

The Company leases equipment and software under capital leases expiring in various years through 2013. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated using straight-line and declining-balance methods over the life of the capital lease or the estimated life whichever is shorter. Equipment and software serve as collateral for capital lease obligations.

The following is a summary of equipment under capital leases at March 31, 2010 and December 31, 2009:

	March 31,	December 31,
	2010	2009
Equipment and software	$1,430,689	$1,028,898
Less accumulated depreciation	750,299	781,617
Equipment, net	$680,390	$247,281

Years Ending December 31,	Amount
Remainder of 2010	$353,573
2011	219,754
2012	219,754
2013	18,313
Total minimum lease payments	811,394
Less amount representing interest	(84,904)
Present value of minimum lease payments	726,490
Less current portion	(357,047)
Long-term portion	$369,443

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS - CONTINUED

March 31, 2010

NOTE F - STOCK OPTIONS

The Company adopted a stock option plan in 2001. Effective February 1, 2008, the Company amended the plan to increase the shares of common stock reserved from 5,650,000 to 8,750,000 shares. The Company may issue incentive stock options to officers, directors, and key employees as defined under current tax laws and non-qualified stock options to non-employees of the Company. The option price, number of shares, and grant date are determined at the discretion of the Company’s Board of Directors. Currently, options for approximately 8.1 million shares of common stock have been issued under this plan. The options are either exercisable in two equal installments, with the first installment becoming exercisable on the date of the grant of the options, or they are fully exercisable on the date of the grant of the options. The options have expiration dates of five and ten years from the dates of the grant of the options. Accounting guidance related to Share-Based Payment requires stock option plans to be accounted for using the Fair-Value-Based Method.

Under the accounting guidance, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized over the stated vesting period. The Company uses the Black-Scholes option-pricing model to estimate the fair value of employee stock-based compensation at the date of grant, which requires the use of accounting judgment and financial estimates. The expected life of the options used in this calculation is the period of time the options are expected to be outstanding, and is determined by the simplified method which states, “The midpoint of the average vesting period and contractual life is an acceptable expected life assumption.” Expected stock volatility is based on the median historical volatility of comparable guideline public companies. Expected option exercises, the period of time the options are held, forfeitures, employee terminations and other criteria are based on previous experiences. The risk-free rates for periods within the contractual life of the options are based on United States Treasury Note rates in effect at the time of the grant for the period equal to the expected life. Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation and consequently, the related amounts recognized in the Statements of Income. In December 2007, accounting guidance was issued which extends the use of the “simplified” method for those companies that conclude that it is not reasonable to base its estimate of expected life of options on its historical share option exercise experience. The Company uses the “simplified” method for all estimations of stock option compensation expense due to insufficient historical exercise data and changes in the terms of the share option grants.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS - CONTINUED

March 31, 2010

NOTE F - STOCK OPTIONS - Continued

There were no stock options granted in 2009 or the first three months of 2010.

A summary of the activity under the stock option plan and related information is presented below:

	March 31, 2010
		Weighted
	Number	Average
	of Shares	Exercise
	(Options)	Price
Balance at beginning of period	4,149,979	$0.64
Options granted	-	-
Options forfeited	-	-
Options exercised	-	-
Balance at end of period	4,149,979	$0.64
Exercisable at end of period	4,149,979	$0.64

As of March 31, 2010, the total compensation cost related to unvested stock-based awards granted to employees under the Company’s stock option plan but not yet recognized was $0. If all stock options were exercised, there would be no significant change in ownership percentages to the majority shareholders.

Strategic Office Solutions, Inc.
dba Daegis

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS - CONTINUED

March 31, 2010

NOTE F - STOCK OPTIONS - Continued

A summary of the Company’s nonvested stock option activity for the period ended March 31, 2010 is as follows:

March 31, 2010
	Number	Weighted
	of Shares	Average
	(Options)	Fair Value
Nonvested at beginning of period	409,642	$0.32
Granted	-	-
Vested	(409,642)	0.32
Forfeited	-	-
Nonvested at end of period	-	-

NOTE G- 401(k) PLAN

The Company has a 401(k) plan effective January 2003. The plan is available to all employees who have met certain service requirements. On October 15, 2007, the Company amended the plan to change employer contributions from discretionary to 100% of the first 3% of participants’ contributions and 50% of the next 2% of participants’ contributions. The Company’s contributions were $53,735 and $50,095 for the three months ended March 31, 2010 and 2009, respectively.

NOTE H – SUBSEQUENT EVENT

On June 29, 2010 the Company sold all of its issued and outstanding shares of common stock to Unify Corporation for approximately $37.4 million. Shareholders of the Company received $24.0 million in cash, 2,085,714 shares of Unify Corporation common stock, and convertible notes totaling $6.2 million. The notes are convertible for a total of 1,771,428 shares of Unify Corporation common stock.

No one (including any salesman, broker or dealer) is authorized to provide oral or written information about this offering that is not included in this Prospectus.

UNIFY CORPORATION

Up to 6,836,867 Shares of Common Stock

____________________

Prospectus
____________________

October 8, 2010